Form 10-K405, Exhibit 13
period 1996-12-31
CFW COMMUNICATIONS CO
filed 1997-03-25
CIK 829676

Exhibit 13

                                                                      Exhibit 13



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
OVERVIEW
CFW Communications Company ("CFW" or the "Company") is a diversified communications company providing a broad range of products and services to business and residential customers in Virginia. These communications products and services include local telephone, cellular and paging, wireless and wireline cable television, directory assistance, competitive access, local Internet access, and alarm monitoring and installation.

The Company's strategy is to be a regional full-service provider of communications products and services to customers within an expanding service area. The Company has implemented this strategy through acquisitions, investments in spectrum licenses and internal growth through capital investment. In addition, the Company has leveraged its existing switching platform and fiber optic network by introducing new services such as long distance directory assistance, cable television, local Internet access, and various enhanced services such as Call Waiting and Caller Identification. These activities have contributed to considerable growth in the Company's operating revenues.

As a result of the Company's increasing focus on and growth in wireless communications and other competitive communications related businesses, a larger percentage of the Company's operating revenues and operating cash flows (operating cash flow is defined as operating income before depreciation and amortization) are being generated by businesses other than the mature telephone operations. Accordingly, management believes operating cash flow is a meaningful indicator of the Company's performance. Operating cash flow is commonly used in the wireless communications industry and by financial analysts and others who follow the industry to measure operating performance.

In 1996, the Company took another major stride in implementing its strategy by making significant investments for future expansion of its wireless mobile communications business. Through the Virginia PCS Alliance, L.C. ("Alliance") and other PCS joint ventures, the Company has acquired radio spectrum licenses for personal communications services ("PCS") for markets with an aggregate population of five million people. These licenses will enable the Company to deploy PCS services in central and western Virginia, West Virginia and parts of Maryland, Ohio, Pennsylvania, Kentucky and Tennessee. The Company is actively building a PCS network for the Alliance which is expected to provide PCS services to a 1.6 million populated area in central and western Virginia. The Company expects to commence PCS services in this initial service area during the second half of 1997. The Company plans to commence construction of the PCS networks for the remaining markets once the FCC grants the licenses, currently anticipated by mid-1997.

In 1997, management expects continued proportionate growth in revenue, operating cash flows and operating income from its current consolidated operations. However, the recent trend of lower operating margins due to start-up costs of newer businesses is expected to continue. The Company's recognition of its proportionate share of losses associated with the start-up of the Alliance and other PCS joint ventures is expected to offset net income growth from consolidated operations and reduce net income as a percent of revenue. These losses are expected to continue to grow until build-out is completed and a sufficient customer base is established.

The Company wishes to caution readers that these forward-looking statements and any other forward-looking statements made by the Company are based on a number of assumptions including, but not limited to, continuation of economic growth and demand for wireless and wireline communications services; continuation of current level of services for certain material customers; reform initiatives being considered by the FCC being relatively revenue neutral; significant competition in the Company's telephone service area not emerging in 1997; and achievement of build-out, operational, and marketing plans relating to deployment of PCS services. Any significant deviations from these assumptions could cause actual results to differ materially from those in the above and other forward-looking statements.

RESULTS OF OPERATIONS
SUMMARY - The Company reported net income for 1996 of $9.5 million, or $0.73 per share, a 12% increase over net income for 1995 of $8.5 million, or $0.66 per share. Growth from telephone and managed cellular operations, coupled with 1996 earnings from directory assistance operations, which incurred significant start-up losses in 1995, accounted for the majority of the increase. Results for 1995 included a gain of $0.9 million ($0.6 million after-tax; $0.045 per share) from the sale of an investment. Excluding this gain, net income for 1996 rose $1.6 million, or 21%, over 1995.

Operating cash flow was $23.8 million in 1996, a 20% increase over operating cash flow results of $19.9 million in 1995. This reflects increases from telephone operations of $1.9 million, primarily from increases in access and toll minutes, and $0.3 million from managed cellular operations, primarily from customer growth of 46% in 1996 and 40% in 1995, coupled with a $1.2 million contribution in 1996 from directory assistance operations which reported a cash flow loss of $0.9 million in 1995, its first year of operations.

OPERATING REVENUES - Total operating revenues were $49.9 million, an increase of $6.9 million, or 16% over 1995 ($10.9 million, or 34% increase in 1995 over 1994). The increases were primarily attributable to growth in toll and access minutes of use, access lines and calling features, growth in cellular and wireless cable customers, 46% and 38% (40% and 24% growth in 1995 over 1994) respectively, and commencement of directory assistance services in 1995.

Wireline revenues include telephone revenues, fiber optic network usage and wireline cable revenues. Telephone revenues, which include local service, access and toll service, directory advertising and calling feature revenues were $27.4 million, an increase of $1.8 million, or 7%, over 1995. Telephone revenues increased 11%, or $2.4 million, for 1995 over 1994. These increases were primarily due to growth in access lines of 3.3% for each year and revenue growth from custom calling features of 15% and 19%, respectively. Revenues from fiber optic network usage, which includes Internet services, were $3.6 million, an increase of 25%, or $0.7 million, over 1995 (13% or $0.3 million increase in 1995 over 1994) due to expanded network usage and introduction of Internet services in late 1995. Wireline cable revenues were $1.5 million in 1996 compared to $0.8 million in 1995, reflecting consistent revenue and customer levels since the acquisition of the business in June 1995.

Wireless communications revenues include cellular and paging revenues of $6.6 million, an increase of 23% over 1995 ($1.4 million, or 37%, increase over 1994), from access, toll, and roaming; and wireless cable revenues of $2.4 million, an increase of 24% over 1995 (35% increase over 1994), from subscriber basic and premium revenues. The increases reflect a 46% and 27% (40% and 41% growth in 1995 over 1994) growth in cellular and paging customers, respectively. The cable increase reflects a 38% (24% growth in 1995 over 1994) customer growth, primarily from markets launched in October 1994 and December 1995.

Directory assistance revenues, which include net revenues from providing directory listings for customers seeking telephone numbers in the mid-Atlantic states, increased $1.7 million, or 36%, over 1995. The increase reflects additional calling volume from being fully operational in 1996 after commencing services in early 1995.

Other communications revenues, which include revenues from the Company's sale and lease of communications equipment and security alarm monitoring and installation, increased $0.3 million, or 15%, over 1995 and $0.7 million, or 57%, over 1994 due to increased equipment installations.

OPERATING EXPENSES - Total operating expenses were $34.5 million, an increase of $4.9 million, or 16%, over 1995 ($9.7 million, or 49%, increase in 1995 over 1994). Costs associated with the growth in cellular and wireless cable customers and wireless cable expanded operations accounted for $2.5 million of the 1996 increase. The first full year of wireline cable operations in 1996 accounted for $0.6 million of the increase over 1995. The 1995 increase was primarily attributable to the phase-in of the directory assistance business, the expansion of wireless cable and the acquisition of a wireline cable business.

Maintenance and support expenses, which include costs related to specific property and equipment, as well as costs not directly attributable to property and equipment or a specific project, such as general engineering and general administration of property and equipment, increased $ 1.1 million, or 14%, over 1995, which reflects increased costs to support the growth in customers and services. Maintenance and support expenses increased $2.4 million, or 40%, in 1995 as compared to 1994. The 1995 increase was mostly due to the start-up of directory assistance business, expansion of wireless cable, and the acquisition of the wireline cable business.

Depreciation and amortization expenses increased $2.0 million, or 31%, over 1995 and $1.9 million, or 41%, over 1994. License amortization and depreciation related to capital expenditures in the Richmond wireless cable market, which commenced services in December 1995, accounted for $0.4 million of the 1996 increase. The Company recognized an additional $0.7 million in 1996 relating to the disposal of certain regulated telephone plant and equipment. Expansion of the wireless cable business and the start-up of directory assistance during 1995 resulted in an increase of $1.0 million over 1994. Significant capital outlay contributed to the remaining increase in each year.

Customer operations expenses, which include marketing, product management, product advertising, sales, publication of a regional telephone directory, customer services and directory services, increased $1.9 million, or 20%, over 1995 and $4.3 million, or 87%, in 1995 over 1994. The increase for each year was primarily attributable to sales commissions related to customer growth in the cellular and wireless cable operations.

Corporate operations expenses, which include taxes other than income, executive, accounting, legal, purchasing, information management, human resources and other general and administrative expenses, decreased $0.1 million from 1995 and increased $1.2 million, or 27%, over 1994. The majority of the 1995 increase was attributable to expenses associated with the phase-in of the directory assistance business.

OTHER INCOME (EXPENSES) - Other expense, net, which includes interest expense, decreased $0.6 million, or 32%, and $0.1 million, or 5%, from 1995 and 1994, respectively. These changes include costs recognized in 1995 from an adverse ruling in litigation involving Charlottesville Quality Cable Corporation (CQCC), which the Company assumed with the 1994 acquisition of American Quality Cable.

The Company filed an appeal which is expected to be heard in 1997. Equity income from wireless investees, which includes equity earnings from the Company's interest in the Roanoke cellular partnership (Note 11), decreased $0.4 million from 1995 due to higher operating costs and increased $0.4 million from 1994 due to customer growth.

INCOME TAXES - Income taxes increased $0.2 million, or 3%, in 1996 and $1.5 million, or 41%, in 1995. The 1996 increase was due to an increase in taxable income from operations offset by adjustments to tax deductible amounts. The 1995 increase was due to an increase in taxable income from operations and additional taxes on the gain recognized on the sale of the Virginia MetroTel investment. The effective rate for 1994 reflects an income tax benefit of $0.3 million for a contribution made to the Company's Foundation. The Company anticipates a 38% effective tax rate for 1997.

LIQUIDITY AND CAPITAL RESOURCES
The Company has funded its working capital requirements and capital expenditures from net cash provided from operating activities and borrowings under committed credit facilities. The Company has $18 million in unused aggregate borrowings available under its existing credit facilities.

During 1996, net cash provided by operating activities was $19.3 million. Principle changes in operating assets and liabilities included a $1.6 million increase in current assets, excluding cash, and a $1.0 million increase in current liabilities. The increase in operating assets resulted primarily from an increase in accounts receivable associated with growth in the cellular and wireless cable operations. Operating liabilities increased primarily as a result of advanced billings for cellular and wireless cable operations. The Company's investing activities included the investment of $15.9 million in property and equipment, $4.4 million investment in PCS and $1.4 million in deposits for PCS licenses, offset by distributions and liquidations of various investments. Net cash used in financing aggregated $1.2 million, including $5.1 million used to pay dividends. Borrowings under available lines of credit increased $4.0 million during the fourth quarter of 1996 as a result of an additional $3.9 million investment in the Alliance on September 30, 1996.

The Company had firm cash commitments relating to purchases of property and equipment of approximately $2 million as of December 31, 1996. Capital expenditures for 1997, including these commitments, are expected to approximate 1996 levels in order for the Company to continue its growth trend in wireless communications and other services. Funds required for dividends, capital expenditures, acquisition of PCS spectrum licenses, interest payments, and partnership contributions are expected to be provided from internal sources, borrowings drawn against available credit facilities, governmental financing of certain PCS spectrum licenses, and proceeds from the expected sale of the Roanoke cellular limited partnership interest. The Company has entered into certain guarantee agreements relating to its investment in the Alliance (Note
10). Management anticipates that funds required for additional capital contributions to the Alliance (Note 10) will be provided from increased cash flow resulting from lower estimated tax payments due to the Company recognizing its proportionate share of the tax losses generated by the Alliance, a limited liability company.

                       CONSOLIDATED STATEMENTS OF INCOME
                  CFW Communications Company and Subsidiaries

Years Ended December 31,                                      1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
     Wireline communications                          $    32,479,810            $   29,196,134            $   25,691,560
     Wireless communications                                8,965,882                 7,351,668                 5,341,266
     Directory assistance                                   6,399,865                 4,705,959                         -
     Other communications services                          2,102,730                 1,835,255                 1,164,912
---------------------------------------------------------------------------------------------------------------------------
                                                           49,948,287                43,089,016                32,197,738
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
     Maintenance and support                                9,528,425                 8,391,967                 6,034,646
     Depreciation and amortization                          8,409,662                 6,437,849                 4,577,759
     Customer operations                                   11,156,489                 9,274,890                 4,953,902
     Corporate operations                                   5,438,732                 5,562,721                 4,382,998
---------------------------------------------------------------------------------------------------------------------------
                                                           34,533,308                29,667,427                19,949,305
---------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                           15,414,979                13,421,589                12,248,433

OTHER INCOME (EXPENSES)
     Other expense, principally interest                   (1,273,045)               (1,871,953)               (1,971,497)
     Interest and dividend income                             587,393                   603,521                   594,410
     Equity income from wireless investees                    449,893                   839,948                   453,567
     Gain on sale of investments                                    -                   926,699                         -
---------------------------------------------------------------------------------------------------------------------------
                                                           15,179,220                13,919,804                11,324,913

INCOME TAXES                                                5,162,497                 5,005,941                 3,550,397
---------------------------------------------------------------------------------------------------------------------------
                                                           10,016,723                 8,913,863                 7,774,516

MINORITY INTERESTS                                           (467,017)                 (420,250)                 (211,728)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                            $     9,549,706            $    8,493,613            $    7,562,788
---------------------------------------------------------------------------------------------------------------------------
Net income per common share:
     Income before minority interests                 $          0.77            $         0.69            $         0.65
     Minority interests                                         (0.04)                    (0.03)                    (0.02)
---------------------------------------------------------------------------------------------------------------------------
Net income                                            $          0.73            $         0.66            $         0.63
---------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                 13,056,081                12,933,926                12,016,163
---------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                              $         0.392            $        0.379            $        0.368
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                                CONSOLIDATED BALANCE SHEETS
                                        CFW Communications Company and Subsidiaries


December 31,                                                  1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                        $     3,003,607            $    5,264,986            $     8,558,886
     Accounts receivable,
       including interest receivable                        9,441,979                 8,677,086                  5,491,838
     Note receivable                                          126,062                   140,231                    528,536
     Material and supplies                                  2,019,836                 1,980,837                  1,608,204
     Prepaid expenses                                         345,277                   207,319                    122,850
     Income taxes receivable                                  617,067                     3,356                    781,852
---------------------------------------------------------------------------------------------------------------------------

                                                           15,553,828                16,273,815                 17,092,166
---------------------------------------------------------------------------------------------------------------------------




SECURITIES AND INVESTMENTS                                 20,597,270                29,471,626                 23,195,352
---------------------------------------------------------------------------------------------------------------------------




PROPERTY AND EQUIPMENT
     In service                                           124,388,071               107,420,864                 88,904,549
     Under construction                                     2,807,983                 4,385,440                 14,181,705
---------------------------------------------------------------------------------------------------------------------------

                                                          127,196,054               111,806,304                103,086,254
     Less accumulated depreciation                         37,162,040                30,713,237                 29,732,209
---------------------------------------------------------------------------------------------------------------------------

                                                           90,034,014                81,093,067                 73,354,045
---------------------------------------------------------------------------------------------------------------------------



OTHER ASSETS
     Cost in excess of net assets of business acquired,
       less accumulated amortization                       12,660,497                13,268,224                  5,512,778
     Deferred charges                                       2,198,923                 3,144,581                  4,810,007
     Deposit for PCS licenses                               1,355,347                         -                          -
---------------------------------------------------------------------------------------------------------------------------

                                                           16,214,767                16,412,805                 10,322,785
---------------------------------------------------------------------------------------------------------------------------



                                                      $   142,399,879            $  143,251,313            $   123,964,348
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

December 31,                                                 1996                     1995                      1994
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                 $     3,346,045            $    3,674,310            $     4,500,799
     Customers' deposits                                      469,566                   477,393                    439,521
     Advance billings                                       1,876,808                 1,506,777                  1,203,355
     Accrued payroll                                        1,007,883                   833,232                    529,850
     Accrued interest                                         726,000                   726,000                    726,000
     Other accrued liabilities                              2,987,816                 2,384,774                  1,718,641
     Deferred revenue                                       1,181,481                   972,593                    564,596
---------------------------------------------------------------------------------------------------------------------------

                                                           11,595,599                10,575,079                  9,682,762
---------------------------------------------------------------------------------------------------------------------------


LONG-TERM DEBT                                             24,000,000                20,000,000                 20,066,923
---------------------------------------------------------------------------------------------------------------------------


LONG-TERM LIABILITIES
     Deferred income taxes                                 10,702,885                13,866,047                 10,313,765
     Investment tax credit                                          -                    34,382                    154,125
     Retirement benefits other than pensions                7,724,107                 7,149,957                  6,513,906
     Other                                                  1,478,467                 1,509,481                    831,884
---------------------------------------------------------------------------------------------------------------------------

                                                           19,905,459                22,559,867                 17,813,680
---------------------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                            896,895                   874,664                    823,710
---------------------------------------------------------------------------------------------------------------------------

COMMITMENTS

SHAREHOLDERS' EQUITY
     Preferred stock, no par value per share,
        authorized 1,000,000 shares; none issued                    -                         -                          -
     Common stock, no par value per share,
        authorized 20,000,000 shares;
        issued 12,980,212 shares
        (12,983,318 in 1995 and
        12,676,548 in 1994)                                43,378,440                43,531,164                 37,280,009
     Retained earnings                                     40,163,310                35,700,859                 32,059,251
     Unrealized gain on securities available
       for sale, net                                        2,460,176                10,009,680                  6,238,013
---------------------------------------------------------------------------------------------------------------------------

                                                           86,001,926                89,241,703                 75,577,273
---------------------------------------------------------------------------------------------------------------------------

                                                         $142,399,879            $  143,251,313              $ 123,964,348
---------------------------------------------------------------------------------------------------------------------------

                                       19

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  CFW Communications Company and Subsidiaries

                                                                                                                 Unrealized Gain
                                                            Common Stock                         Retained         on Securities
                                                     Shares                Amount                Earnings    Available for Sale, Net
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                         11,486,459         $    10,283,025        $    28,960,445      $   13,737,504

     Net income                                             -                       -              7,562,788                   -
     Unrealized loss on securities
         available for sale, net                            -                       -                      -          (7,499,491)
     Cash dividends                                         -                       -             (4,463,982)                  -
     Additional stock issued                        1,150,000              26,677,510                      -                   -
     Net sales to employees:
       Stock purchase plan                              6,490                 155,282                      -                   -
       Stock option plan                               61,333                 552,315                      -                   -
     Business acquisition                              38,910                 999,987                      -                   -
     Stock redeemed                                   (66,644)             (1,388,110)                     -                   -
------------------------------------------------------------------------------------------------------------------------------------


BALANCE, DECEMBER 31, 1994                         12,676,548              37,280,009             32,059,251           6,238,013

     Net income                                             -                       -              8,493,613                   -
     Unrealized gain on securities
         available for sale, net                            -                       -                      -           3,771,667
     Cash dividends                                         -                       -             (4,852,005)                  -
     Net sales to employees:
       Stock option plan                               29,509                 312,655                      -                   -
     Business acquisition                             404,761               8,500,000                      -                   -
     Stock redeemed                                  (127,500)             (2,561,500)                     -                   -
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                         12,983,318              43,531,164             35,700,859          10,009,680

     Net income                                             -                       -              9,549,706                   -
     Unrealized loss on securities
         available for sale, net                            -                       -                      -          (7,549,504)
     Cash dividends                                         -                       -             (5,087,255)
     Net sales to employees:
        Stock option plan                               6,894                  22,589                      -                   -
     Stock redeemed                                   (10,000)               (175,313)                     -                   -
------------------------------------------------------------------------------------------------------------------------------------


BALANCE, DECEMBER 31, 1996                         12,980,212         $    43,378,440        $    40,163,310         $ 2,460,176
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  CFW Communications Company and Subsidiaries

Years ended December 31,                                            1996                     1995                   1994
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                               $    9,549,706            $    8,493,613         $    7,562,788
     Adjustments to reconcile net income
        to net cash provided by operating activities:
           Depreciation                                            7,916,152                 6,155,979              4,632,248
           Amortization                                              493,510                   281,870                (54,489)
           Deferred taxes and tax credit amortization              1,612,833                 1,031,266                382,277
           Retirement benefits other than pensions, net              574,150                   636,051                157,056
           Other                                                      42,812                  (318,381)              (427,275)
           Equity income from wireless investees                    (449,893)                 (839,948)                     -
           Minority interests, net of distributions                   22,231                    50,954                120,050
           Distributions received from investments                   155,141                    40,013                      -
           Gain on sale of investments                                     -                  (926,699)                     -
     Changes in assets and liabilities from operations:
        Increase in accounts receivable                             (823,032)               (3,145,144)               (13,253)
        (Increase) decrease in materials and supplies                (38,999)                 (344,113)               777,350
        (Increase) decrease in note receivable                        14,170                   388,305               (528,035)
        (Increase) decrease in income taxes receivable              (613,711)                  778,496               (781,852)
        (Increase) decrease in other current assets                 (137,959)                  (75,422)                75,593
        Increase (decrease) in accounts payable                     (328,265)                 (826,489)               894,372
        Increase in other accrued liabilities                        777,693                   964,516                191,317
        Increase in other current liabilities                        571,092                   669,216                317,492
------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                    19,337,631                13,014,083             13,305,639
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of property and equipment                         (15,874,951)              (11,595,802)           (24,890,561)
     Cash flows from securities and investments                   (3,128,733)                2,502,832             (4,253,994)
     Deposit for PCS licenses                                     (1,355,347)                        -                      -
     Acquisition of American Quality Cable                                 -                         -            (16,271,120)
------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                       (20,359,031)               (9,092,970)           (45,415,675)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net proceeds from issuance of common stock                       22,589                   312,655             27,385,107
     Stock redeemed                                                 (175,313)               (2,561,500)            (1,388,110)
     Proceeds from borrowings                                      4,000,000                         -                      -
     Principal payments on borrowings                                      -                  (114,163)               (47,240)
     Cash dividends                                               (5,087,255)               (4,852,005)            (4,463,982)
------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities          (1,239,979)               (7,215,013)            21,485,775
------------------------------------------------------------------------------------------------------------------------------

     Decrease in cash and cash equivalents                        (2,261,379)               (3,293,900)           (10,624,261)
     Cash and cash equivalents:
     Beginning                                                     5,264,986                 8,558,886             19,183,147
------------------------------------------------------------------------------------------------------------------------------

     Ending                                                   $    3,003,607            $    5,264,986         $    8,558,886
------------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                  CFW Communications Company and Subsidiaries

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
CFW Communications Company is a diversified communications company that provides a broad range of products and services to business and residential customers in Virginia through six operating divisions. The Company's services include local telephone, regional network services, cellular telephone, directory assistance, communications services and wireline and wireless cable television. The communications services division provides paging, voicemail, business communication and security products. The regional network services division provides interexchange access, competitive access and local Internet access. Significant accounting policies follow:

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and those partnerships where the Company, as managing partner, exercises control. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the FDIC insurance limit.

SECURITIES AND INVESTMENTS: The Company has investments in debt and equity securities and partnerships. Management determines the appropriate classification of securities at the date of purchase and continually thereafter. The classification of those securities and the related accounting policies are as follows:

AVAILABLE FOR SALE SECURITIES: Securities classified as available for sale primarily are traded on a national exchange and are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors including changes in market conditions, liquidity needs and other similar factors. Securities available for sale are stated at fair value and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of shareholders' equity. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in income.

EQUITY METHOD INVESTMENTS: These investments consist of partnership and corporate investments where the Company's ownership is 20% or more, except where such investments meet the requirements for consolidation. Under the equity method, the Company's share in earnings or losses of these companies is reflected in earnings.

INVESTMENTS CARRIED AT COST: These are investments in which the Company does not have significant ownership and for which there is no ready market. Information regarding these and all other investments is reviewed continuously for evidence of impairment in value. No impairment was deemed to have occurred at December 31, 1996.

Interest on debt securities is recognized in income as accrued, and dividends on marketable equity securities recognized in income when declared. Realized gains or losses are determined on the basis of specific securities sold and are included in earnings.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Accumulated depreciation is charged with the cost of property retired, plus removal cost, less salvage. Depreciation is determined under the remaining life method and straight line composite rates. Depreciation provisions were approximately 6.4%, 6.5%, and 6.0% of average depreciable assets for the years 1996, 1995 and 1994, respectively.

COST IN EXCESS OF NET ASSETS ACQUIRED: Cost in excess of net assets acquired resulting from acquisitions is being amortized over 30 years using the straight-line method.

PENSION BENEFITS: The Company sponsors a non-contributory defined benefit pension plan covering all employees who meet eligibility requirements. Pension benefits vest after five years of service and are based on years of service and average final compensation subject to certain reductions if the employee retires before reaching age 62. The Company's funding policy has been to contribute up to the maximum amount allowable by applicable regulations. Contributions are intended to provide not only for benefits based on service to date, but also for those expected to be earned in the future.

The Company also sponsors a contributory defined contribution plan under Internal Revenue Code Section 401(k) for substantially all employees. The Company contributes 50% of each participant's annual contribution for contributions up to 6% of each participant's annual compensation. The employee elects the type of investment fund from the equity, bond and annuity alternatives offered by the plan.

RETIREMENT BENEFITS OTHER THAN PENSIONS: The Company provides certain health care benefits for all retired employees that meet eligibility requirements. The Company's share of the estimated costs of benefits that will be paid after retirement is generally being accrued by charges to expense over the employees' service periods to the dates they are fully eligible for benefits.

INCOME TAXES: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Investment tax credits have been deferred and are amortized over the estimated life of the related assets.

NET INCOME PER COMMON SHARE: Net income per common share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. All per share amounts have been restated to give effect to stock dividends and stock splits.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair values of financial instruments recorded on the balance sheet, except securities and investments, are not significantly different from the carrying amounts. Information as to securities and investments is included elsewhere in Notes 1 and 2. The fair value of off balance sheet guarantees, as described in Note 10, is not determinable due to the nature of the transaction.


NOTE 2. SECURITIES AND INVESTMENTS
--------------------------------------------------------------------------------

Investments consist of the following as of December 31:
                                                                                      Carrying Values
                                    Type of Ownership                 1996                      1995                     1994
--------------------------------------------------------------------------------------------------------------------------------
Available for Sale
American Telecasting, Inc.          Equity Securities           $    8,119,644              $  20,475,624         $   14,474,148
Mortgage-backed securities          Debt Securities                  1,512,249                  2,502,374              3,469,830
---------------------------------------------------------------------------------------------------------------------------------
                                                                     9,631,893                 22,977,998             17,943,978
---------------------------------------------------------------------------------------------------------------------------------
Equity Method
Roanoke Cellular Limited            Limited Partnership
     Partnership                       Interest                      1,500,687                  1,280,987              1,158,769
Virginia Telecommunications         General Partnership
     Partnership                       Interest                        416,926                    307,174                349,482
Virginia MetroTel, Inc.             Equity Securities                        -                          -                715,445
Virginia Independent                Limited Partnership
     Telephone Alliance                Interest                        425,352                    377,463                368,650
Virginia PCS Alliance, L.C.         Equity and Convertible           5,074,818                    723,583                165,360
                                       Preferred Interests
Other                               Partnership Interests              569,032                    489,021                433,798
---------------------------------------------------------------------------------------------------------------------------------
                                                                     7,986,815                  3,178,228              3,191,504
---------------------------------------------------------------------------------------------------------------------------------
Cost Method
USTN Holdings, Inc.                 Equity and Convertible
                                    Debt Securities                  1,764,839                  1,706,700              1,677,200
Applied Video Technology            Equity Securities                        -                    446,219                169,024
Multimedia Medical Systems, Inc.    Equity Securities                1,052,650                  1,000,000                      -
Other                               Equity Securities                  161,073                    162,481                213,646
---------------------------------------------------------------------------------------------------------------------------------
                                                                     2,978,562                  3,315,400              2,059,870
---------------------------------------------------------------------------------------------------------------------------------
                                                                $   20,597,270             $   29,471,626         $   23,195,352
---------------------------------------------------------------------------------------------------------------------------------

Subsequent to year-end, the fair market value of the Company's investment in American Telecasting, Inc. was approximately $5 million. Expected maturities on mortgage-backed securities will differ from contractual maturities because the issuers of these securities have the right to call or prepay their obligations without any penalties.


Cash flows from purchases, sales and maturities of securities:

                                                 1996                1995               1994
---------------------------------------------------------------------------------------------------
Available for sale securities:
     Sales and maturities                   $     990,125       $    1,192,671    $    1,130,573
     Purchases                                          -              (53,730)       (5,365,085)
Other investments (equity and cost method):
     Sales                                        328,101            1,643,391                 -
     Purchases                                 (4,446,959)            (279,500)          (19,482)
---------------------------------------------------------------------------------------------------
                                            $  (3,128,733)      $    2,502,832    $   (4,253,994)
---------------------------------------------------------------------------------------------------

Changes in the unrealized gain (loss) on available for sale securities during the years ended December 31, 1996, 1995, and 1994, reported as a separate component of shareholders' equity are as follows:

                                                                 1996               1995                 1994
---------------------------------------------------------------------------------------------------------------------------
Unrealized gain, beginning balance                          $  16,382,455        $10,209,515        $  22,483,640
Unrealized holding gains (losses) during the year             (12,355,980)         6,172,940          (12,274,125)
---------------------------------------------------------------------------------------------------------------------------
Unrealized gain, ending balance                                 4,026,475         16,382,455           10,209,515
---------------------------------------------------------------------------------------------------------------------------
Deferred tax effect related to net unrealized holding gains    (1,566,299)        (6,372,775)          (3,971,502)
Unrealized gain included in shareholders' equity             $  2,460,176        $10,009,680        $   6,238,013
---------------------------------------------------------------------------------------------------------------------------

NOTE 3. PENSION PLANS
--------------------------------------------------------------------------------

Net pension cost for the Company's defined benefit pension plans consisted of the following components for the years ended December 31:


                                                                1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned                            $     445,527              $    341,474              $    429,153
Interest cost on projected benefit obligations              1,043,933                   970,892                   937,805
Actual return on plan assets                               (1,432,109)               (2,140,429)                 (928,356)
Net amortization and deferral                                   2,121                   783,605                  (343,909)
---------------------------------------------------------------------------------------------------------------------------
Defined benefit plan expense (credit)                          59,472                   (44,458)                   94,693
Defined contribution plan expense                             245,883                   194,250                   147,965
---------------------------------------------------------------------------------------------------------------------------

                                                        $     305,355                  $149,792                 $ 242,658

Assumptions used by the Company in the determination of pension plan information consisted of the following as of December 31:


                                                                1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Discount rate                                                    7.75%                     7.50%                     8.25%
Rate of increase in compensation levels                          4.75%                     5.00%                     5.00%
Expected long-term rate of return on plan assets                 9.50%                     9.50%                     9.50%


The following table sets forth the defined benefit plan's funded status and amounts recognized in the accompanying balance sheets as of December 31:


                                                                1996                    1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
     Vested benefits                                    $  12,129,936              $ 10,122,138              $   9,670,870
---------------------------------------------------------------------------------------------------------------------------

Actuarial present value of benefit obligations:
     Accumulated benefits                               $  12,497,226              $ 10,466,270              $   9,219,085
---------------------------------------------------------------------------------------------------------------------------

Actuarial present value of benefit obligations:
     Projected benefits                                 $  15,646,558              $ 14,348,088              $  12,180,506

Plan assets at fair value, primarily group annuity
    contracts                                              16,279,589                15,639,445                 14,290,981
---------------------------------------------------------------------------------------------------------------------------

Plan assets in excess of projected benefit obligations        633,031                 1,291,357                  2,110,475
Items not yet recognized:
     Net gain                                              (1,858,242)               (1,803,414)                (2,695,300)
     Prior service cost                                       860,197                   190,734                    203,263
     Transition obligations                                    78,903                    94,684                    110,465
---------------------------------------------------------------------------------------------------------------------------

Liability included in balance sheets                    $    (286,111)             $   (226,639)              $   (271,097)
---------------------------------------------------------------------------------------------------------------------------

NOTE 4. RETIREMENT BENEFITS OTHER THAN PENSIONS
--------------------------------------------------------------------------------

The Company sponsors two defined benefit plans for retirees that cover both salaried and nonsalaried employees. The individual plans provide medical benefits for all retirees and group life benefits for employees retiring prior to January 1994. The health care plan requires no contributions, except for personnel electing early retirement prior to age 62, provided they have 20 years of service; the group life plan premium is contributory on a retiree/company shared basis. Both plans anticipate that benefits offered under the plans will be adjusted periodically in accordance with changes adopted for the active employee plans. Neither plan is currently being funded.

The following table sets forth the plans' combined status reconciled with the obligation recognized in the accompanying balance sheets as of December 31:

                                                                1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
     Retirees                                            $  1,945,327              $  1,852,859              $   1,913,031
     Fully eligible active plan participants                1,685,990                 1,589,434                  1,028,381
     Other active plan participants                         2,991,410                 3,028,227                  2,799,037
---------------------------------------------------------------------------------------------------------------------------

                                                            6,622,727                 6,470,520                  5,740,449
Unrecognized net gain                                         852,485                   430,542                    622,331
---------------------------------------------------------------------------------------------------------------------------

                                                            7,475,212                 6,901,062                  6,362,780

Other benefits                                                248,895                   248,895                    151,126
---------------------------------------------------------------------------------------------------------------------------

Liability included in balance sheets:                    $  7,724,107              $  7,149,957              $   6,513,906
---------------------------------------------------------------------------------------------------------------------------


Provision for retirement benefits other than pensions included the following components for the years ended December 31:


                                                                1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Service cost - benefits attributed to service during the year   $ 207,319           $    206,737              $   208,107
Interest cost on accumulated postretirement benefit obligation    476,194                464,122                  376,374
Recognized curtailment gain                                         -                        -                   (332,707)
Amortization of unrecognized gain                                   -                     (2,420)                 (50,019)
---------------------------------------------------------------------------------------------------------------------------

                                                                $ 683,513           $    668,439              $   201,755
---------------------------------------------------------------------------------------------------------------------------

The discount rates used to compute the accumulated postretirement benefit obligation were 7.75%, 7.50%, and 8.25% at December 31, 1996, 1995, and 1994,
respectively. For measurement purposes, an 8% annual rate of increase in the per capita cost of covered benefits was assumed for 1996, with such annual rate of increase gradually declining to 5.75% in 2001 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $1,001,000 and the aggregate of the service and interest cost components of the provision for retirement benefits other than pensions for the year then ended by approximately $124,000.

During 1994, the Company revised its Group Life Insurance Plan and eliminated group life insurance coverage for most current employees upon their retirement. This change resulted in a curtailment gain of $332,707.


NOTE 5. LONG-TERM DEBT AND LINES OF CREDIT
--------------------------------------------------------------------------------
The Company has outstanding $20,000,000 of unsecured senior notes. The notes carry a fixed interest rate of 7.26% with principal of $1,818,182 payable beginning January 1998 and on each subsequent anniversary through their maturity of January 1, 2008. In addition, the note agreement contains various restrictive covenants including restrictions relating to additional debt issuances, fixed charges, net worth and payment of dividends. Approximately $2,100,000 of retained earnings were available for the payment of dividends at December 31, 1996. The Company had $4,000,000 outstanding on available lines of credit aggregating $22,000,000 at December 31, 1996. The company has the ability and intent to refinance these borrowings with an existing line of credit which has a maturity of beyond one year. The blended rate on these borrowings as of December 31, 1996, is 5.9%. Interest expense was $1,325,000, $1,134,000 and $1,375,000 for 1996, 1995, and 1994,
respectively.

NOTE 6. INCOME TAXES
--------------------------------------------------------------------------------

The components of income tax expense are as follows for the years ended December 31:


                                                                1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Current tax expense:
     Federal tax expense                                 $  3,159,133              $  3,651,126               $  2,717,371
     State tax expense                                        390,531                   323,549                    281,485
---------------------------------------------------------------------------------------------------------------------------

                                                            3,549,664                 3,974,675                  2,998,856
Deferred tax expense                                        1,647,215                 1,151,009                    699,946
Deferred investment tax credits amortized                     (34,382)                 (119,743)                 (148,405)
---------------------------------------------------------------------------------------------------------------------------

                                                         $  5,162,497              $  5,005,941               $  3,550,397
---------------------------------------------------------------------------------------------------------------------------

Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows for the years ended December 31:


                                                                1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Computed tax at statutory rate                           $  5,049,271              $  4,624,844               $  3,778,482
Investment tax credits amortization                           (34,382)                 (119,743)                 (148,405)
State income taxes, net of federal income tax benefit         257,750                   368,099                    186,403
Tax benefit of appreciation on investments contributed              -                         -                  (198,151)
Other - net                                                  (110,142)                  132,741                   (67,932)
---------------------------------------------------------------------------------------------------------------------------

                                                         $  5,162,497              $  5,005,941               $  3,550,397
---------------------------------------------------------------------------------------------------------------------------


Net deferred income tax assets and liabilities consist of the following components at December 31:

                                                                1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
     Retirement benefits other than pension              $  2,897,931               $ 2,626,922                $ 2,420,689
     Net operating loss of acquired company                 1,074,000                 1,074,000                  1,074,000
     Other                                                    110,711                    82,886                     99,971
---------------------------------------------------------------------------------------------------------------------------

                                                            4,082,642                 3,783,808                 3,594,660
---------------------------------------------------------------------------------------------------------------------------

Deferred income tax liabilities:
     Investments                                              883,342                 1,174,238                    719,929
     Property and equipment                                12,231,842                10,100,735                  9,147,261
     Unrealized gain on securities available for sale       1,566,299                 6,372,775                  3,971,502
     Other                                                    104,044                     2,107                     69,733
---------------------------------------------------------------------------------------------------------------------------

                                                           14,785,527                17,649,855                 13,908,425
---------------------------------------------------------------------------------------------------------------------------

Net deferred income tax liabilities:                     $ 10,702,885               $13,866,047               $ 10,313,765
---------------------------------------------------------------------------------------------------------------------------

NOTE 7. STOCK PLANS
--------------------------------------------------------------------------------
The Company has a Stock Option Plan providing for the grant of incentive compensation to officers and certain key management employees. Options for up to 600,000 shares may be granted under the Plan. Stock options must be granted under the Plan at not less than 100% of fair market value at the date of grant and have a maximum life of ten years from the date of grant. Stock Appreciation Rights (SARS) may be granted in tandem with stock options and permit the optionee to receive stock equal to the amount by which the fair market value on the exercise date exceeds the option price. Options or SARS may be exercised in compliance with such requirements as a committee of the Board of Directors shall determine. The exercise of options or SARS shall result in the termination of the other to the extent of the number of shares with respect to which the options or SARS are exercised.

A summary of the status of the Stock Option Plan at December 31, 1996, 1995 and 1994 and changes during the years ended on those dates is as follows:


                                               1996                      1995                    1994
---------------------------------------------------------------------------------------------------------------------------
                                                  Weighted-Average          Weighted-Average          Weighted-Average
                                                    Exercise                  Exercise                   Exercise
Options                                   Shares      Price         Shares     Price        Shares       Price
---------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year        244,606   $   14.99       241,615     $ 14.09       275,998      $11.78

Granted                                  99,800       17.68        44,250       19.21        30,750       25.53

Exercised                               (12,084)       9.79       (29,509)       10.68      (61,333)       9.31

Forfeited                                (7,300)       20.12      (11,750)       22.52       (3,800)      21.50
---------------------------------------------------------------------------------------------------------------------------

Outstanding at end of year              325,022       $15.90      244,606       $14.99      241,615      $14.09
---------------------------------------------------------------------------------------------------------------------------

Exercisable at end of year              177,348       $13.43      161,815       $12.02      167,611      $10.69
---------------------------------------------------------------------------------------------------------------------------

Weighted averagefair value per option
of options granted during the year                    $ 4.85                    $ 5.69
---------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996:

                                                   Options Outstanding                          Options Exercisable
                                                   Weighted-Average    Weighted-                              Weighted-
                                         Number        Remaining        Average               Number           Average
     Range of                              of         Contractual      Exercise                 of            Exercise
  Exercise Prices                        Shares          Life           Price                 Shares            Price
---------------------------------------------------------------------------------------------------------------------------
   $6.50 - 10.00                          81,056        5 years        $  7.88                81,056           $   7.88
  $12.75 - 18.25                         151,816        9 years        $ 16.62                55,766           $  14.99
  $19.125 - 24.75                         92,150        9 years        $ 21.76                40,526           $  22.42


Grants of options under the Plan are accounted for following Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recorded. In 1995, the Financial Accounting Standards Board issued Statement No. 123, which requires disclosures concerning the fair value of options and encourages accounting recognition for options using the fair value method. The Company has elected to apply the disclosure-only provisions of the Statement. However, had compensation cost been recorded based on the fair value of awards at the grant date, the pro forma impact on the Company's net income and net income per common share would have been less than $100,000 and $0.01 per share for 1996 and 1995. The pro forma effects of applying Statement No. 123 are not indicative of future amounts since, among other reasons, the requirements of the Statement have been applied only to options granted after December 31, 1994.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for 1996 and 1995, respectively: dividend rate of 2.0% and 1.9% for 1996 and 1995 respectively; risk-free interest rates of 6.4% for each year; expected lives of 8 years; and price volatility of 15.8%.

The Company also has a plan whereby its common stock can be purchased by employees at a price 10% less than the market price on the issue date. The Board authorized 30,000 shares in 1995 and 29,000 in 1993 and the Company has issued 6,490 shares in 1994.

NOTE 8. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
The following information is presented as supplementary disclosures for the Consolidated Statements of Cash Flows:

                                                               1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------------
Cash payments for:
   Interest, net of capitalized interest of $322,516     $  1,174,778               $ 1,079,601               $  1,471,054
   in 1996, $404,147 in 1995, and $208,163 in 1994
---------------------------------------------------------------------------------------------------------------------------

   Income taxes                                          $  4,166,400               $ 3,196,178               $  3,863,884
---------------------------------------------------------------------------------------------------------------------------

Non-cash investing activities:
   Acquisition of companies through:
     Issuance of common stock                             $     -                   $ 8,500,000               $    999,987
     Issuance of debt                                           -                         -                        579,200
---------------------------------------------------------------------------------------------------------------------------

                                                                -                     8,500,000                  1,579,187
---------------------------------------------------------------------------------------------------------------------------

     Working capital (deficiency) acquired                      -                       (83,791)                   112,900
     Fair value of other assets acquired, primarily property
        and equipment                                           -                       862,856                    309,100
---------------------------------------------------------------------------------------------------------------------------

Cost in excess of net assets of business acquired         $     -                   $ 7,720,935               $  1,157,187
---------------------------------------------------------------------------------------------------------------------------

NOTE 9. MAJOR CUSTOMER
--------------------------------------------------------------------------------

The company has one customer that accounts for greater than 10% of its revenue, primarily consisting of carrier access charges for long distance services, billing and collecting services and directory assistance. The percent of operating revenues from this customer is 24% for 1996 and 1995 and 17% for 1994.

--------------------------------------------------------------------------------

NOTE 10. INVESTMENTS IN VIRGINIA PCS ALLIANCE, L.C.

The Company has invested approximately $1 million for a 20% common ownership interest in the Virginia PCS Alliance, L.C. (Alliance), an owner of personal communications services (PCS) radio spectrum licenses for central and western Virginia. These licenses enable the Alliance to build-out and operate a PCS system to provide PCS services to a 1.6 million populated area. The Company is managing such build-out pursuant to a services agreement with the Alliance. The Alliance expects to commence operations during the second half of 1997. The Company accounts for its investment in the Alliance under the equity method of accounting.

In September 1996, the Company invested approximately $4 million for convertible preferred ownership interest in the Alliance which is convertible after four years into additional common ownership interest. If converted, the Company would have a 38% common ownership interest in the Alliance.

In December 1996, the Alliance also issued $12.9 million of redeemable preferred ownership interest which can be redeemed by the investor after December 31, 2001. In the event the investor elects to redeem such preferred equity after such date, the Company may elect to fund $11.4 million of such obligation in exchange for additional common ownership interest in the Alliance. In the event this redemption and funding occurs, and the Company converts its convertible preferred ownership interest, the Company would have a 63% common ownership interest in the Alliance.

The Company has entered into guaranty agreements whereby the Company is committed to provide guarantees of up to $36.2 million of the Alliance's debt and redeemable preferred obligations, with such guarantee becoming effective as obligations are incurred by the Alliance. At December 31 of 1996, the Company has guaranteed $11.4 million of the Alliance's obligations.

The Company also has committed to contribute $12.1 million of additional capital to the Alliance payable $2.0 million, $3.4 million, $3.4 million and $3.3 million in January of 1998, 1999, 2000 and 2001, respectively. Such additional capital commitments shall be reduced by proceeds, if any, from future equity offerings by the Alliance.

NOTE 11: COMMITMENTS
--------------------------------------------------------------------------------

PENDING SALE OF ROANOKE MSA CELLULAR PARTNERSHIP: In October 1996, the Company entered into an agreement to sell its 30% limited interest in the Roanoke MSA Cellular Partnership to GTE Wireless (GTE) for approximately $6.6 million. The Company's investment in the Roanoke MSA partnership was $1.5 million at December 31, 1996. For the years ended December 31, 1996, 1995, and 1994 the Company recognized pre-tax earnings under the equity method of accounting from the Roanoke MSA Cellular Partnership of approximately $374,400, $769,000, and $409,700, respectively. The Company also agreed to acquire from GTE its 10% limited interest in the Virginia RSA6 Cellular Partnership for approximately $1.3 million. At December 31, 1996, the Company has a 75.7% ownership interest in the Virginia RSA6 Cellular Partnership. These agreements are subject to approval by the FCC.

ACQUISITION OF PCS LICENSES: In October 1996, the Company and R&B Communications, Inc. (R&B) entered into an agreement to acquire from GTE part of its PCS radio spectrum license, including most of West Virginia and parts of eastern Kentucky, southwestern Virginia and eastern Ohio. The acquisition price for the license is approximately $8.5 million of which the Company's share is approximately $4.25 million. The PCS license will enable the Company to build-out and operate a PCS system to provide PCS services to a 1.5 million populated area. This agreement is subject to approval by the FCC.

During 1996 the Company and R&B formed a consortium for bidding in the FCC auction of Block "D, E and F" PCS radio spectrum licenses. In connection with these auctions, the Company deposited $1.4 million with the FCC which is included in other assets at December 31, 1996. The Company currently has a 74% ownership interest in this consortium. In January 1997, these auctions ended and the consortium was the high bidder for PCS radio spectrum licenses for the Basic Trading Areas (BTAs)of Hagerstown, MD/Chambersburg, PA/Martinsburg, WV; Kingsport-Johnson City, TN/Bristol, VA-TN; Fredericksburg, VA; Wheeling, WV; Clarksburg-Elkins, WV; Fairmont, WV; Morgantown, WV; and Cumberland, MD. The PCS licenses will enable the Company to build-out and operate a PCS system to provide PCS services to a 1.9 million populated area. The licenses are subject to final grant by the FCC.

OTHER: The Company has several operating leases for administrative office space, retail space, tower space, channel rights, and equipment. The leases for retail and tower space have initial lease periods of ten to thirty years. These leases are associated with the operation of a cellular business in Virginia Rural Service Area 6 in which the Company is the general partner. The leases for channel rights relate to the Company's wireless cable operations and have initial terms of three to ten years. The equipment leases have an initial term of three years. Rental expense for operating leases was $976,900, $808,618, $662,276, in 1996, 1995, and 1994, respectively. The total amount committed under these lease agreements is: $444,560 in 1997, $455,857 in 1998, $463,257 in
1999, $457,836 in 2000, $346,625 in 2001 and $4,094,319 for the years thereafter.

                          INDEPENDENT AUDITOR'S REPORT





To the Board of Directors
CFW Communications Company
Waynesboro, Virginia


         We have audited the accompanying consolidated balance sheets of CFW Communications Company and subsidiaries as of December 31, 1996, 1995, and 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CFW Communications Company and subsidiaries as of December 31, 1996, 1995, and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                   /s/    McGladrey & Pallen, LLP






Richmond, Virginia
February 14, 1997


Quarterly Review
(In thousands, except per share amounts)
1996                            First Qtr            Second Qtr              Third Qtr        Fourth Qtr
-----------------------------------------------------------------------------------------------------------
Operating revenues            $      12,061        $      12,305           $      12,537      $      13,045
Operating cash flows                  5,535                5,932                   6,058              6,299
Operating income                      3,722                4,034                   4,047              3,612
Net income                            2,306                2,332                   2,292              2,620
Earnings per share                    0.177                0.179                   0.175              0.201
                              ------------------------------------------------------------------------------
Stock price range             $ 18.50-17.25        $ 24.00-17.75           $ 24.00-19.25      $ 23.25-21.25
Quarterly dividend            $       0.098        $       0.098           $       0.098      $       0.098
                              ------------------------------------------------------------------------------

1995
Operating revenues            $       8,654        $      10,346           $      11,703      $      12,386
Operating cash flows                  3,754                4,464                   5,553              6,089
Operating income                      2,266                2,891                   3,877              4,388
Net income                            1,979                1,706                   2,307              2,502
Earnings per share                    0.155                0.134                   0.177              0.192
                              ------------------------------------------------------------------------------
Stock price range             $ 21.50-20.25        $ 21.50-19.00           $ 20.50-17.00      $ 18.75-17.25
Quarterly dividend            $     0.09475        $     0.09475           $     0.09475      $     0.09475
                              ------------------------------------------------------------------------------




* First quarter 1995 includes a gain on sale of investment of $0.9 million ($0.6 million after-tax; $0.045 per share)
* Fourth quarter 1996 includes additional depreciation expense of $0.7 million ($0.4 million after-tax; $0.03 per share) relating to disposal of certain regulated plant and equipment. Fourth quarter 1996 also includes a reduction to income tax of $0.4 million or $0.03 per share as a result of a refinement to estimated income taxes for the year.



Selected Financial Data and Five Year Growth Comparison

                                1996              1995                   1994                   1993                 1992
Operating revenues         $  49,948,300      $    43,089,000     $    32,197,700        $    27,349,600      $    25,746,200
Operating expenses         $  34,533,300      $    29,667,400     $    19,949,300        $    16,208,000      $    15,434,800
Income taxes               $   5,162,500      $     5,005,900     $     3,550,400        $     3,766,700      $     3,532,900
Net income                 $   9,549,700      $     8,493,600     $     7,562,800        $     7,176,400      $     6,794,600
Earnings per share         $        0.73      $          0.66     $          0.63        $          0.62      $          0.59
Cash dividends per share   $       0.392      $         0.379     $         0.368        $         0.355      $         0.340
Average number of common
  shares outstanding          13,056,081           12,933,926          12,016,163             11,600,019           11,547,604
Total assets               $ 142,399,900      $   143,251,300     $   123,964,300        $    98,975,900      $    50,414,700
Long-term debt             $  24,000,000      $    20,000,000     $    20,066,900        $    20,114,200               --
Retirement benefits
  other than pensions      $   7,724,100      $     7,150,000     $     6,513,900        $     6,356,900      $     5,958,000
Investment in property
  and equipment            $ 127,196,100      $   111,806,300     $   103,086,300        $    71,456,200      $    62,228,500
Number of employees                  454                  492                 232                    166                  170
Number of shareholders             2,883                2,889               2,638                  1,853                1,640
