Form 10-K, Exhibit 13
period 1997-12-31
CFW COMMUNICATIONS CO
filed 1998-03-30
CIK 829676

Exhibit 13

       Annual Report of CFW Communications Company to its Shareholders for the year ended December 31, 1997.

FINANCIAL HIGHLIGHTS
CFW Communications Company

===============================================================================================================
                                                                                 Amount of           Percent
                                             1997               1996             Increase           Increase
---------------------------------------------------------------------------------------------------------------
Operating Revenues                      $  59,010,000      $  49,948,300       $  9,061,700           18.1%
Operating Expenses                      $  39,597,800      $  34,533,300       $  5,064,500           14.7%
Operating Cash Flows(a)                 $  28,608,400      $  23,824,600       $  4,783,800           20.1%
Operating Income                        $  19,412,200      $  15,415,000       $  3,997,200           25.9%
Net Income(b)                           $  12,220,900      $   9,549,700       $  2,671,200           28.0%
Net Income Per Share - Diluted(b)       $        0.94      $        0.73       $       0.21           28.8%
Cash Dividends Per Share                $       0.412      $       0.392       $       0.02            5.1%
Average No. Of Common
   Shares Outstanding - Diluted            13,055,800         13,056,100               (300)           -
Investment In Property
   & Equipment                          $ 137,703,200      $ 127,196,100       $ 10,507,100            8.3%
===============================================================================================================

(a) Operating Income before depreciation and amortization.
(b) Excluding gain on sale of investment and loss on write-down of investment, 1997 net income was $10,788,700 and 1997 net income per common share - diluted was $0.83, an increase over the prior year of 13.0% and 13.7%, respectively.

                           [3 BAR GRAPHS SHOWN HERE]


                          Operating
               Net          Cash         Operating
             Income         Flow          Revenue
                        (in millions)

1993           7.2          15.3            27.3
1994           7.6          17.3            32.2
1995           8.5          19.9           43.10
1996           9.5          23.8            49.9
1997          12.1          28.6            59.0








                                  Table of Contents
        Letter to Shareholders                                              2
        Key Highlights                                                      6
        Integrated Full-Service Solutions                                   7
        Consolidated Financial Statements                                  14
        Independent Auditor's Report                                       26
        Management's Discussion & Analysis                                 27
        Board of Directors & Executive Officers                            32
        General Information                                 Inside Back Cover

LETTER
to the shareholders


[GRAPHIC APPEARS HERE]


We entered 1997 with excitement and anticipation, looking forward to the celebration of our company's 100th Year Anniversary. It's a heritage of which we are extremely proud, and one on which we have built a solid foundation for the future. Looking back, we not only celebrated a centennial of providing high-quality services - but also started our quest for a second hundred years as a regional, full-service telecommunications provider. In year 101, we are firmly positioned to capitalize on the dynamic growth opportunities of the communications industry and bring integrated state-of-the-art communications solutions to an expanding service region.

     A highlight of 1997 was our launch of Personal Communications Services, a fully-digital wireless phone service marketed under the Intelos brand. In conjunction with this service, we opened our first integrated retail stores throughout central and western Virginia. With Personal Communications by Intelos, our serviced communities have the latest in digital wireless communications and we have the flagship product, distribution channels, and network facilities from which to expand and implement a full-service communications strategy. In 1997, we also introduced high-speed wireless internet access and long distance telephone services. Additionally, we laid the foundation for continued growth in telephone services, including an aggressive strategy for expanded local telephone and long distance services for surrounding communities. These accomplishments, and many others, have enhanced our portfolio of services and represent significant long-term growth opportunities for CFW.

Financial Growth

Operating revenues were $59.0 million in 1997, an increase of 18% over the previous year. Operating cash flows were $28.6 million, an increase of 20% over 1996. Operating income was $19.4 million, a 26% increase over last year. These record results reflect strong customer growth in our cellular, paging, and wireless cable operations, solid contributions from our telephone operations, and doubling of our directory assistance calling volume.

     Net income for 1997 was $12.2 million, or $.94 per share - diluted, including a $5.1 million ($3.1 million after tax, or $0.24 per share) gain on the sale of our investment
                         [CAPTION ON LEFT SIDE OF PAGE]
INTELOS 1997
COVERAGE AREA
[MAP]
INTELOS
COVERAGE
PCS PRIMEC
COVERAGE AGEA
INTELOS CUSTOMERS
ENJOY A ROBUST
DIGITAL NETWORK.
ACROSS THE STATE AND
ACROSS THE NATION.
                                       2

[GRAPHIC APPEARS HERE]

in the Roanoke MSA Cellular Partnership and a $2.8 million ($1.7 million after tax, or $0.13 per share) loss on the write-down of our investment in American Telecasting, Inc. Exclusive of these investment transactions, earnings for 1997 were $10.8 million, or $0.83 per share, a 13% increase over net income of $9.5 million, or $0.73 per share - diluted for 1996. These earnings results reflect the aforementioned growth from our consolidated operations, partially offset by $0.8 million of equity losses reflecting our share of the operating losses associated with our investments in Personal Communications Services (PCS) alliances that commenced operations in Virginia in the fourth quarter of 1997.

Strategic Accomplishments

The Company's accomplishments in 1997 clearly demonstrate our ability to plan for and implement key strategic objectives. While many PCS providers were just getting started, we diligently went about raising capital, building a substantial contiguous digital network, and becoming the first in our region, and one of the first in the nation, to offer PCS throughout rural markets.

     As managing partner and the largest owner in the Virginia PCS Alliance, L.C. and West Virginia PCS Alliance, L.C., we have designed and are deploying a robust digital PCS network to serve an area populated by nearly five million people covering central and western Virginia and most of West Virginia. In Virginia, we now offer Personal Communications by Intelos in eleven cities and their surrounding communities. By the end of 1998, our PCS network will have expanded to include the major West Virginia markets of Charleston, Huntington, Clarksburg, Fairmont, Morgantown, and their surrounding communities. And with national roaming agreements in place, our customers can now look forward to the benefits of digital PCS services in over 600 cities nationwide.

     In 1997, we experienced continued growth in telephone access lines and associated features. Additionally, services such as voicemail and paging exhibited solid subscriber growth, up 25% and 31%, respectively, from the previous year. We also introduced long distance services to our local telephone service area, adding nearly 4,000 customers in the fourth quarter, and are now expanding these services to surrounding communities. Also, in early 1998, we will begin
                        [CAPTION ON RIGHT SIDE OF PAGE]
BEGINNING WITH PCS.
CFW HAS AN OPPORTUNITY
TO DEPLOY ITS INTEGRATED
SOLUTIONS STRATEGY
ACROSS VIRGINIA AND
WEST VIRGINIA
offering competitive local telephone services to selected cities within the region, including Charlottesville and Staunton, Virginia.

     Since first introducing internet services in late 1995, we continue to experience strong growth, ending the year with more than 4,500 business and residential customers. To complement this service, we began offering high-speed wireless internet access in Charlottesville and the surrounding communities during the second half of 1997. This service is efficiently transmitted through the Company's wireless cable television system and provides internet customers with a state-of-the-art performance alternative. Our plan is to expand the high-speed internet service into our remaining wireless cable markets during 1998.

[GRAPHIC APPEARS HERE]

     Using an experimental license from the FCC in 1997, we participated with a consortium of manufacturers to test the transmission of two-way digital telephone and internet access services over wireless cable spectrum. The test was successful and we await further FCC rulemaking in 1998 which would permit commercial use of our wireless cable spectrum for two-way transmissions.

     As previously mentioned, 1997 was an exceptional growth year for our directory assistance services. We entered the year handling approximately 100,000 calls per average business day. Today, we are handling more than 220,000 calls per average business day. We are pleased to have been recognized by AT&T as one of their premier directory assistance service providers. We are also pleased to have commenced providing directory assistance services to GTE Mobilnet customers in two states and to our own Intelos customers in Virginia.

Integrated, Full-Service Communications Provider

In October 1997, we opened our first integrated communications retail store in Charlottesville, Virginia. The store showcases Personal Communications by Intelos and features a wide variety of communications services including long distance, paging, cable television, internet access, security alarm and business telephone services. Indeed, we now service this market with a complete package of voice, data and video solutions. This reflects a totally integrated and full-service philosophy that many local telephone, cable, and long distance providers are still striving to achieve.

     We are replicating our integrated, full-service strategy throughout central and western Virginia and West Virginia. In 1997, we opened six integrated communications retail stores. Each store showcases Personal Communications by Intelos and offers a variety of advanced communications services. Our strategic plan calls for
                         [CAPTION ON LEFT SIDE OF PAGE]
DIRECTORY ASSISTANCE
Calls from anywhere
in the United States
IN 1997.
DIRECTORY ASSISTANCE
CONTRIBUTED MORE
THAN $10 MILLION
TO REVENUES, AND
ASSISTED WITH MORE
THAN 50 MILLION
CUSTOMER INQUIRIES.
                                       4
additional retail storefronts to open in 1998, providing a broader service area for residents and businesses of Virginia and West Virginia, and leading the way for our integrated, full-service communications concept.

      In today's competitive environment, it is critical to provide quality customer care and innovative product packaging. In 1998, we will open our new integrated customer care center that will allow customers to address their diverse communications needs with just one call. Our unmatched portfolio of services will also enable us to introduce unique service bundles aimed at increasing customer loyalty, revenues, and multiple-service customers.

Our Future

These are truly dynamic times for CFW. As we move forward into the future, we are well positioned to capitalize on the growth opportunities within our expanded region. Our challenge is to continue to sharpen our focus on the core principles and values that have enabled us to distinguish ourselves within the industry and to differentiate ourselves from an ever increasing number of competitors. Today, you can be confident that CFW is a company with the infrastructure for robust growth. Our comprehensive family of integrated, high-quality service offerings are in place; so is our commitment to our customers, our shareholders, our employees, and our communities.

[GRAPHIC APPEARS HERE]

     CFW ended 1997, our centennial year, with more than 35,000 telephone access lines and strong growth in internet, long distance, and network services. Our wireless services, introduced to a five-county region in the early nineties, have built a base of nearly 30,000 cellular and paging customers. Looking ahead, we foresee the opportunity for unprecedented customer growth in wireless services, as we and our alliances introduce PCS services to communities across Virginia and West Virginia.

     It is our belief that now, more than at any other time in our history, we are strategically prepared to face the challenges that lie ahead, and capitalize on the opportunities that are presented to us. We look forward to an exciting 1998, and the continued growth of our services into an expanded geographic region. Thank you for your continued support.


/s/ Robert S. Yeago, Jr.                   /s/ James S. Quarforth
---------------------------                ---------------------------

Robert S. Yeago, Jr.                       James S. Quarforth
Chairman of the Board                      President and Chief Executive Officer

 <<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<PAGE 6 TEXT IS MISSING>>>>>>>>>>>>>>>>>>>>>>>
KEY
HIGHLIGHTS
for the year
Intelos
Personal Communications Services (PCS), branded Intelos, is a fully-digital wireless service that combines the functionality of a home or business phone with the mobility of wireless. PCS provides superior voice quality, clarity, and privacy, plus incorporates standard features such as Caller ID, Call Waiting, Three Way Conferencing, Alphanumeric text messaging, an extended local calling area, and first incoming minute free. Some handsets, like the one shown, can switch between digital PCS and cellular services.

o Commenced offering Personal Communications Services in eleven cities and their surrounding communities in central and western Virginia - becoming the first in our region, and one of the first in the nation, to offer this state-of-the-art digital service to rural communities. Further growth opportunities lie ahead as we launch service in West Virginia in 1998.

o Recognized for our quality service, we doubled directory assistance calling volume as we began providing services to AT&T customers seeking numbers in the Mid-Atlantic region. We also began providing similar services to GTE wireless customers in Virginia and Pennsylvania.

o Commenced offering long distance services in our local service area, attracting nearly 4,000 residential customers in the fourth quarter of 1997 and laying the groundwork to offer such service to nearby communities in 1998.

o Launched high-speed wireless internet service in Charlottesville and surrounding areas-meeting customer demands for speed. Customers enjoy download performance that is significantly faster than traditional services.

o Opened integrated communications retail stores in Charlottesville, Lynchburg, and Roanoke. The stores showcase Personal Communications by Intelos and offer a wide array of communications services.

o Played a key role in the deployment of a local area school computer network, a two-year project which began as The Educational Challenge issued by the CFW Communicatons Foundation. Today, students and educators enjoy a robust network connecting them to the world.



                                                       INTELOS 1997
                                                       COVERAGE AREA
                                                             2


                                                   REGIONAL SERVICE AREA
                                                             3


                                                   DIRECTORY ASSISTANCE
                                                             4


KEY
HIGHLIGHTS

 <<<<<<<<<<<<<<<<<<<<<<<<<ABOVE LINES OF TEXT IS WHAT WAS IN FILE>>>>>>>>>>>>>>

INTEGRATED
full-service solutions


[GRAPHIC APPEARS HERE]


Total Communications

Our strategy to become the region's premier provider of integrated communications solutions is driven by a strong desire to service the needs of our customers. Our traditional voice solutions, network facilities, wireless alternatives, cable television, and internet connectivity, combined with the recent addition of Personal Communications by Intelos, positions us to deliver a comprehensive range of services that span video, voice, and data in all of its forms.

Setting the Standard

Through innovation, a bold vision for the delivery of integrated solutions, and the most comprehensive family of services available, CFW is fast defining the standard for all communications service providers. CFW customers can select the exact set of communications services they desire, and few companies can match our combination of depth, breadth, or community presence. We also set the standard for support, consistently recognized as one of the top-rated service providers in our region. Soon we will offer our customers a single telephone number to support our entire line of services, and the ability to consolidate all of their CFW services on a single bill.

Single Source

CFW's total integration concept is supported by an expanded retail outlet strategy. In these conveniently located "soft-tech" centers, customers can comfortably experience state-of-the-art communications services in a relaxed environment. The outlets showcase Personal Communications by Intelos, and reinforce our extensive ability to serve both business and residential customers.

Seamlessly integrated, full-service solutions from a regional provider with a track record for excellent service, value, and dependability. For important connections, the choice is CFW.

                        [CAPTION LOCATED ON RIGHT SIDE]
THE COMPANY'S
INTERGRATED FULL-SERVICE SOLUTIONS
STRATEGY IS EXEMPLIFIED BY
CONVENIENT AND COMFORTABLE RETAIL OUTLETS.

RESIDENTIAL
total solutions

CFW MEETS RESIDENTIAL
COMMUNICATIONS NEEDS
WITH INTEGRATED
SOLUTIONS RANGING
FROM TELEPHONES
TO ENTERTAINMENT.

<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<TEXT IS MISSING>>>>>>>>>>>>>>>>>>>>>>>>>>>>>>>>
                             TEXT READS AS FOLLOWS
At work, communications tools may be a necessity. At home, however, telecommunications may be more a matter of convenience. And residential customers want more than just dial tone from a communications provider. Residential applications require flexibility, dependability, a wide selection of services, and a provider that's committed to superior customer care. CFW provides a single source solution for residential customers, allowing the creation of customized, home-based communications systems that are tailor made for value.

THE RESIDENTIAL PROPOSITION

At CFW, our concept of integrated, full-service solutions for residential customers is all encompassing. The transient information age has increased the communications complexity of most families, and CFW has successfully expanded our services to meet the needs of these dynamic and rapidly changing lifestyles. Residential telephone service has long been at the heart of CFW service offerings, but our long reaching solutions go well beyond the phone jack. Today, we can couple telephone services with competitive long distance, directory assistance, voicemail, paging, local internet connectivity, alarm and monitoring services, cable television, and cellular. And, with the added appeal of the feature-rich Personal Communications by Intelos, our residential proposition is stronger than ever. CFW, with a full complement of services, is prepared to meet all of the communications needs of our expanding residential service region.


[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]


CFW IS MORE THAN
A QUALITY PROVIDER
OF COMMUNICATIONS
SERVICES. WE'RE
AN INTEGRATED PART
OF THE COMMUNITIES
WE SERVE.

Supporting Services

Though CFW can offer far more services than most other providers, our residential proposition would be incomplete without one essential element - customer care. Our company was built on a foundation of customer-centric philosophies that have made customer service a differentiating factor for more than 100 years. Today, we support our residential customers with business offices and retail outlets that offer personalized, face-to-face customer care. We still take payments over the counter, the way our predecessors did, and we take great pride in being known as a service company. Customers can also contact us by mail, fax, and e-mail, or reach a friendly, professional customer service representative by dialing a toll-free or local number. Our sterling ability to provide superior customer service gives credibility to the total communications concept. When customers choose us, we focus on providing the high-quality support that they so rightly deserve.

Community Involvement

CFW employees don't just service residential areas, we live in these same communities. Our employees coach in youth leagues, are active in church and civic organizations, schools, and other volunteer groups. The CFW Communications Foundation assists local charities, and we have been recognized by the Commonwealth of Virginia for outstanding support of Emergency Medical Services. Perhaps our greatest accomplishment is in local school systems, where more than 1,000 computers go online with a network infrastructure supplied by the Company and put into operation with many hours of employee volunteer labor. Even our long distance program, termed "Speak Out For Education", returns a portion of long distance operating revenues back to area schools.

When residential customers choose CFW, they know they're working with a trusted resource that is committed to unparalleled service, dependability, and value. CFW delivers and supports the communications requirements of any household. Clearly, the right choice and the right services.

CFW'S ABILITY TO
CRAFT CUSTOM BUSINESS
SOLUTIONS HAS EARNED
US A REPUTATION FOR
LASTING SERVICE
AND SUPPORT.

Businesses have unique communications requirements and expectations. Mobile communications, internet connectivity, on-premises telephone systems, wiring, paging, and a host of additional services must be seamlessly combined to ensure that a business is up and running, and continuously connected for maximum effectiveness. CFW meets the total communications needs of businesses, large or small, with a comprehensive family of services, and a formula for mutually beneficial success.

More Than Communications

CFW provides far more for business customers than the ability to communicate. Rather, we transform telecommunications into a vital strategic advantage. We work closely with our business partners to determine the precise combination of services that will enable them to derive the maximum benefit. That's when the power of our total solutions concept becomes most evident. CFW has the resources to draw upon the breadth of our technical capabilities and counsel our business customers on the services that will help them operate at their peak potential. Over time, as technology evolves and new services become available, we are there with suggestions on how to integrate these opportunities, thus improving communications capabilities and strengthening their competitive position. CFW is a trusted ally - and valuable consultant - continually updating business customers with the latest in reliable, state-of-the-art communications services.


[GRAPHIC APPEARS HERE]


BUSINESS
total solutions

[GRAPHIC APPEARS HERE]



<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<TEXT IS MISSING>>>>>>>>>>>>>
>>>>>>>>>>>>>>>>>>>
THE BUSINESS PROPOSITION
CFW has the breadth of services required to meet the communications needs of any business, from large industrial manufacturers and health care facilities to the smallest, most enterprising start-up. We can provide local dial tone, special services such as ISDN, T1, Caller ID, and others, long distance, Centrex, on-premises business telephone systems, alarm and monitoring services, and cable television. We can also provide fully integrated voicemail and paging solutions, high-speed wireless or traditional internet connectivity, and a variety of cellular services. Businesses also benefit from Personal Communications by Intelos, the first wireless alternative that is secure, clear, and incorporates features such as Caller ID, Three Way Calling, and a state-wide local calling area. Best of all, businesses can select the exact set of services they require, from a single provider that is renowned for reliability, dependability, and customer service.

ATTENTION TO DETAIL

Our ability to customize a communications package for any business serves as a great differentiator, but it is our attention to detail that makes us special. CFW business-to-business sales representatives are well-trained professionals that play an active and personal role in the servicing of business clients. They are supported by an organization of technical, engineering, and administrative resources that assist in delivering the highest levels of quality and service.

Business customers depend on CFW for all kinds of telecommunications systems. Being an integrated, total solutions provider and a trusted business partner is a responsibility we take seriously.




COMPANIES LIKE
J.S. MATHERS, INC.
TRUST CFW TO MEET THE
DYNAMIC COMMUNICATIONS
NEEDS OF THEIR BUSINESS.

NETWORK
total solutions


[GRAPHIC APPEARS HERE]


CFW makes efficient use of our capital infrastructure, while adding positively to the Company's profitability. Network services are a good example of how CFW maximizes its regional presence, while contributing to the strategic growth and expansion of the total services concept.

Fiber Network

In 1997, ValleyNet connected its fiber optic network, which encompasses 450 miles of CFW-owned fiber, to Carolina's FiberNet. The contiguous network serves eight states and represents 3,400 miles of fiber cable. The extensive network provides an attractive, alternative traffic route for long distance carriers, private network facilities and local internet access. In addition to wholesale opportunities, it is an important component in the efficient deployment of other CFW services such as local telephone, internet, and Personal Communications Services.

What City, Please

CFW directory assistance service professionals handle more than 220,000 requests per business day, a direct result of our capabilities and commitment to service excellence. We began the year with AT&T customers from across the country calling for telephone numbers within a four-state region. AT&T soon recognized CFW's superior, high-quality performance and routed us additional callers seeking telephone numbers in three more states. CFW directory assistance professionals also handle GTE Mobilnet customers in Virginia and Pennsylvania and CFW and Intelos customers that request directory listings. Today, after creating more than 150 local jobs in 1997, CFW directory assistance operators routinely project our philosophy of world-class customer care over a million times a week.

Continued growth in network services will enable and enhance other CFW services, while demonstrating the same professionalism, dedication, and high-quality customer care that is synonymous with our heritage. Another clear indication of why CFW is the total communications provider of choice.

    <<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<TEXT IS MISSING>>>>>>>>>>>>>>>>>>>>>>>>


FUTURE
innovative solutions

The telecommunications landscape is changing, literally, at the speed of light. CFW will be at the forefront of these changes, expanding our regional footprint and extending the value and quality of our fully-integrated solutions to business and residential customers throughout Virginia and West Virginia. And while we will move confidently and strategically towards the natural extension of our service areas, we shall never lose sight of the customer perspective and the commitment to the quality and values that enabled our previous success.

BRIGHT FUTURE

Our successful launch of Personal Communications by Intelos is enhanced only by an even more promising future. We are proud to be first to market in many of our service areas with our robust network, creating an opportunity to establish a solid service provider identity and creating wholesale opportunities for future growth. Our comprehensive family of services will also provide for attractive multiple-service bundles that can target specific market segments within any of our served regions. CFW is an approved Competitive Local Exchange Carrier (CLEC) in eleven Virginia counties, opening powerful, full-integrated solution opportunities that include local telephone, long distance, PCS, cable, and internet services. By bundling services, CFW will attract new customers while providing differentiation and increased customer satisfaction. And, as we implement our vision for integrated communications services, we will simplify the support process by moving to a one-number customer care system. To that end, we have started construction on a customer care facility that will house the resources and sophisticated computer-telephony network that is required to replicate our value-added service philosophies across an expanded regional footprint. Continued investments in customer care, integrated billing, and the delivery of state-of-the-art services result in a bright future for CFW, and world-class telecommunications services for all of our customers.



POSITIONING FOR GROWTH
THROUGH TECHNOLOGICAL
INNOVATION, VALUE-ADDED
SERVICES, AND DEDICATED
EMPLOYEES.


[GRAPHIC APPEARS HERE]

CONSOLIDATED BALANCE SHEETS
CFW Communications Company and Subsidiaries

==================================================================================================================
December 31,                                                           1997             1996            1995
------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                   $     1,224,347   $   3,003,607   $    5,264,986
    Accounts receivable                                              12,931,115       9,441,979        8,677,086
    Materials and supplies                                            2,039,345       2,019,836        1,980,837
    Prepaid expenses and other                                          349,617         471,339          347,550
    Income taxes receivable                                                   -         617,067            3,356
------------------------------------------------------------------------------------------------------------------

                                                                     16,544,424      15,553,828       16,273,815
------------------------------------------------------------------------------------------------------------------

SECURITIES AND INVESTMENTS                                           16,873,601      20,597,270       29,471,626
------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
    In service                                                      135,689,959     124,388,071      107,420,864
    Under construction                                                2,013,191       2,807,983        4,385,440
------------------------------------------------------------------------------------------------------------------
                                                                    137,703,150     127,196,054      111,806,304
    Less accumulated depreciation                                    42,032,163      37,162,040       30,713,237
------------------------------------------------------------------------------------------------------------------
                                                                     95,670,987      90,034,014       81,093,067
------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
    Cost in excess of net assets of business acquired,
       less accumulated amortization                                 13,062,856      12,660,497       13,268,224
    Deferred charges                                                  2,311,206       2,198,923        3,144,581
    Radio spectrum licenses                                           3,984,455       1,355,347                -
------------------------------------------------------------------------------------------------------------------
                                                                     19,358,517      16,214,767       16,412,805
------------------------------------------------------------------------------------------------------------------
                                                                   $148,447,529    $142,399,879     $143,251,313
==================================================================================================================

See Notes to Consolidated Financial Statements.

==================================================================================================================
December 31,                                                           1997             1996            1995
------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                              $   4,169,282  $    3,346,045   $    3,674,310
    Customers' deposits                                                 457,343         469,566          477,393
    Advance billings                                                  2,081,491       1,876,808        1,506,777
    Accrued payroll                                                   1,459,821       1,007,883          833,232
    Accrued interest                                                    815,622         726,000          726,000
    Other accrued liabilities                                         2,651,719       2,987,816        2,384,774
    Deferred revenue                                                  1,329,877       1,181,481          972,593
    Income taxes payable                                                124,545               -                -
------------------------------------------------------------------------------------------------------------------
                                                                     13,089,700      11,595,599       10,575,079
------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                       24,606,160      24,000,000       20,000,000
------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
    Deferred income taxes                                             9,242,246      10,702,885       13,866,047
    Retirement benefits other than pensions                           8,431,688       7,724,107        7,149,957
    Other                                                             1,471,543       1,478,467        1,543,863
------------------------------------------------------------------------------------------------------------------
                                                                     19,145,477      19,905,459       22,559,867
------------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                                    1,150,690         896,895          874,664
------------------------------------------------------------------------------------------------------------------

COMMITMENTS

SHAREHOLDERS' EQUITY
    Preferred stock, no par value per share, authorized                       -               -                -
       1,000,000 shares; none issued
    Common stock, no par value per share, authorized                 43,420,269      43,378,440       43,531,164
       20,000,000 shares;  issued 12,986,654 shares
       (12,980,212 in 1996 and 12,983,318 in 1995)
    Retained earnings                                                47,035,233      40,163,310       35,700,859
    Unrealized gain on securities available for sale, net                     -       2,460,176       10,009,680
------------------------------------------------------------------------------------------------------------------
                                                                     90,455,502      86,001,926       89,241,703
------------------------------------------------------------------------------------------------------------------
                                                                   $148,447,529    $142,399,879     $143,251,313
==================================================================================================================

CONSOLIDATED STATEMENTS OF INCOME
CFW Communications Company and Subsidiaries

==================================================================================================================
Years Ended December 31,                                               1997             1996            1995
------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
    Wireline communications                                         $34,495,331     $32,479,810      $29,196,134
    Wireless communications                                          11,714,012       9,205,028        7,618,528
    Directory assistance                                             10,533,459       6,399,865        4,705,959
    Other communications services                                     2,267,156       1,863,584        1,568,395
------------------------------------------------------------------------------------------------------------------
                                                                     59,009,958      49,948,287       43,089,016
------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
    Maintenance and support                                           9,659,569       9,528,425        8,391,967
    Depreciation and amortization                                     9,196,237       8,409,662        6,437,849
    Customer operations                                              14,282,592      11,156,489        9,274,890
    Corporate operations                                              6,459,352       5,438,732        5,562,721
------------------------------------------------------------------------------------------------------------------
                                                                     39,597,750      34,533,308       29,667,427
------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                     19,412,208      15,414,979       13,421,589

OTHER INCOME (EXPENSES)
    Other expenses, principally interest                             (1,140,020)     (1,273,045)      (1,871,953)
    Interest and dividend income                                        284,660         587,393          603,521
    Equity loss from PCS investee                                      (834,075)              -                -
    Equity income from other wireless investees                          74,115         449,893          839,948
    Gain on sale of investment                                        5,077,379               -          926,699
    Loss on write-down of investment                                 (2,808,145)              -                -
------------------------------------------------------------------------------------------------------------------
                                                                     20,066,122      15,179,220       13,919,804

INCOME TAXES                                                          7,398,495       5,162,497        5,005,941
------------------------------------------------------------------------------------------------------------------
                                                                     12,667,627      10,016,723        8,913,863

MINORITY INTERESTS                                                     (446,695)       (467,017)        (420,250)
------------------------------------------------------------------------------------------------------------------

NET INCOME                                                          $12,220,932    $  9,549,706     $  8,493,613
==================================================================================================================
Net income per common share - basic                                 $      0.94    $       0.74     $       0.66
Net income per common share - diluted                               $      0.94    $       0.73     $       0.66

Average shares outstanding - basic                                   12,982,289      12,977,920       12,864,755
Average shares outstanding - diluted                                 13,055,814      13,056,081       12,933,926
------------------------------------------------------------------------------------------------------------------

Cash dividends per share                                             $    0.412    $      0.392     $      0.379
==================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CFW Communications Company and Subsidiaries

==================================================================================================================================
Years Ended December 31,                                                                1997             1996            1995
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                       $12,220,932     $ 9,549,706      $ 8,493,613
    Adjustments to reconcile net income
       to net cash provided by operating activities:
          Depreciation                                                                 8,559,656       7,916,152        6,155,979
          Amortization                                                                   636,581         493,510          281,870
          Deferred taxes                                                                 105,664       1,612,833        1,031,266
          Retirement benefits other than pensions                                        707,581         574,150          636,051
          Other                                                                          (10,426)         42,812         (318,381)
          Equity from wireless investees                                                 759,960        (449,893)        (839,948)
          Minority interests, net of distributions                                       (41,306)         22,231           50,954
          Distributions received from investments                                         99,704         155,141           40,013
          Gain on sale of investment                                                  (5,077,379)              -         (926,699)
          Loss on write-down of investment                                             2,808,145               -                -
    Changes in assets and liabilities from operations:
          Increase in accounts receivable                                             (3,489,136)       (823,032)      (3,145,144)
          Increase in materials and supplies                                             (19,509)        (38,999)        (344,113)
          (Increase) decrease in income taxes                                            741,612        (613,711)         778,496
          (Increase) decrease in other current assets                                   (238,786)       (123,789)         312,883
          Increase (decrease) in accounts payable                                        823,237        (328,265)        (826,489)
          Increase (decrease) in other accrued liabilities                              (144,075)        777,693          964,516
          Increase in other current liabilities                                          192,460         571,092          669,216
----------------------------------------------------------------------------------------------------------------------------------

    Net cash provided by operating activities                                         18,634,915      19,337,631       13,014,083
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                              (14,196,629)    (15,874,951)     (11,595,802)
    Purchase of PCS licenses                                                          (4,459,818)     (1,355,347)               -
    Investments in PCS alliances                                                      (1,492,709)     (4,351,235)        (558,223)
    Maturities and distributions from securities and other investments                   551,243       1,222,502        3,061,055
    Purchase of cellular minority interests                                           (1,103,481)              -                -
    Proceeds from sale of investment                                                   6,594,399               -                -
----------------------------------------------------------------------------------------------------------------------------------

    Net cash used in investing activities                                            (14,106,995)    (20,359,031)      (9,092,970)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Cash dividends                                                                    (5,349,009)     (5,087,255)      (4,852,005)
    Proceeds from (payments on) borrowings                                            (1,000,000)      4,000,000         (114,163)
    Stock redeemed                                                                             -        (175,313)      (2,561,500)
    Net proceeds from exercise of stock options                                           41,829          22,589          312,655
----------------------------------------------------------------------------------------------------------------------------------

    Net cash used in financing activities                                             (6,307,180)     (1,239,979)      (7,215,013)
----------------------------------------------------------------------------------------------------------------------------------

    Decrease in cash and cash equivalents                                             (1,779,260)     (2,261,379)      (3,293,900)
    Cash and cash equivalents:
    Beginning                                                                          3,003,607       5,264,986        8,558,886
----------------------------------------------------------------------------------------------------------------------------------

    Ending                                                                           $ 1,224,347     $ 3,003,607      $ 5,264,986
==================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CFW Communications Company and Subsidiaries

==================================================================================================================================
                                                                                                               Unrealized Gain
                                                                 Common Stock                 Retained          on Securities
                                                           Shares             Amount          Earnings     Available for Sale, Net
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                               12,676,548        $ 37,280,009    $  32,059,251         $  6,238,013

    Net income                                                    -                   -        8,493,613                    -
    Unrealized gain on securities
       available for sale, net                                    -                   -                -            3,771,667
    Cash dividends                                                -                   -       (4,852,005)                   -
    Stock options exercised, net                             29,509             312,655                -                    -
    Business acquisition                                    404,761           8,500,000                -                    -
    Stock redeemed                                         (127,500)         (2,561,500)               -                    -
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                               12,983,318          43,531,164       35,700,859           10,009,680

    Net income                                                    -                   -        9,549,706                    -
    Unrealized loss on securities
       available for sale, net                                    -                   -                -           (7,549,504)
    Cash dividends                                                -                   -       (5,087,255)                   -
    Stock options exercised, net                              6,894              22,589                -                    -
    Stock redeemed                                          (10,000)           (175,313)               -                    -
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                               12,980,212          43,378,440       40,163,310            2,460,176

    Net income                                                    -                   -       12,220,932                    -
    Unrealized loss on securities
       available for sale, net                                    -                   -                -           (2,460,176)
    Cash dividends                                                -                   -       (5,349,009)                   -
    Stock options exercised, net                              6,442              41,829                -                    -
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                               12,986,654         $43,420,269      $47,035,233      $             -
==================================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CFW Communications Company and Subsidiaries

Note 1. Significant Accounting Policies

CFW Communications Company is a diversified regional communications company that provides a broad range of products and services to businesses, telecommunication carriers and residential customers in Virginia and surrounding states. The Company's services include local telephone, long distance, cellular, personal communications services, paging, wireline and wireless cable television, directory assistance, competitive access, local internet access and alarm monitoring and installation. Significant accounting policies follow:

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

SECURITIES AND INVESTMENTS: The Company has investments in debt and equity securities and partnerships. Information regarding these investments is reviewed continuously for evidence of impairment in value (see Note 3). No further impairment was deemed to have occurred at December 31, 1997.

     Management determines the appropriate classification of securities at the date of purchase and continually thereafter. The classification of those securities and the related accounting policies are as follows:

AVAILABLE FOR SALE SECURITIES: Securities classified as available for sale primarily are traded on a national exchange and are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors including changes in market conditions, liquidity needs and other similar factors. Securities available for sale are stated at fair value and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of shareholders' equity. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings.

EQUITY METHOD INVESTMENTS: These investments consist of partnership and corporate investments where the Company's ownership is 20% or more, except where such investments meet the requirements for consolidation. Under the equity method, the Company's share in earnings or losses of these companies is included in earnings.

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

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Accumulated depreciation is charged with the cost of property retired, plus removal cost, less salvage. Depreciation is determined under the remaining life method and straight line composite rates. Depreciation provisions were approximately 6.6%, 6.4% and 6.5% of average depreciable assets for the years 1997, 1996 and 1995, respectively.

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

     The Company also sponsors a contributory defined contribution plan under Internal Revenue Code Section 401(k) for substantially all employees. The Company contributes 60% of each participant's annual contribution for contributions up to 6% of each participant's annual compensation. The employee elects the type of investment fund from the equity, bond and annuity alternatives offered by the plan.

RETIREMENT BENEFITS OTHER THAN PENSIONS: The Company provides certain health care benefits for all retired employees that meet eligibility requirements. The Company's share of the estimated costs of benefits that will be paid after retirement is generally being accrued by charges to expense over the eligible employees' service periods to the dates they are fully eligible for benefits.

INCOME TAXES: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NET INCOME PER SHARE: At December 31, 1997, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 128, Earnings Per Share, which provides for the dual presentation of basic net income per share and diluted net income per share. Basic net income per share was computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share was computed under the treasury stock method assuming the conversion, as of the beginning of the year, of all dilutive stock options. Net income per share for all prior periods presented has been restated to conform with FASB Statement No. 128.

     The weighted average number of common shares outstanding, which was used to compute diluted net income per share, were increased by 73,525, 78,161 and 69,171 shares for 1997, 1996 and 1995, respectively, to reflect the assumed conversion of dilutive stock options. The Company has 52,450, 54,450 and 57,200 stock options outstanding in 1997, 1996 and 1995, respectively, which could potentially dilute net income per share in future periods, but which were not included in diluted net income per share for the periods presented since the results were antidilutive. There were no adjustments to net income in the computation of diluted net income per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of financial instruments recorded on the balance sheet, except securities and investments, are not significantly different from the carrying amounts. Information as to securities and investments is included elsewhere in Notes 1, 2 and 3. The fair value of off balance sheet guarantees, as described in Note 2, is not determinable due to the nature of the transaction.

DISCLOSURES REGARDING OPERATING SEGMENTS AND RELATED INFORMATION: The Company will adopt the additional disclosure provisions of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in 1998. The Company has one customer that accounts for greater than 10% of its revenue, primarily consisting of carrier access charges for long distance services, billing and collecting services and directory assistance. The percent of operating revenue from this customer was 34% in 1997, 24% in 1996 and 24% in 1995.

COMPREHENSIVE INCOME: The Company will adopt the additional disclosure provisions of FASB Statement No. 130, Reporting Comprehensive Income, in 1998. This pronouncement will result in the Company presenting in a financial statement all items required to be recognized under accounting standards as components of comprehensive income.

FINANCIAL STATEMENT CLASSIFICATIONS: Certain amounts on the prior year financial statements have been reclassified, with no effect on net income, to conform with classification adopted in 1997.

Note 2. Investments in Wireless Affiliates

In April 1997, the Company sold its 30% limited interest in the Roanoke MSA Cellular Partnership to GTE Wireless (GTE) for approximately $6.6 million and recognized a gain on the sale of approximately $5.1 million. The Company recognized equity income from the Roanoke MSA Cellular Partnership of $16,334, $374,432, and $768,986 in 1997, 1996 and 1995, respectively. In addition, in
April 1997, the Company purchased from GTE an 8.4% limited interest in the Virginia RSA 6 Cellular Partnership for approximately $1.1 million. At December 31, 1997, the Company had an 84% ownership interest in the Virginia RSA 6 Cellular Partnership.

     The Company has a 21% common ownership interest in Virginia PCS Alliance, L.C. (VA Alliance), a provider of personal communications services (PCS) serving a 1.6 million populated area in central and western Virginia. The Company is managing such build-out pursuant to a services agreement. PCS operations began throughout the Virginia region in the fourth quarter of 1997.

     In September 1996, the Company invested approximately $4.0 million for a convertible preferred ownership interest in the VA Alliance which is convertible after four years into additional common ownership interest. If converted, the Company would have a 43% common ownership interest in the VA Alliance. In December 1996, the VA Alliance also issued $12.9 million of redeemable preferred ownership interest that can be redeemed by the investor after December 31, 2001. In the event the investor elects to redeem such preferred equity after such date, the Company may elect to fund $11.4 million of such obligation in exchange for additional common ownership in the VA Alliance. In the event this redemption and funding occurs, and the Company converts its convertible preferred ownership interest, the Company would have a 65% common ownership interest in the VA Alliance.

     The Company has a 45% common ownership interest in the West Virginia PCS Alliance, L.C. (WV Alliance), an owner of PCS radio spectrum licenses for most of West Virginia and parts of eastern Kentucky, southwestern Virginia and eastern Ohio. In August 1997, the Company contributed PCS licenses and approximately $1.0 million in cash in exchange for such ownership in the WV Alliance. The contributed PCS licenses were previously acquired through the FCC PCS license auctions and also purchased from GTE for approximately $8.5 million of which the Company's share was approximately $4.25 million.

     The contributed licenses enable the WV Alliance to build-out and operate a system to provide PCS services to a 2.0 million populated area. The Company is managing this build-out pursuant to a services agreement. The WV Alliance expects to commence operations by midyear 1998.

     Combined summarized financial information for the VA Alliance and WV Alliance (Alliances), both of which are accounted for by the equity method, are as follows:

                                        1997           1996
-----------------------------------------------------------------
Current assets                    $    5,756,000  $  3,416,000
Noncurrent assets                    101,560,000    37,239,000
Current liabilities                   37,549,000     5,263,000
Noncurrent liabilities                33,571,000    11,154,000
Redeemable preferred interest         12,812,000    12,821,000

                                        1997
-----------------------------------------------------------------
Net sales                         $      119,000
Gross profit (loss)                     (197,000)
Net loss applicable to
    common owners                     (3,952,000)
Company's share of net loss             (834,200)

     The Company has entered into guarantee agreements whereby the Company is committed to provide guarantees of up to $36.2 million of the VA Alliance's debt and redeemable preferred obligations, with such guarantees becoming effective as obligations are incurred by the VA Alliance. At December 31, 1997, the Company has guaranteed $16.9 million of the VA Alliance's obligations. The Company expects to provide guarantees not to exceed $16.0 million, for a portion of the debt obligations to be incurred by the WV Alliance.

     The Company also has committed to contribute $12.1 million of additional capital to the VA Alliance payable $2.0 million, $3.4 million, $3.4 million and $3.3 million in January of 1998, 1999, 2000 and 2001, respectively. Such additional capital commitments will be reduced by proceeds, if any, from future equity offerings by the VA Alliance. The Company expects to provide additional capital to the WV Alliance not to exceed $3.0 million, in the aggregate, payable in four annual installments commencing in 1999.

     In its managing partner role, the Company provides certain corporate services for the Alliances, including executive, finance, accounting, information management, human resources, and other general and administrative services (collectively, "corporate services"). In 1997 the Company charged the Alliances $0.5 million for these corporate services.

     Retained earnings of the Company at December 31, 1997, includes accumulated losses of $ 0.5 million related to these Alliances.

Note 3. Securities and Investments

Investments consist of the following as of December 31:

                                                                                                   Carrying Values
                                                 Type of Ownership                      1997             1996            1995
----------------------------------------------------------------------------------------------------------------------------------
Available for Sale
American Telecasting, Inc.                       Equity Securities                  $  1,285,022     $  8,119,644      $20,475,624
Mortgage-backed securities                       Debt Securities                         971,288        1,512,249        2,502,374
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       2,256,310        9,631,893       22,977,998
                                                                                    ----------------------------------------------
Equity Method
Virginia PCS Alliance, L.C.                      Equity and Convertible
                                                    Preferred Interests                4,504,770        5,074,818          723,583
West Virginia PCS Alliance, L.C.                 Equity Interest                       5,774,728                -                -
Roanoke Cellular Limited                         Limited Partnership
    Partnership                                     Interest                                   -        1,500,687        1,280,987
Virginia Telecommunications                       General Partnership
    Partnership                                     Interest                             380,394          416,926          307,174
Virginia Independent                             Limited Partnership
    Telephone Alliance                              Interest                             445,050          425,352          377,463
Other                                            Partnership Interests                   527,733          569,032          489,021
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      11,632,675        7,986,815        3,178,228
                                                                                     ---------------------------------------------
Cost Method
Illuminet Holdings, Inc.                         Equity and Convertible
                                                    Debt Securities                    1,771,765        1,764,839        1,706,700
Multimedia Medical Systems, Inc.                 Equity Securities                     1,052,650        1,052,650        1,000,000
Applied Video Technology                         Equity Securities                             -                -          446,219
Other                                            Equity Securities                       160,201          161,073          162,481
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       2,984,616        2,978,562        3,315,400
                                                                                     ---------------------------------------------
                                                                                     $16,873,601      $20,597,270      $29,471,626
==================================================================================================================================

     Expected maturities on mortgage-backed securities will differ from contractual maturities because the issuers of these securities have the right to call or prepay their obligations without any penalties.

     At December 31, 1997, the Company recognized a $2.8 million impairment loss on its investment in American Telecasting, Inc. (ATEL) which resulted in a current cost basis in the investment of $1.3 million. The Company concluded that the decline in value was other than temporary given recent trading prices in the common stock, ATEL's financial condition and continued financial losses, coupled with delays in rulemaking by the FCC which is necessary to permit ATEL to provide two-way telephony and internet services over its wireless cable spectrum.

     Changes in the unrealized gain (loss) on available for sale securities during the years ended December 31, 1997, 1996 and 1995, reported as a separate component of shareholders' equity are as follows:

                                                                                        1997            1996              1995
----------------------------------------------------------------------------------------------------------------------------------
Unrealized gain, beginning balance                                                   $ 4,026,475    $  16,382,455     $10,209,515
Unrealized holding gains (losses) during the year                                     (4,026,475)     (12,355,980)      6,172,940
----------------------------------------------------------------------------------------------------------------------------------
Unrealized gain, ending balance                                                                -        4,026,475      16,382,455
Deferred tax effect related to net unrealized holding gains                                    -       (1,566,299)     (6,372,775)
----------------------------------------------------------------------------------------------------------------------------------
Unrealized gain included in shareholders' equity                                     $         -    $   2,460,176     $10,009,680
==================================================================================================================================

Note 4. Long-Term Debt and Lines of Credit

Long-term debt and lines of credit consist of the following as of December 31:


                                                                                        1997              1996           1995
----------------------------------------------------------------------------------------------------------------------------------
7.26% Unsecured senior notes due in annual
    installments from 1998 to 2008                                                   $20,000,000      $20,000,000     $20,000,000
6.25% Notes payable secured by certain PCS
    radio spectrum licenses due from 1999 to 2006                                      1,606,160               -                -
Borrowings under lines of credit                                                       3,000,000       4,000,000                -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     $24,606,160     $24,000,000      $20,000,000
==================================================================================================================================

     The unsecured senior note agreement contains various restrictive convenants including restrictions relating to additional debt issuances, fixed charges, net worth and payment of dividends. Approximately $9.0 million of retained earnings were available for the payment of dividends at December 31, 1997.

     The Company paid $3.6 million of principal on the unsecured senior notes in January 1998 with proceeds from the borrowings under the Company's lines of credit. The Company has classified this payment amount and borrowings under lines of credit as long-term as the Company has the ability and the intent to refinance these borrowings with an existing line of credit that has a maturity of beyond one year. The Company has available lines of credit aggregating $24.0 million at December 31, 1997. The blended interest rate on the borrowings under lines of credit as of December 31, 1997 and 1996, was 5.9%.

     Interest expense was $888,000, $1,325,000 and $1,134,000 for 1997, 1996 and
1995, respectively. Maturities of long-term debt for each of the next five years are 1998 - $0; 1999 - $8,533,000; 2000 - $1,983,000; 2001 - $1,994,000; and 2002
-$2,005,000.

Note 5. Income Taxes

The components of income tax expense are as follows for the years ended December 31:

                                                                                        1997              1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Current tax expense:
    Federal tax expense                                                               $6,165,040      $3,159,133       $3,651,126
    State tax expense                                                                  1,127,791         390,531          323,549
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       7,292,831       3,549,664        3,974,675
Deferred tax expense                                                                     105,664       1,647,215        1,151,009
Deferred investment tax credits amortized                                                      -         (34,382)        (119,743)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $7,398,495      $5,162,497       $5,005,941
==================================================================================================================================

     Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows for the years ended December 31:

                                                                                        1997              1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Computed tax at statutory rate                                                        $6,766,799      $5,049,271       $4,624,844
Investment tax credits amortization                                                            -         (34,382)        (119,743)
State income taxes, net of federal income tax benefit                                    744,265         257,750          368,099
Other - net                                                                             (112,569)       (110,142)         132,741
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $7,398,495      $5,162,497       $5,005,941
==================================================================================================================================

     Net deferred income tax assets and liabilities consist of the following components at December 31:

                                                                                        1997              1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
    Retirement benefits other than pension                                           $ 3,106,609    $  2,897,931     $  2,626,922
    Net operating loss of acquired company                                             1,074,000       1,074,000        1,074,000
    Other                                                                                339,672         110,711           82,886
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       4,520,281       4,082,642        3,783,808
----------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
    Investments, net                                                                      33,454         883,342        1,174,238
    Property and equipment                                                            13,689,777      12,231,842       10,100,735
    Unrealized gain on securities available for sale                                           -       1,566,299        6,372,775
    Other                                                                                 39,296         104,044            2,107
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      13,762,527      14,785,527       17,649,855
----------------------------------------------------------------------------------------------------------------------------------
Net deferred income tax liabilities                                                  $ 9,242,246     $10,702,885      $13,866,047
==================================================================================================================================

Note 6. Pension Plans

Net pension cost for the Company's pension plans consisted of the following components for the years ended December 31:

                                                                                        1997            1996               1995
----------------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned                                                         $   486,925     $   445,527     $    341,474
Interest cost on projected benefit obligations                                         1,175,197       1,043,933          970,892
Actual return on plan assets                                                          (2,394,773)     (1,432,109)      (2,140,429)
Net amortization and deferral                                                            860,521           2,121          783,605
----------------------------------------------------------------------------------------------------------------------------------
Defined benefit plan expense (credit)                                                    127,870          59,472          (44,458)
Defined contribution plan expense                                                        336,926         245,883          194,250
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     $   464,796     $   305,355     $    149,792
==================================================================================================================================

     Assumptions used by the Company in the determination of pension plan information consisted of the following as of December 31:

                                                                                             1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                                7.50%           7.75%           7.50%
Rate of increase in compensation levels                                                      4.75%           4.75%           5.00%
Expected long-term rate of return on plan assets                                            10.00%           9.50%           9.50%

     The following table sets forth the defined benefit plan's funded status and amounts recognized in the accompanying balance sheets as of December 31:

                                                                                        1997            1996               1995
----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefits                                                                  $13,225,345      $12,129,936      $10,122,138
                                                                                     ==============================================
    Accumulated benefits                                                             $13,445,262      $12,497,226      $10,466,270
                                                                                     ==============================================
    Projected benefits                                                               $16,655,591      $15,646,558      $14,348,088
Plan assets at fair value, primarily equity securities
    and group annuity contracts                                                       17,791,099       16,279,589       15,639,445
----------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligations                                 1,135,508          633,031        1,291,357
Items not yet recognized:
    Net gain                                                                          (2,178,484)      (1,858,242)      (1,803,414)
    Prior service cost                                                                   565,873          860,197          190,734
    Transition obligations                                                                63,122           78,903           94,684
----------------------------------------------------------------------------------------------------------------------------------
Liability included in balance sheets                                               $    (413,981)    $   (286,111)    $   (226,639)
==================================================================================================================================

Note 7. Retirement Benefits Other Than Pensions.

The Company sponsors two defined benefit plans for retirees that cover both salaried and nonsalaried employees. The individual plans provide medical benefits for all retirees and group life benefits for employees retiring prior to January 1994. The health care plan requires no contributions, except for personnel electing early retirement prior to age 62, provided they have 20 years of service. The group life plan premium is contributory on a retiree/company shared basis. Both plans anticipate that benefits offered under the plans will be adjusted periodically in accordance with changes adopted for the active employee plans. Neither plan is currently being funded.

     The following table sets forth the plans' combined status reconciled with the obligation recognized in the accompanying balance sheets as of December 31:

                                                                                         1997            1996               1995
----------------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
    Retirees                                                                          $2,677,064      $1,945,327       $1,852,859
    Fully eligible active plan participants                                              951,478       1,685,990        1,589,434
    Other active plan participants                                                     3,506,074       2,991,410        3,028,227
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       7,134,616       6,622,727        6,470,520
Unrecognized net gain                                                                    851,378         852,485          430,542
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       7,985,994       7,475,212        6,901,062
Other benefits                                                                           445,694         248,895          248,895
----------------------------------------------------------------------------------------------------------------------------------
Liability included in balance sheets                                                  $8,431,688      $7,724,107       $7,149,957
==================================================================================================================================

     Provision for retirement benefits other than pensions included the following components for the years ended December 31:

                                                                                        1997            1996               1995
----------------------------------------------------------------------------------------------------------------------------------
Service cost - benefits attributed to service during the year                           $177,187        $207,319         $206,737
Interest cost on accumulated postretirement benefit obligations                          503,626         476,194          464,122
Amortization of unrecognized net gain                                                    (12,656)              -           (2,420)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        $668,157        $683,513         $668,439
==================================================================================================================================

     The discount rates used to compute the accumulated postretirement benefit obligations were 7.50%, 7.75% and 7.50% at December 31, 1997, 1996 and 1995,
respectively. For measurement purposes, an 8% annual rate of increase in the per capita cost of covered benefits was assumed for 1997, with such annual rate of increase gradually declining to 5.75% in 2001 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligations by approximately $1.1 million and the aggregate of the service and interest cost components of the provision for retirement benefits other than pensions for the year then ended by approximately $0.1 million.

Note 8. Stock Plans

The Company's 1997 Stock Compensation Plan (Option Plan), which replaces the Company's 1988 Stock Option Plan, provides for the grant of stock options, stock appreciation rights (SARS), stock awards and performance shares to officers and certain key management employees. A maximum of 950,000 shares of common stock may be issued under the Option Plan by means of the exercise of options or SARS, the grant of stock awards and/or the settlement of performance shares. The Company's Non-Employee Directors' Stock Option Plan (Directors' Plan) provides a non-employee director the opportunity to receive stock options in lieu of a retainer fee. A maximum of 25,000 shares of common stock may be issued upon the exercise of options granted under the Directors' Plan. Stock options must be granted under the Plans at not less than 100% of fair market value at the date of grant and have a maximum life of ten years from the date of grant. Options and other awards under the Plans may be exercised in compliance with such requirements as determined by a committee of the Board of Directors.

     A summary of the status of these plans at December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is as follows:

                                                          1997                        1996                        1995
----------------------------------------------------------------------------------------------------------------------------------

                                                           Weighted-Average            Weighted-Average           Weighted-Average
                                                               Exercise                    Exercise                   Exercise
Options                                           Shares         Price         Shares        Price         Shares       Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                  325,022          $15.90      244,606         $ 14.99     241,615        $ 14.09
Granted                                           109,373           20.68       99,800           17.68      44,250          19.21
Exercised                                          (8,915)          10.33      (12,084)           9.79     (29,500)         10.68
Forfeited                                         (16,270)          20.90       (7,300)          20.12     (11,750)         22.52
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                        409,210          $17.10      325,022          $15.90     244,606         $14.99
----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                        212,545          $14.89      177,348          $13.43     161,815         $12.02
----------------------------------------------------------------------------------------------------------------------------------
Weighted average fair value per option of
    options granted during the year                       $6.15                        $4.85                       $5.69
==================================================================================================================================

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                                            Options Outstanding                            Options Exercisable
----------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted-Average      Weighted-                             Weighted-
                                                 Number         Remaining          Average               Number          Average
      Range of                                     of          Contractual        Exercise                 of           Exercise
   Exercise Prices                               Shares           Life              Price                Shares           Price
----------------------------------------------------------------------------------------------------------------------------------
   $ 6.50 - 10.00                                74,781          2 years           $  7.95               74,781          $  7.95
   $12.75 - 18.25                               152,056          7 years           $ 16.63               73,756          $ 15.62
   $19.37 - 25.75                               182,373          8 years           $ 21.24               64,008          $ 22.14

     Grants of options under the Plans are accounted for following Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recorded. The Company has elected to apply the disclosure-only provisions of FASB Statement No. 123. However, had compensation cost been recorded based on the fair value of awards at the grant date, the pro forma impact on the Company's net income and net income per common share-diluted would have been less than $0.2 million and $0.02 per share for 1997, 1996 and 1995. The pro forma effects of applying FASB Statement No. 123 are not indicative of future amounts since, among other reasons, the requirements of the Statement have been applied only to options granted after December 31, 1994.

     The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend rate of 1.9% to 2.3% for 1997, 2.0% for 1996, and 1.9% for 1995; risk-free interest rates of 5.9% to 6.3% for 1997 and 6.4% for 1996 and 1995; expected lives of 6 years for 1997 and 8 years for 1996 and 1995; and price volatility of 23.1% to 24.6% for 1997 and 15.8% for 1996 and 1995.

     The Company also has a plan whereby its common stock can be purchased by employees at a price 10% less than the market price on the issue date.

Note 9. Supplementary Disclosures Of Cash Flow Information

The following information is presented as supplementary disclosures for the Consolidated Statements of Cash Flows:

                                                                                        1997            1996               1995
----------------------------------------------------------------------------------------------------------------------------------
Cash payments for:
    Interest, net of capitalized interest of $762,643
    in 1997, $322,516 in 1996, and $404,147 in 1995                                   $1,067,098      $1,174,778       $1,079,601
----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                          $6,551,222      $4,166,400       $3,196,178
==================================================================================================================================

     In 1997, the Company contributed PCS radio spectrum licenses valued at $4.25 million to the West Virginia PCS Alliance, L.C. in exchange for equity ownership (Note 2). In 1997, the Company acquired through the FCC auction certain PCS radio spectrum licenses for approximately $1.6 million of notes payable. In 1995, the Company acquired a cable television company for approximately $8.5 million of common stock. The excess of the total acquisition cost over the fair value of the net assets acquired was $7.7 million.

Note 10. Lease Commitments

The Company has several operating leases for administrative office space, retail space, tower space, channel rights, and equipment. The leases for retail and tower space have initial lease periods of ten to thirty years. These leases are associated with the operation of a cellular business in Virginia Rural Service Area 6 in which the Company is the general partner. The leases for channel rights relate to the Company's wireless cable operations and have initial terms of three to ten years. The equipment leases have an initial term of three years. Rental expense for operating leases was $1,352,000, $977,000, $809,000, in 1997, 1996, and 1995, respectively. The total amount committed under these lease agreements is $917,000 in 1998, $893,000 in 1999, $854,000 in 2000, $701,000 in
2001, $621,000 in 2002 and $6,353,000 for the years thereafter.

================================================================================

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
CFW Communications Company
Waynesboro, Virginia

     We have audited the accompanying consolidated balance sheets of CFW Communications Company and subsidiaries as of December 31, 1997, 1996, and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CFW Communications Company and subsidiaries as of December 31, 1997, 1996, and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         /s/ McGladrey & Pullen, LLP
                                         ---------------------------------------
                                             McGladrey & Pullen, LLP


Richmond, Virginia
February 13, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW

CFW Communications Company ("CFW" or the "Company") is a diversified regional communications company providing a broad range of products and services to business and residential customers. These communications products and services include local telephone, long distance, cellular, personal communications services (PCS), paging, wireless and wireline cable television, directory assistance, competitive access, local internet access, and alarm monitoring and installation.

     The Company's strategy is to be a regional full-service provider of communications products and services to customers within an expanding service area. The Company has implemented this strategy through acquisitions, investments in spectrum licenses and internal growth through capital investment. In addition, the Company has leveraged its existing switching platform and fiber optic network by introducing new services such as long distance directory assistance, long distance services to local telephone customers and surrounding communities, cable television, local internet access, and various enhanced services such as Call Waiting and Caller Identification. These activities continue to contribute to growth in the Company's operating revenues.

     As a result of the Company's increasing focus on and growth in wireless communications and other competitive communications related businesses, a larger percentage of the Company's operating revenues and operating cash flows (operating cash flows is defined as operating income before depreciation and amortization) are being generated by businesses other than the mature telephone operations. Accordingly, management believes operating cash flows is a meaningful indicator of the Company's performance. Operating cash flows is commonly used in the wireless communications industry and by financial analysts and others who follow the industry to measure operating performance. Operating cash flows should not be construed as an alternative to operating income or cash flows from operating activities (both as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

     Through the Virginia PCS Alliance, L.C. ("VA Alliance") and West Virginia PCS Alliance, L.C. ("WV Alliance"), and other PCS joint ventures, the Company has acquired radio spectrum licenses for personal communications services ("PCS") for markets with an aggregate population of five million people. These licenses will enable the Company, as managing partner of the Alliances, to deploy PCS services in central and western Virginia, West Virginia and parts of Maryland, Ohio, Pennsylvania, Kentucky and Tennessee. In the fourth quarter of 1997 the VA Alliance commenced providing PCS to a 1.6 million populated area in central and western Virginia. The Company has commenced construction of the PCS network in the WV Alliance and expects to commence providing PCS services in the Charleston and Huntington corridor by mid-1998 and the Clarksburg, Fairmont and Morgantown areas in the second half of 1998.

     In 1998, management expects continued proportionate growth in revenue and operating cash flows from its current consolidated operations. However, the recent trend of lower operating margins due to start-up costs associated with deploying new services in existing markets and expansion into new markets is expected to continue. In 1997, the Company recognized a loss of approximately $0.8 million for its share of losses from PCS partnerships which were operational for only a portion of the fourth quarter. The Company's recognition of its share of losses associated with its investments in PCS partnerships is expected to be at least as significant in 1998, on an annualized basis, as the Company recognizes a full year of operating losses from the VA Alliance and begins recognizing its share of operating losses from the WV Alliance, which is expected to commence operations in 1998. These losses from equity investments are expected to exceed net income growth from consolidated operations and will likely result in consolidated net income levels below amounts reported in recent years. These losses from equity investments are expected to continue into future years until build-out is completed and a sufficient customer base is established.

     The Company wishes to caution readers that these forward-looking statements and any other forward-looking statements made by the Company are based on a number of assumptions, estimates and projections including, but not limited to, continuation of economic growth and demand for wireless and wireline communications services; continuation of current level of services for certain material customers; reform initiatives being considered by the FCC being relatively revenue neutral; significant competition in the Company's telephone service area not emerging in 1998; the impact on capital requirements and earnings from new business opportunities and expansion into new markets; anticipated competitive activity; and achievement of build-out, operational, capital, financing and marketing plans relating to deployment of PCS services. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that any significant deviations from these assumptions could cause actual results to differ materially from those in the above and other forward-looking statements. Forward-looking statements included herein are as of the date hereof and the Company undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

SUMMARY - Operating revenues were $59.0 million in 1997, an increase of 18% over 1996. Operating cash flows were $28.6 million, an increase of 20% over 1996. Operating income was $19.4 million, a 26% increase over last year. Strong customer growth in our cellular, paging, and wireless cable operations of 33%, 31%, and 15%, respectively, fueled the growth in our wireless operations. Operating results from our wireline operations reflect continued strong contributions from our telephone operations, led by 4.3% growth in access lines, growth in minutes and calling features, doubling of internet customers and effective cost control. Doubling of our directory assistance calling volume with the commencement of services in New Jersey, Delaware and Pennsylvania resulted in strong revenue, operating cash flows and earnings growth from our directory assistance operations.

     Net income for 1997 was $12.2 million, or $0.94 per share - diluted, including a $5.1 million ($3.1 million after tax, or $0.24 per share) gain on the sale of our investment in the Roanoke MSA Cellular Partnership (Note 2) and a $2.8 million ($1.7 million after tax, or $0.13 per share) loss on write-down of our investment in American Telecasting, Inc. (ATEL) (Note 3). Exclusive of these transactions, earnings for 1997 were $10.8 million, or $0.83 per share, a 13% increase over net income of $9.5 million, or $0.73 per share for 1996. These current earnings results reflect the aforementioned growth from our consolidated operations, partially offset by our share of the expected operating losses from our investments in a PCS partnership of $0.8 million ($0.5 million after tax) that commenced operations in the fourth quarter of 1997.

     The Company reported net income for 1996 of $9.5 million, or $0.73 per share - diluted, a 12% increase over net income for 1995 of $8.5 million, or $0.66 per share. Growth from telephone and managed cellular operations, coupled with 1996 earnings from directory assistance operations, which incurred significant start-up losses in 1995, accounted for the majority of the increase. Results for 1995 included a gain of $0.9 million ($0.6 million after-tax, or $0.045 per share) from the sale of an investment. Excluding this gain, net income for 1996 rose $1.6 million, or 21%, over 1995.

     Operating cash flows were $23.8 million in 1996, a 20% increase over operating cash flow results of $19.9 million in 1995. This reflects increases from telephone operations of $1.9 million, primarily from increases in access and toll minutes, and $0.3 million from managed cellular operations, primarily from customer growth of 46% in 1996 and 40% in 1995, coupled with a $1.2 million contribution in 1996 from directory assistance operations which reported a cash flow loss of $0.9 million in 1995, its first year of operations.

OPERATING REVENUES - Total operating revenues were $59.0 million, an increase of $9.1 million, or 18%, over 1996 ($6.9 million, or 16%, over 1995). The increases were primarily attributable to doubling of the Company's directory assistance call volume through the expansion of our contract with AT&T to include directory assistance in the states of New Jersey, Delaware and Pennsylvania, growth in toll and access minutes of use, access lines and calling features, growth in cellular, paging and wireless cable customers of 33%, 31% and 15% (46%, 29% and 38% growth in 1996 over 1995), respectively, and doubling of internet customers.

     Wireline communications revenues include telephone revenues, fiber optic network usage and wireline cable revenues. Telephone revenues, which include local service, access and toll service, directory advertising and calling feature revenues were $28.8 million, an increase of $1.4 million, or 5%, over 1996. Telephone revenues increased 7%, or $1.8 million, for 1996 over 1995. These increases were primarily due to growth in access lines of 4.3% and 3.3%, in 1997 and 1996, respectively, and revenue growth from custom calling features of 28% and 15%, respectively. Revenues from fiber optic network usage, which includes internet services, were $4.0 million, an increase of 11%, or $0.4 million, over 1996 (25%, or $0.7 million increase in 1996 over 1995) due to expanded network services and growth of over 112% in our internet customer base. Wireline cable revenues were $1.7 million in 1997 compared to $1.5 million in 1996.

     Wireless communications revenues include cellular and paging revenues of $8.6 million, an increase of $1.8 million, or 26%, over 1996 ($1.1 million, or 20%, over 1995), from access, toll, and roaming; and wireless cable revenues of $3.1 million, an increase of 30% over 1996 (24% increase over 1995), from customer basic and premium revenues and the introduction of wireless internet services in late 1997 in our Charlottesville, Virginia, market. The increases reflect a 33% and 31% (46% and 27% growth in 1996 over 1995) growth in cellular and paging customers, respectively. The cable increase reflects a lower customer growth rate of 15% in 1997 due to 1996 being the initial service year in Richmond, Virginia, and high growth in the Shenandoah Valley market in 1996 due to introducing an expanded channel line (38% growth in 1996 over 1995).

     Directory assistance revenues, which includes net revenues from providing directory listings for customers seeking telephone numbers in the mid-Atlantic states, increased $4.1 million, or 65%, over 1996 ($1.7 million, or 36%, over 1995). During the first half of 1997, the Company commenced directory assistance services to AT&T customers seeking telephone numbers in New Jersey and Delaware. During August through October 1997, the Company expanded this service to encompass Pennsylvania. In 1997, the Company also commenced providing services to our PCS customers and GTE wireless customers in Virginia and Pennsylvania. Although directory assistance had not reached its annualized run rate in new traffic territories, year over year call volume is up 23.9 million, or 78%. These new territories are expected to generate, on an annualized basis, over 120% growth in calling volume.

     Other communications revenues, which include revenues from the Company's sale and lease of communications equipment and security alarm monitoring and installation, increased $0.4 million, or 22%, over 1996 and $0.3 million, or 19%, over 1995.

OPERATING EXPENSES - Total operating expenses were $39.6 million, an increase of $5.1 million, or 15%, over 1996 ($4.9 million, or 16%, increase in 1996 over 1995). Directory assistance costs, primarily associated with contract expansion, accounted for $3.9 million of the 1997 increase.

Growth in cellular and wireless cable customers contributed an additional $1.5 million in operating expenses 1997 over 1996. The increase in 1996 over 1995 was primarily attributable to growth in cellular and wireless cable customers and wireless cable expanded operations. In addition, 1996 was the first full year of wireline cable operations.

     Maintenance and support expenses, which include costs related to specific property and equipment, as well as indirect costs such as general engineering and general administration of property and equipment, increased $0.1 million, or 1%, over 1996. The Company controlled expenses by acquiring access and other network pricing decreases, coupled with more efficient utilization of our facilities and equipment infrastructure. Maintenance and support expenses increased $1.1 million, or 14%, over 1995 primarily as a result of increased costs to support the growth in customers and services.

     Depreciation and amortization expenses increased $0.8 million, or 9%, over 1996 and $2.0 million, or 31%, over 1995. The increase in 1997 was a result of capital growth to support continued business expansion primarily in our wireless operations and directory assistance. The increase of $2.0 million in 1996 was a result of license amortization and depreciation related to the commencement of wireless cable services in our Richmond, Virginia, market. In addition, the Company recognized an additional $0.7 million in 1996 relating to the disposal of certain regulated telephone plant and equipment.

     Customer operations expenses, which included marketing, product management, product advertising, sales, publication of a regional telephone directory, customer services and directory assistance services, increased $3.1 million, or 28%, over 1996 and $1.9 million, or 20%, over 1995. Approximately 92% of these increases relate to the directory assistance business and reflect continued training and additional staff related to the expansion of states handled for the new directory assistance markets served. Additionally, the Company has invested resources in customer service related functions in order to support our growth businesses. The 1996 increase was primarily attributable to sales commissions related to strong customer growth in our wireless operations.

     Corporate operations expenses, which include taxes other than income, executive, accounting, legal, purchasing, information management, human resources and other general and administrative expenses, increased $1.0 million, or 19%, over 1996 and decreased $0.1 million from 1995. The increase in 1997 relates primarily to internal infrastructure growth necessary to support the overall growth of the Company.

OTHER INCOME (EXPENSES) - Other income (expenses) which includes interest expense, dividend and interest income, equity income (loss) from wireless investees, gain on sale of investment and loss on write-down of investment, increased $0.9 million over 1996.

     Other expenses, principally interest, decreased $0.1 million, or 10%, from 1996 and $0.6 million, or 32%, from 1995. The reduction in interest expense in 1997 is primarily a result of additional interest expense from increased borrowings, offset by capitalization of interest costs. The Company capitalized interest on property under construction and investments in PCS alliances of $0.8 million in 1997 and $0.3 million in 1996, respectively. As a result of the VA Alliance commencing operations during the fourth quarter of 1997 and the anticipated commencement of operations of the WV Alliance in midyear 1998, the Company expects the capitalization of interest costs to be reduced during 1998. The $0.6 million reduction from 1996 under 1995 was primarily a result of costs recognized in 1995 from an adverse ruling in litigation involving wireless cable operations, which the Company assumed with its 1994 acquisition of American Quality Cable.

     Interest and dividend income was down $0.3 million, or 52%, under 1996 due to the Company's utilization of cash to support the strong growth in customer base and business expansion.

     Equity loss from PCS investees totaled $0.8 million for 1997, as the VA Alliance commenced operations in the fourth quarter. The Company has a 21% common ownership interest in the VA Alliance. The Company also has a 45% common ownership interest in the WV Alliance, which expects to commence operations by midyear 1998.

     Equity income from other wireless investees, which includes equity earnings from the Company's cellular partnership interests decreased $0.4 million, or 84%, in 1997 and $0.4 million, or 46%, in 1996. The decrease in 1997 is principally due to the sale of the Company's 30% limited interest in the Roanoke MSA cellular partnership to GTE in April 1997 (Note 2). The $0.4 million decrease in 1996 over 1995 was due to higher operating costs.

     The Company recognized a $5.1 million gain on the sale of its 30% limited ownership interest in the Roanoke MSA Cellular Partnership to GTE Wireless in April 1997 (Note 2).

     The Company recognized a $2.8 million impairment loss on its investment in ATEL at December 31, 1997. The Company concluded that the decline in value was other than temporary given recent trading prices in the common stock, ATEL's financial condition and continued financial losses, coupled with delays in rulemaking by the FCC which is necessary to permit ATEL to provide two-way telephony and internet services over its wireless cable spectrum.

INCOME TAXES - Income taxes increased $2.2 million, or 43%, over 1997 and $0.2 million, or 3%, over 1996. The 1997 increase was due to an increase in taxable income from operations, $2.0 million of taxes from the gain on the sale of the Roanoke MSA Cellular Partnership, offset partially by a $1.1 million deferred tax benefit from the write-down of the Company's investment in ATEL. The 1996 increase was due to an increase in taxable income from operations offset by adjustments to tax deductible amounts. The effective rate was 38% and 35% in 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its working capital requirements and capital expenditures from net cash provided from operating activities and borrowings under committed credit facilities. The Company has $21.0 million in unused aggregate borrowings available under its existing credit facilities.

     During 1997, net cash provided by operating activities was $18.6 million. Principle changes in operating assets and liabilities included a $2.8 million increase in current assets, excluding cash, and a $1.5 million increase in current liabilities. The increase in operating assets resulted primarily from an increase in accounts receivable associated with directory assistance, directory listings, and access billings. Operating liabilities increased primarily as a result of advanced billings for cellular and wireless cable operations. The Company's investing activities included the investment of $14.2 million in property and equipment, $2.6 million investment in PCS and cellular (Note 2) and $4.5 million for PCS licenses, of which licenses valued at $4.3 million were subsequently contributed to the WV Alliance (Note 2), offset by proceeds of $6.6 million from the sale of our Roanoke MSA Cellular Partnership interest (Note 2) and distributions and liquidations of various investments. Net cash used in financing aggregated $6.3 million, including $5.3 million used to pay dividends.

     The Company had firm cash commitments relating to purchases of property and equipment of approximately $3.2 million as of December 31, 1997. Capital expenditures for 1998, including these commitments, are expected to approximate 1997 levels in order for the Company to continue its growth trend in wireless communications and other services. Funds required for dividends, capital expenditures, interest and debt principal payments, and partnership contributions are expected to be provided from internal sources and borrowings drawn against available credit facilities. The Company has entered into certain guarantee agreements relating to its investment in the VA Alliance and expects to enter into similar debt guarantee agreements with the WV Alliance during 1998 (Note 2). Management anticipates that funds required for additional capital contributions to the VA Alliance and WV Alliance (Note 2) will be provided from increased cash flow resulting from lower estimated tax payments due to the Company recognizing its proportionate share of the tax losses generated by the VA Alliance and WV Alliance, both limited liability companies, cash flows from operations and borrowings under existing lines of credit.

IMPACT OF YEAR 2000

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company is in the process of conducting a comprehensive review of its computer systems to identify the internal systems that could be impacted by the year 2000 issue and is developing an implementation plan to resolve the issue. The review also entails formal communications with all of the Company's significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to resolve their own year 2000 issues.

     Based on our findings and assessment to date, the Company will be performing certain planned telephone switching software upgrades and computer software and system upgrades, which are being performed primarily to better meet the business and growth needs of the Company. The total year 2000 project cost is not expected to be material to the Company's business operations or financial condition. The Company expects its year 2000 program to be completed on a timely basis. However, if such modifications and upgrades are not made, or are not completed timely, the year 2000 issue could have a material impact on the operations of the Company. There can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems or costs of upgrades.

     The costs of the program and estimated completion date are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, compliance by third parties which interact with the Company's systems, the ability to locate and correct all relevant computer codes, and similar uncertainties.

QUARTERLY REVIEW

=================================================================================================================================
(in thousands, except per share amounts)               First Quarter      Second Quarter       Third Quarter      Fourth Quarter
---------------------------------------------------------------------------------------------------------------------------------
1997
Operating revenues                                  $       13,466        $       14,503     $       15,157      $       15,884
Operating cash flows                                         6,673                 6,838              7,387               7,710
Operating income                                             4,486                 4,607              5,132               5,187
Gain on sale of investment                                       -                 5,077                  -                   -
Loss on write-down of investment                                 -                     -                  -              (2,808)
Equity loss from PCS investee                                    -                     -                (60)               (774)
Net income                                                   2,480                 5,905              2,894                 942
Net income per share - basic                                 0.191                 0.453              0.223               0.074
Net income per share - diluted                               0.190                 0.452              0.222               0.072
---------------------------------------------------------------------------------------------------------------------------------
Stock price range                                     $22.25-18.25          $19.50-16.62       $22.50-17.50        $24.75-18.50
Quarterly dividend                                    $      0.103          $      0.103       $      0.103        $      0.103
---------------------------------------------------------------------------------------------------------------------------------

1996
Operating revenues                                    $     12,061          $     12,305       $     12,537        $     13,045
Operating cash flows                                         5,535                 5,932              6,058               6,299
Operating income                                             3,722                 4,034              4,047               3,612
Net income                                                   2,306                 2,332              2,292               2,620
Net income per share - basic                                 0.178                 0.180              0.176               0.202
Net income per share - diluted                               0.177                 0.179              0.175               0.201
---------------------------------------------------------------------------------------------------------------------------------
Stock price range                                     $18.50-17.25          $24.00-17.75       $24.00-19.25        $23.25-21.25
Quarterly dividend                                    $      0.098          $      0.098       $      0.098        $      0.098
---------------------------------------------------------------------------------------------------------------------------------

- Fourth quarter 1997 includes equity loss from investment in PCS partnership (Note 2), which commenced operations during the fourth quarter, of $0.8 million ($0.5 million after-tax or $0.04 per share).

- Fourth quarter 1997 includes a loss on write-down of the investment in American Telecasting, Inc. (Note 3) of $2.8 million ($1.7 million after-tax or $0.13 per share).

- Second quarter 1997 includes gain on the sale of investment in the Roanoke MSA Cellular Partnership (Note 2) of $5.1 million ($3.1 million after-tax or $0.24 per share).

- Fourth quarter 1996 includes additional depreciation expense of $0.7 million ($0.4 million after-tax or $0.3 per share) relating to disposal of certain regulated plant and equipment. Fourth quarter 1996 also includes a reduction to income tax of $0.4 million or $0.03 per share as a result of a refinement to estimated income taxes for the year.


SELECTED FINANCIAL DATA AND FIVE YEAR GROWTH COMPARISON

==================================================================================================================================
                                              1997               1996               1995               1994              1993
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                       $  59,010,000       $  49,948,300      $  43,089,000      $  32,197,700    $  27,349,600
Operating expenses                          39,597,800          34,533,300         29,667,400         19,949,300       16,208,000
Income taxes                                 7,398,500           5,162,500          5,005,900          3,550,400        3,766,700
Gain on sale in investment                   5,077,400                   -            926,699                  -                -
Loss on write-down of investment            (2,808,100)                  -                  -                  -                -
Net income                                  12,220,900           9,549,700          8,493,600          7,562,800        7,176,400
Net income per share - diluted                    0.94                0.73               0.66               0.63             0.62
Cash dividends per share                         0.412               0.392              0.379              0.368            0.355
Total assets                               148,447,500         142,399,900        143,251,300        123,964,300       98,975,900
Long-term debt                              24,606,200          24,000,000         20,000,000         20,066,900       20,114,200
Retirement benefits
    other than pensions                      8,431,700           7,724,100          7,150,000          6,513,900        6,356,900
Investment in property
    and equipment                         $137,703,200        $127,196,100       $111,806,300       $103,086,300    $  71,456,200
Average number of common
    shares outstanding - diluted            13,055,814          13,056,081         12,933,926         12,016,163       11,600,019
Number of employees                                567                 454                492                232              166
Number of shareholders                           2,884               2,883              2,889              2,638            1,853
==================================================================================================================================

BOARD OF DIRECTORS

C. Phillip Barger            John B. Mitchell        Carl A. Rosberg
Chairman                     President               Senior Vice President
E. W. Barger & Company       Hammond-Mitchell, Inc.  CFW Communications
T/A Barger Insurance Network
                             John N. Neff            Robert S. Yeago, Jr.
William Wayt Gibbs, V        President and           Chairman of the Board
President                    Chief Executive Officer CFW Communications
Comprehensive Computer       Nielsen Builders, Inc.
Consultants
                             James S. Quarforth
C. Wilson McNeely, III       President and
President                    Chief Executive Officer
Eagle Corporation            CFW Communications


EXECUTIVE OFFICERS

J. William Brownlee          David R. Maccarelli     Christina S. Smith
Vice President and           Senior Vice President   Vice President
Chief Operating Officer -                            Administration
Wireline                     Michael B. Moneymaker   Treasurer and Secretary
                             Vice President Finance
Warren C. Catlett                                    Robert S. Yeago, Jr.
Vice President Strategy and  James S. Quarforth      Chairman of the Board
Business Development         President and
                             Chief Executive Officer Walter M. Zirkle, III
David E. Lowe                                        Vice President and
President -                  Carl A. Rosberg         Chief Operating Officer -
West Virginia Operations     Senior Vice President   Wireless


IN MEMORIAM-1912-1997

[PHOTO APPEARS HERE]

DENNIS B. DRAPER served CFW in a variety of capacities for over 50 years, beginning with his employment in 1941 as a plant supervisor. He was elected Corporate Secretary in 1944 and elected to the Board of Directors in 1947, a position he held until 1992.

     He was promoted to Vice President and General Plant Manager in 1949 to oversee the maintenance and expansion of all the Company's plant operations. In June 1963, he was elected President and took on the additional responsibility of Chairman of the Board in 1969.

     Relinquishing the position of President in 1978, he continued as Chairman of the Board and Chief Executive Officer. In 1982, he retired from active employment after 41 years of service, but continued as a member of the Board until 1992, serving as its Chairman through 1990.

     Mr. Draper served as President of the Virginia Independent Telephone Association in 1956 and had served as a member of the Board of the United States Telephone Association. He was also active in local Chambers of Commerce and civic organizations.


IN RECOGNITION

[PHOTO APPEARS HERE]

Our appreciation is extended to MEREDITH E. YEAGO for his many years of dedicated service to CFW. He retired from the Board of Directors in January 1998.

     Mr. Yeago came to the Company in 1950 as an accountant after graduating from the University of Virginia School of Commerce. He was elected Treasurer in 1953 and elected to the additional position of Corporate Secretary in 1966. He was elected as a member of the Board of Directors in 1969.

     In 1978, he was promoted to Vice President and Treasurer, a position held until his retirement from active employment in July 1989 after 39 years of service. He continued as a member of the Board of Directors until this year.

     During his telephone career, Mr. Yeago served as President of the Virginia Independent Telephone Association in 1969 and served on Boards of local civic and charitable organizations.