Form 10-K, Exhibit 13
period 1998-12-31
CFW COMMUNICATIONS CO
filed 1999-03-30
CIK 829676

CFW
[logo]
Communications Company


                                  [photograph]


                                        P
                                        e
                                        o
                                        p
                                        l
               More Ways To Bring More  e  Together.

                                                              1998 Annual Report
                                bringing people

                              together in more ways


Telephone

The foundation of the Company's century-long communications services, CFW's local and long distance telephone services are offered through a state of the art digital switching system and extensive fiber optic network.


Wireless

CFW markets an array of wireless communications services including 100% digital PCS, cellular and paging services. Its digital PCS network extends through central and western Virginia and parts of West Virginia and is marketed under the brand name Intelos.


Internet

CFW offers local connections to the internet, as well as e-mail and consulting services. Dial-up services are complemented with high-speed data alternatives that include wireless cable modems and DSL solutions.


Network

CFW's extensive fiber optic network provides for the economical transfer and delivery of communications traffic from internet and long distance to wireless services. It provides an alternative route for other carriers and is also used by CFW to deliver CLEC service to businesses.


Video

CFW delivers cable television services to viewers, including packages with local or regional affiliates, pay-per-view and additional special services, cable networks, and access to premium providers including HBO and Cinemax.


  c       Key Highlights                                           2
  o       Letter to Shareholders                                   3
  n       The Integrated Communications Provider Concept           6
  t       Consolidated Financial Statements                       14
  e       Independent Auditor's Report                            29
  n       Management's Discussion & Analysis                      30
  t       Board of Directors & Executive Officers                 36
  s       General Information                      Inside Back Cover
                              financial highlights

-------------------------------------------------------------------------------------------------------
                                                                             Amount of     Percent
(In thousands, except for per share amounts)   1998           1997          Inc. (Dec.)  Inc. (Dec.)
-------------------------------------------------------------------------------------------------------
Operating Revenues                          $  66,686      $  59,010        $  7,676        13.0%
Operating Expenses                             44,060         39,598           4,462        11.3%
Operating Cash Flows (a)                       33,130         28,608           4,522        15.8%
Operating Income                               22,627         19,412           3,215        16.6%
Net Income (b)                                  8,508         12,221          (3,713)      (30.4%)
Net Income Per Share - Diluted (b)               0.65           0.94           (0.29)      (30.9%)
Cash Dividends Per Share                        0.435          0.412           0.023         5.6%
Investment In Property
  & Equipment                                $153,621       $137,703         $15,918        11.6%
Average Number of Common Shares
  Outstanding - Diluted                        13,094         13,056              38         0.3%
-------------------------------------------------------------------------------------------------------

(a) Operating Income before depreciation and amortization. See Management's Discussion & Analysis for additional factors to consider in using this measure.

(b) Excluding gain on sale of investment, loss on write-down of investment and equity loss from PCS investees, net income was $13.1 million ($1.00 per common share - diluted) and $11.3 million ($0.86 per common share - diluted) for 1998 and 1997, respectively. This represents an increase of $1.8 million or $0.14 per common share - diluted.

CFW Communications Company is the Integrated Communications Provider (ICP) of choice for business and residential customers throughout central and western Virginia and West Virginia. Offering a diversified range of integrated telecommunications solutions and renowned customer service, CFW is a prime source for serving any customer's communications requirements for
 a        voice, data and video. CFW finds more ways to bring more people
 b        together than any other communications company in the region.
 o
 u        Serving as Virginia's premier telecommunications company for more than
 t a century, CFW is the largest independent telephone company headquartered in the Commonwealth and the 40th largest in the nation.
 t        Traded on the NASDAQ exchange (symbol: CFWC), the company has
 h        approximately 13 million shares outstanding and 3,000 shareholders.
 e

 c       Operating Revenues              Operating Cash Flows (a)
 o     (in millions of dollars)          (in millions of dollars)
 m       [graph appears here]              [graph appears here]
 p       98    66.7                        98    33.1
 a       97    59.0                        97    28.6
 n       96    49.9                        96    23.8
 y       95    43.1                        95    19.9
         94    32.2                        94    17.3


                        Net Income
                 (in millions of dollars)
                   [graph appears here]
                98     8.5 (b)
                97    12.2 (b)
                96     9.6
                95     8.5
                94     7.6
                                        f
                                        o
                                        r
                                  Key      Highlights
                                        t
                                        h
                                        e

                                        y
                                        e
                                        a
                                        r


RETAIL STORES - Opened 12 integrated communications retail stores in communities across Virginia and West Virginia, resulting in wider distribution of our products and services and greater convenience for our customers.

PREPAID WIRELESS - Introduced Intelos Express prepaid digital wireless phone service, expanding our target of wireless consumers and creating significant customer growth.

BUNDLED SERVICES - Launched internet and long distance services in Lynchburg and Winchester, Virginia and Charleston and Huntington, West Virginia, providing the first such integrated multi-service bundled packages with single billing in the region.

NEW MARKETS - Launched three strategic services in Charleston and Huntington, West Virginia making Intelos the first integrated communications provider to offer digital PCS, internet and long distance services in the region.

CLEC SERVICE - Initiated competitive local exchange carrier service in Charlottesville, Harrisonburg and Staunton, Virginia representing our first entry into the CLEC business and supporting our integrated services strategy.

DSL SERVICE - Began offering digital subscriber line (DSL) service, a new dedicated high-speed internet service, in Waynesboro, Virginia maximizing the value of copper wire infrastructure for customers.

EXPANDED DIRECTORY ASSISTANCE - Announced plans to renovate the historic Taylor Hotel in downtown Winchester as a third directory assistance center to meet increasing traffic demands.

CUSTOMER CARE - Constructed and opened a 31,000 square foot integrated customer contact center and training facility, supporting the Company's plan to provide a single point of contact for wide ranging services.

BRAND - Introduced the CFW Intelos brand in core markets while continuing to build the Intelos brand across the remaining market areas, more closely linking the two strong brands in the minds of our customers.

CFW and its progressive Integrated Communications Provider (ICP) concept has gained recognition in national magazines such as Wireless Review and Telephony. The operating team leading the company into its 102nd year includes (top row l. to r.) James Quarforth, President and CEO and Carl Rosberg, Senior Vice President and COO. (bottom row l. to r.) David Lowe, President, West Virginia Operations; David Maccarelli, Senior Vice President, Engineering and Carrier Services and Walter Zirkle, President, Virginia Operations.

[photographs (5) appear here]

Letter to Shareholders

Nationally the telecommunications industry is in a state of unprecedented change -- mergers and acquisitions have become commonplace, competition is emerging and new players are rapidly entering the market. Companies are endeavoring to become integrated communications providers and attempting to bundle local, wireless, internet access and long distance services.

Our long-term shareholders and the rural communities we            [map
serve know that we have shared this vision of integrated          appears
services for quite some time. And more importantly, we have        here]
been executing a strategy to achieve it.

Today, we have the networks and infrastructure in place to offer digi-tal PCS, internet access, local telephone and long distance service in a rapidly expanding operating region. We also remain
focused on continuing our reputation as a quality service provider,        R
having recently opened a new state of the art customer contact center. e And, through nineteen integrated retail store and kiosk locations and g
an expanded business sales team, we offer a host of residential and        i
business communications solutions.                                         o
                                                                           n
Financial Results                                                          a
                                                                           l
Operating revenues were $66.7 million in 1998, an increase of 13% over
the previous year. Operating cash flows were $33.1 million, an             O
increase of 16% over 1997. Operating income was $22.6 million, a 17%       p
increase over last year. Net income for 1998 was $8.5 million, or          e
$0.65 per share-diluted.                                                   r
                                                                           a
These record results reflect strong contributions from our telephone, t directory assistance, cellular and paging operations. Highlights from i these core services include cellular and paging customer growth of 30% n
from the prior year, as our combined cellular and paging customers         g
reached 38,400, and growth in telephone access minutes and lines of
10.5% and 3.3%, respectively, from the prior year as access lines          A
topped 36,700. Partially offsetting these results were start-up costs      r
associated with our introduction in the second half of 1998 of             e
competitive local telephone services in Charlottesville, Harrisonburg a and Staunton, Virginia; introduction of DSL service, an advanced new high-speed internet product in Waynesboro, Virginia; and the launch of internet and long distance services in Lynchburg and Winchester, Virginia, and Charleston and Huntington, West Virginia.

In addition, we recognized $6.5 million, before-tax, of equity losses reflecting our share of the operating losses associated with our investments in PCS alliances and $1.0 million of loss, before-tax, from the write-down of our investment in American Telecasting, Inc.

1998 ACCOMPLISHMENTS & STRATEGIC INITIATIVES

In 1998 we established Intelos as the leading digital PCS service provider in central and western Virginia as we closed out the year with a penetration rate of over one percent of the covered population in this region. In late 1998, we also launched digital PCS services in the Charleston and Huntington, West Virginia markets. And our PCS expansion plans don't stop there, as we have also started construction of a PCS network to serve the communities of Clarksburg, Fairmont and Morgantown, West Virginia, and expect to commercially offer digital PCS service in these new markets in the second quarter of 1999. With national roaming agreements in place with carriers such as Sprint PCS, our customers can look forward to the benefits of digital PCS, and, through the use of a dual mode handset, analog cellular or digital PCS, nationwide.

 I       Complementing our PCS service in each of these markets has been our
 n       internet access service. In the fourth quarter of 1998 we followed our
 t       PCS offering in Lynchburg and Winchester, Virginia, and Charleston and
 e       Huntington, West Virginia, with internet access and long distance
 l       services. We now offer internet access in ten markets and nearly
 o       doubled our customer count from a year ago. Yet we are quick to
 s realize that the internet customer of today is continually looking for higher speed access to the internet. To address this demand, in
 D       November 1998 we introduced an advanced new data service called DSL in
 i       Waynesboro and have plans to deploy this exciting new technology in
 g       seven additional markets by the end of 1999. We will also be testing
 i       high-speed two-way wireless internet service in Charlottesville and
 t       the Shenandoah Valley with plans to introduce this attractive
 a       high-speed alternative by the end of 1999.
 l
         In 1998 we commenced offering competitive local telephone service, or
 P       CLEC, to businesses in the neighboring communities of Charlottesville,
 C       Harrisonburg and Staunton, Virginia - a significant accomplishment
 S considering the complexity involved in interconnecting with the three largest local telephone companies in Virginia. With these
 C       interconnections, and our back-office support in place, we plan to
 o       expand this service offering to businesses in these and other
 v       communities during 1999.
 e
 r       While reselling local loops works for the business sector, we are
 a       looking to provide local service to residential customers by wireless
 g       local loop using the PCS spectrum. And with the Intelos PCS network in
 e place, we have the ability to redefine the local calling area by expanding our markets' current limited local calling areas. In early
 A       1999 we will begin to trial this service in selected markets and
 r       anticipate a commercial launch later in the year.
 e
 a For our directory assistance operations, the year 1998 was a year for integrating the rapid growth we experienced during 1997. Our directory assistance workforce has done an outstanding job in learning three new states introduced in 1997 and has also taken on the challenge of providing national directory assistance services for a new national directory assistance customer added during 1998. Our two existing call centers are at near-capacity and, to position the Company for future growth opportunities, we have commenced the renovation of a building in Winchester, Virginia that will house our third call center. This new center is expected to begin operations in May 1999, and when coupled with the new national directory assistance database located in Waynesboro, Virginia we will be prepared to aggressively pursue additional directory assistance business.

[map           All of the aforementioned services have stimulated additional
appears        demand and usage of our 450 miles of fiber optic network. And
here]          with continued growth expected from each of these service
               offerings, coupled with our opening of new markets in Virginia and West Virginia, through a joint fiber build we plan to acquire
               500 additional miles of fiber to connect the balance of our cities in Virginia during 1999 and plan to build or acquire access to a fiber network in West Virginia in 2000.

A key enabler in our expansion has been the investment in back-office services that allows us to provide integrated billing and outstanding customer care. We recently opened a new integrated customer contact center located in Waynesboro, Virginia that will enable us to rapidly move toward a single point of contact for all services to simplify the service experience for

STRATEGIC SERVICES BY MARKET
----------------------------------------------------------------------------
1998 MARKET                       PCS   INTERNET   LONG DISTANCE    LOCAL
----------------------------------------------------------------------------
Charlottesville, VA                *        *            *            *
Harrisonburg, VA                   *        *            *            *
Staunton, VA                       *        *            *            *
Waynesboro, VA                     *        *            *            *
Charleston, WV                     *        *            *
Clifton Forge/Covington, VA                 *            *            *
Huntington, WV                     *        *            *
Lexington, VA                      *        *            *
Lynchburg, VA                      *        *            *
Winchester, VA                     *        *            *
Danville, VA                       *
Martinsville, VA                   *
New River Valley, VA               *
Roanoke, VA                        *

         [photograph appears here]                                     i
                                                                       n
         President and CEO, James Quarforth and Chairman, Robert       t
         Yeago share a vision for CFW and a commitment to the          e
         extensive region it serves. Quality products and services,    g
         knowledgeable and helpful employees, and service to our       r
         communities will continue to define CFW as it moves forward a as the region's leading integrated communications provider. t
                                                                       i
                                                                       o
                                                                       n

our customers. We operate a total of nineteen retail stores and kiosks and have expanded our business sales force throughout Virginia and West Virginia. These locations offer a single source for voice and data communications products and services, thereby providing as much convenience and accessibility to our customers as possible. In 1999, CFW will bring wireless data services to the Intelos PCS customer base allowing for circuit switched data from a PC or facsimile machine connected through a PCS phone. Later in 1999 and 2000, wireless data services will be enhanced to afford direct connection to the internet and improved speeds of up to 64 kbps. We are also moving toward electronic commerce and production of a single integrated bill to further enhance customer convenience.

OUTLOOK FOR 1999 AND BEYOND

As a mature company with strong cash flow, we have been able to make strategic investment decisions that have allowed us to reposition the Company as a regional ICP. Like most start-up PCS, competitive local exchange carriers (CLEC) or internet access providers, we too are incurring up-front losses associated with deploying these services. We believe this strategy will enable us to create long-term shareholder growth. We also believe that as other telecommunications companies transition into integrated communications providers, our story will be better understood by the investment community and the market values of our businesses will be more accurately reflected in our stock price.

In 1999 and beyond we plan to continue introducing our integrated communications service offerings to communities throughout central and western Virginia and West Virginia. These actions should accelerate our revenue growth in the years ahead; however, the start-up costs will, in the short-term, depress operating margins and earnings. We have the financial strength to absorb the impact from this expansion and unlike most start-up PCS, CLEC or internet providers, we have the financial ability to continue to support our history of paying dividends. We are proud to report that in February, 1999 the Board approved the thirty-fourth consecutive annual dividend increase, raising the annual dividend 5.52% to $0.459 per share.

Thank you for your continued support.

/s/ James S. Quarforth                      /s/ Robert S. Yeago, Jr.
--------------------------------            ------------------------------------
James S. Quarforth                          Robert S. Yeago, Jr.
President and Chief Executive Officer       Chairman of the Board

                 [photographs appear here]
                       More Ways

The ICP Concept

A world of communications possibilities for its customers--from a single provider. That's CFW's vision. And in the dynamic and fast-paced world of communications, it is quickly becoming a reality. CFW Communications represents the most progressive Integrated Communications Provider (ICP) in its regional service area. Couple the depth of its comprehensive array of communications services with an award-winning commitment to outstanding customer care, and its version of the ICP concept is created.

CFW has served as Virginia's premier communications company for more than 100 years, and its reputation for high-quality, value-added services, and outstanding customer care has never been greater or more widespread. Its integrated solutions encompass traditional telecom offerings as well as wireless communications services, high-speed data delivery, cable television and business and security systems. And, with a heritage richly centered in servicing the needs of an ever increasing customer base, its ability to deliver integrated communications products and services is overshadowed only by its desire to differentiate its proposition with unprecedented customer care. In combination, these elements provide its customers with the power to communicate whenever, wherever, and however they choose. Being an Integrated Communications Provider is a powerful premise that immediately differentiates CFW from other providers in its field.

This is the new age in communications, and people require reliable, comprehensive solutions for keeping in touch. Whether at home or at the office -- CFW is proving it has more ways to bring more people together.


         [photographs appear here]                                      v
                                                                        a
         Intelos digital PCS is at the forefront of wireless l communications, delivering privacy, clarity, and a toll free u calling area that can include the state, the region or the e country.

MORE ICP WAYS

CFW's philosophy of "more ways to bring more people together" is especially applicable in today's busy and fast-paced environment. Revolutionary leaps forward in technology and general availability of services have given modern age communications a personalized dimension. In the new age, every family and business can have a unique communications solution. The line between traditional residential and business services is becoming more obscure, the result of improved communications tools and the need to stay in touch with people rather than places. This revolution sets the stage for an ICP that can deliver comprehensive, integrated communications services that are reliable, easily obtainable, and meet the often overlapping needs of both residential and business customers.

f       CFW's family of integrated communications services is among the
l       broadest in the industry. From within its own network infrastructure,
e       CFW can provide customized solutions that exactly meet the needs of
x       most residential or business customers in their region. And, while
i       traditional telephone services continue to be available in core
b       markets, CFW has expanded its offering to include digital PCS, local
i       internet access, DSL, voicemail, directory assistance, long distance,
l       paging, cellular, cable television, business telephone systems and
i       security and alarm services. Many of these services cross the
t       boundaries of traditional communications. Digital PCS, for example,
y may be coupled with text messaging services, like stock quotes or headline news, to create a personal communications device that is as unique to the customer as a fingerprint.

         Full Service

         [PHOTO]
         CFW residential customers, such as the David Bull family, enjoy the quality and convenience of multiple communications services. One of the first to enjoy high speed internet access using DSL technology, the Bull's also have local telephone, long distance and wireless services. (Waynesboro, Virginia)

Integrated Communications

CFW's ICP concept is further played out in nineteen company-owned           r
retail stores and kiosks. These integrated communications shopping          e
centers maintain a visible and striking presence in its markets while       l
offering customers an opportunity to evaluate and sample the latest in      i
communications technology. Professionally trained sales and service         a
representatives are available to provide consulting services, answer        b
questions and demonstrate CFW's complete family of communications           l
services. More importantly, they can personally discuss with each           e
customer how these services can be integrated together to make individual communications more effective. CFW's commitment to personal service is exemplified in its retail facilities, where they still do business by meeting customers person-to-person and creating long-term relationships.

These retail facilities are complemented with business sales professionals that bring communications expertise directly to their business customers. By analyzing and assessing customer needs, CFW is able to craft solutions that maximize customer specific objectives for voice, data and video. Additionally, their representatives provide a single interface for business partners, establishing continuity and mutual respect. CFW realizes that business customers have many choices for communications services. At CFW, the difference is in its people, its personalized service, and the added value of the ICP concept.

But face-to-face is not the only way to reach CFW. Their new customer contact center in Waynesboro, Virginia was built on a century old foundation of deep rooted customer care philosophies. From this state of the art customer care and employee training center, CFW's service representatives receive and respond to customer

         [photograph appears here]

         Designed to reflect the comforts of home, CFW's integrated retail stores offer customers a relaxed environment in which to evaluate and sample the latest in communications technology. Strong colors and distinctive architectural designs further establish brand recognition throughout the region.

inquiries by phone, fax, or e-mail. Universal service representatives are trained on a variety of communications services and provide a single point of contact for its customers.

You might also see CFW employees in their local communities. They could be at soccer practice in Roanoke, Virginia, the Regatta in Charleston, West Virginia or working as volunteers in any local school system. Their employees are well entrenched in serving the communities where they work and live, and CFW is proud to be making a positive influence in local communities across their region.

Whenever and wherever a communications need exists, you can depend on CFW to be there. Through integrated services, personalized customer care, integrated billing, and retail and business representatives, CFW works to create the seamless ICP relationship that its customers will trust now and in the future.

STRATEGY FOR ICP DEVELOPMENT

During the past year, CFW moved decisively in a direction that transformed the Company into a true regionally based ICP servicing central and western Virginia and West Virginia. By utilizing a robust digital PCS network and growing fiber capacity, CFW has been able to extend multiple-service offerings throughout a much larger regional footprint. In addition, the Company began offering local business dial tone to a broader service area, while also continuing to enhance traditional communications services with new technologies that enhance the value of its ICP concept. For example, CFW introduced DSL service that allows for simultaneous voice and data transmission over traditional copper lines. That means local telephone service customers can maximize their communications services by enjoying direct high-speed internet connections while taking voice calls at home or work without adding a second line.

By first deploying the Intelos digital PCS network in new markets, and then entering as a high-quality provider of competitively priced prepaid and postpaid wireless services, the Company has made it possible for customers to achieve innovative, feature-rich wireless communications while positioning for additional services. The digital PCS


         [photograph appears here]

         CFW's four strategic services meet the wide variety of voice and data needs of home and business customers. Key services, which may be offered as stand alone or as value-added bundles, include digital PCS, internet access and local and long distance telephone services.

Strategic Services

Convenience

         [photograph appears here]

         George Davis, an independent stockbroker, is one of seven representatives of Ficon Insurance Agency who utilizes digital PCS from Intelos. "The long distance savings is just incredible - we never use our office phones to make calls outside of the area anymore." George takes his phone everywhere he goes and describes it as the "most convenient" wireless service in the region. (Charleston, West Virginia)


G       relationship becomes the foundation upon which to build a broader   Y
e       integrated services strategy. Internet, local and long distance     O
o       telephone services follow PCS into expanded regional markets.       U
g       These services are offered either as stand-alone communications     '
r       services or as part of integrated multi-service bundles designed    V
a       to maximize value for customers. Bundling is an important element   E
p       in the ICP strategy, encouraging customers to seek a single
h       source provider for all of their communications needs, while        G
i       rewarding them in both savings and convenience. As an added         O
c benefit, services in the multi-service pack ages are presented on T a single bill and supported by universal customer care
        representatives.                                                    M
                                                                            A
                                                                            I
                                                                            L

In a communications era of extraordinary evolution, CFW continually searches for opportunities to expand the value of both new and traditional services. Couple this with extraordinary customer care, personalized service, and integrated back-office support, and the ICP concept becomes a powerful proposition.

A YEAR OF NETWORK GROWTH

During 1998, CFW dramatically expanded the reach of its information services and fiber network. In information services, the Company's directory assistance group gained access to a national directory assistance database, positioning

E     it to capture significant portions of calling volumes from other
x     communications carriers. This important enhancement makes it easier
p     for callers to receive directory assistance even if they do not know
a     the area code. In light of the proliferation of area codes across the
n     United States in recent years, the ability to find a number based on
s     the name and state of the person called is a prime benefit. And these
i     services are delivered with the same commitment to outstanding
o     customer service that has been its hallmark for many years.
n
      While much of CFW's directory assistance business is contracted by large carriers, such as AT&T, during 1998 the Company experienced a growing volume of directory assistance calls from wireless customers, adding a new dimension to this already robust business. The Company's two directory assistance centers operated at near-capacity during the year, making a third center an appealing option.

      In anticipation of continued demand and expansion of its directory assistance services, CFW began the renovation of the former Taylor Hotel in downtown Winchester, Virginia to serve as its third directory assistance center. This new call center, which will open in the second quarter of 1999, will accommodate up to 250 employees. Part of the ground floor level of the hotel will also serve as a highly visible retail store for the Company's products and services. In total, the project represents CFW's steadfast commitment to the region and to the directory assistance business.

      In 1998, CFW significantly expanded its fiber network capabilities through direct connections to the CFN Fiber Network and AEP
      Communications Fiber Network, resulting in the ability to sell seamless

         [PHOTO]

         Well trained, directory assistance operators answer an average of 220,000 calls every business day. Our commitment to accuracy, quality and superior customer care has resulted in continued growth and expansion for CFW directory assistance services.

Network

F     voice and data transmission over 10,000 miles of fiber from
i     Pennsylvania to Florida. In addition, CFW continues to partner with
b     other telecommunications companies to grow its fiber network and other
e     facilities for economical wide-area-delivery of services.
r
      This ability to deliver services to customers by a variety of means
O     provides added flexibility. As CFW expands its service offerings out
p     from the core wireless service, its extensive fiber capacity allows it
t     to economically link together widespread markets.
i
c     A STRATEGY FOR THE FUTURE

N     For a company so well grounded in the traditions of its past, CFW is
e     moving with confidence as an ICP into a strong future. CFW will
t     continue to carry other service providers' long distance and
w     communications traffic, further increasing its return on investment in
o     facilities. In addition, Intelos will lease portions of its digital
r     PCS network, which will improve return and encourage other carriers to
k utilize Intelos' network infrastructure. Intelos will aggressively pursue the buildout of the digital PCS network that forms the foundation for its strategy of ICP service expansion.

With this foundation intact, the Company's four strategic services--digital PCS, internet, local and long distance telephone services--will continue to be extended into new and existing PCS markets. Intelos will install the necessary hardware and software to accommodate wireless data services in the first half of 1999 and by early 2000, its digital PCS service will allow direct connections to the internet with improved speeds of up to 64 kbps.

CFW's regional footprint will continue to expand, as it plans to open the northern

         [map appears here]

         CFW and its partners, through interconnection agreements, offer a continuous fiber network encompassing 16 states and more than 10,000 miles. This extensive infrastructure makes for an attractive alternate traffic route for carriers, while also serving as a backbone for ICP service development in Virginia and West Virginia.

         [photograph appears here]

         Our vision of the integrated communications provider concept is nearly realized. By combining the strengths of our rich heritage, our employees, and our services, we are confident of a bright future that finds more ways to bring more people together.


                                                              L
                                                              e
                                                              a
                                                              d
                                                              e
                                               The Future     r
                                                              s
                                                              h
                                                              i
                                                              p



corridor markets of West Virginia--including Clarksburg, Fairmont and Morgantown--in 1999. A new West Virginia operations center and switch facility will be located in downtown Charleston, further enhancing its position as a regional integrated communications provider.

Certainly, it is foremost that CFW continually look for ways to add value to its relationships with its customers. This CFW will do through ever-enhanced services from a single source, expanded 24-hours by 7-days a week customer care, and a continuation of its corporate policy of involvement in the communities it serves.

There is a link between this company and its communities that spans a century. It will be CFW's strength as it moves forward, and will always be an integral part of its culture. It is also a time of great excitement and opportunity in communications, and CFW is positioned to prevail today, and to drive powerfully into the future. By developing the resources and systems needed to serve its customers over time, and by remaining true to its history and heritage as the premier provider of reliable communications, CFW will continue to find more ways to bring more people together.

                                                    Dedication

Consolidated Balance Sheets
CFW Communications Company and Subsidiaries


-------------------------------------------------------------------------------------------------------------

December 31,                                                                          1998         1997
--------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                   $      42,890  $  1,224,347
   Accounts receivable, net of allowance of $0.6 million ($0.3 million in 1997)   12,120,985    12,204,284
   Receivable from affiliates                                                      5,681,978       726,831
   Materials and supplies                                                          2,176,895     2,039,345
   Prepaid expenses and other                                                        448,775       349,617
   Income taxes receivable                                                           691,221             -
--------------------------------------------------------------------------------------------------------------

                                                                                  21,162,744    16,544,424
                                                                                --------------------------


SECURITIES AND INVESTMENTS                                                        11,671,417    16,873,601
--------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
   Land                                                                            1,957,874     1,702,312
   Buildings and improvements                                                     19,007,349    14,710,539
   Network plant and equipment                                                    93,247,587    87,718,927
   Furniture, fixtures, and other equipment                                       20,022,238    16,187,202
   Radio spectrum licenses                                                        15,468,649    15,370,979
                                                                                --------------------------
      Total in service                                                           149,703,697   135,689,959
   Under construction                                                              3,916,819     2,013,191
--------------------------------------------------------------------------------------------------------------

                                                                                 153,620,516   137,703,150
   Less accumulated depreciation                                                  50,760,242    42,032,163
--------------------------------------------------------------------------------------------------------------

                                                                                 102,860,274    95,670,987
                                                                                --------------------------
OTHER ASSETS
   Cost in excess of net assets of business acquired,
      less accumulated amortization of $1.4 million ($1.0 million in 1997)        12,705,900    13,062,856
   Deferred charges                                                                  533,540     1,120,829
   Radio spectrum licenses                                                         6,090,791     5,174,832
--------------------------------------------------------------------------------------------------------------

                                                                                  19,330,231    19,358,517
                                                                                --------------------------

                                                                                $155,024,666  $148,447,529
--------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                                            14

--------------------------------------------------------------------------------------------------------------

December 31,                                                                          1998         1997
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                            $   7,042,966 $   4,169,282
   Customers' deposits                                                               400,655       457,343
   Advance billings                                                                2,303,696     2,081,491
   Accrued payroll                                                                 1,283,083     1,459,821
   Accrued interest                                                                  623,412       815,622
   Other accrued liabilities                                                       2,490,386     2,651,719
   Deferred revenue                                                                1,221,849     1,329,877
   Income taxes payable                                                                    -       124,545
--------------------------------------------------------------------------------------------------------------
                                                                                  15,366,047    13,089,700
                                                                                ------------------------------
LONG-TERM DEBT                                                                    19,774,262    24,606,160
--------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
   Deferred income taxes                                                          14,243,872     9,242,246
   Retirement benefits other than pensions                                         9,317,424     8,431,688
   Other                                                                           1,440,157     1,471,543
--------------------------------------------------------------------------------------------------------------
                                                                                  25,001,453    19,145,477
                                                                                ------------------------------


MINORITY INTERESTS                                                                 1,472,419     1,150,690
--------------------------------------------------------------------------------------------------------------
COMMITMENTS
SHAREHOLDERS' EQUITY
   Preferred stock, no par value per share, authorized                                    -              -
      1,000,000 shares; none issued
   Common stock, no par value per share, authorized                               43,527,636     43,420,269
      20,000,000 shares;  issued 13,016,988 shares
      (12,986,654 in 1997)
   Retained earnings                                                              49,882,849    47,035,233
--------------------------------------------------------------------------------------------------------------
                                                                                  93,410,485    90,455,502
                                                                                ------------------------------

                                                                                $155,024,666  $148,447,529
--------------------------------------------------------------------------------------------------------------

                                                                                                            15

Consolidated Statements of Income
CFW Communications Company and Subsidiaries

----------------------------------------------------------------------------------------------------------

Years Ended December 31,                                                1998          1997         1996
----------------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Wireline communications                                          $37,596,778  $34,495,331   $32,479,810
   Wireless communications                                           13,197,732   11,714,012     9,205,028
   Directory assistance                                              12,949,714   10,533,459     6,399,865
   Other communications services                                      2,941,880    2,267,156     1,863,584
----------------------------------------------------------------------------------------------------------
                                                                     66,686,104   59,009,958    49,948,287
                                                                    --------------------------------------
OPERATING EXPENSES
   Maintenance and support                                           10,837,093    9,659,569     9,528,425
   Depreciation and amortization                                     10,503,338    9,196,237     8,409,662
   Customer operations                                               16,223,183   14,282,592    11,156,489
   Corporate operations                                               6,496,028    6,459,352     5,438,732
----------------------------------------------------------------------------------------------------------
                                                                     44,059,642   39,597,750    34,533,308
                                                                    --------------------------------------
OPERATING INCOME                                                     22,626,462   19,412,208    15,414,979

OTHER INCOME (EXPENSES)
   Other expenses, principally interest                                (729,926)  (1,140,020)   (1,273,045)
   Interest and dividend income                                         106,835      284,660       587,393
   Equity loss from PCS investees                                    (6,467,031)    (834,075)            -
   Equity income from other wireless investees                          197,906       74,115       449,893
   Loss on write-down of investment                                  (1,009,661)  (2,808,145)            -
   Gain on sale of investment                                                 -    5,077,379             -
----------------------------------------------------------------------------------------------------------
                                                                     14,724,585   20,066,122    15,179,220
INCOME TAXES                                                          5,638,940    7,398,495     5,162,497
----------------------------------------------------------------------------------------------------------
                                                                      9,085,645   12,667,627    10,016,723

MINORITY INTERESTS                                                     (578,005)    (446,695)     (467,017)
----------------------------------------------------------------------------------------------------------


NET INCOME                                                          $ 8,507,640  $12,220,932  $  9,549,706
----------------------------------------------------------------------------------------------------------

Net income per common share - basic                                $       0.65  $      0.94  $       0.74
Net income per common share - diluted                              $       0.65  $      0.94  $       0.73

Average shares outstanding - basic                                   13,007,880   12,982,289    12,977,920
Average shares outstanding - diluted                                 13,093,561   13,055,814    13,056,081
----------------------------------------------------------------------------------------------------------

Cash dividends per share                                           $      0.435  $     0.412  $      0.392
----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                                        16

Consolidated Statements of Cash Flows
CFW Communications Company and Subsidiaries

----------------------------------------------------------------------------------------------------------

Years Ended December 31,                                                1998          1997         1996
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                     $   8,507,640  $12,220,932   $ 9,549,706
   Adjustments to reconcile net income
      to net cash provided by operating activities:
        Depreciation                                                  9,730,746    8,559,656     7,916,152
        Amortization                                                    772,592      636,581       493,510
        Deferred taxes                                                5,001,626      105,664     1,612,833
        Retirement benefits other than pensions                         885,736      707,581       574,150
        Other                                                           (37,534)     (10,426)       42,812
        Equity (gain) loss from wireless investees                    6,269,125      759,960      (449,893)
        Minority interests, net of distributions                         (4,013)     (41,306)       22,231
        Distributions received from investments                         218,705       99,704       155,141
        Gain on sale of investment                                            -   (5,077,379)            -
        Loss on write-down of investment                              1,009,661    2,808,145             -
   Changes in assets and liabilities from operations:
        Increase (decrease) in accounts receivable                       83,299   (3,489,136)     (823,032)
        Increase in materials and supplies                             (137,550)     (19,509)      (38,999)
        Increase (decrease) in income taxes                            (815,766)     741,612      (613,711)
        Increase in other current assets                                (99,158)    (238,786)     (123,789)
           Increase (decrease) in accounts payable                    2,873,684      823,237      (328,265)
        Increase (decrease) in other accrued liabilities               (530,281)    (144,075)      777,693
        Increase in other current liabilities                           165,517      192,460       571,092
----------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                         33,894,029   18,634,915    19,337,631
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                              (16,736,272) (14,196,629)  (15,874,951)
   Purchase of PCS licenses                                            (666,885)  (4,459,818)   (1,355,347)
   Investments in PCS alliances                                      (2,253,995)  (1,492,709)   (4,351,235)
   Net advances to PCS alliances                                     (4,955,147)           -             -
   Purchase of investment                                            (1,004,681)           -             -
   Sale of mortgage-backed securities                                   971,288      540,961       990,125
   Maturities and distributions from other investments                  (45,239)      10,282       232,377
   Purchase of cellular minority interests                                    -   (1,103,481)            -
   Proceeds from the sale of investment                                       -    6,594,399             -
----------------------------------------------------------------------------------------------------------

   Net cash used in investing activities                            (24,690,931) (14,106,995)  (20,359,031)
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends                                                    (5,660,024)  (5,349,009)   (5,087,255)
   Payments on senior notes and notes payable                        (3,741,764)           -             -
   Payments on lines of credit, net                                  (1,090,134)  (1,000,000)    4,000,000
   Stock redeemed                                                             -            -      (175,313)
   Net proceeds from exercise of stock options                          107,367       41,829        22,589
----------------------------------------------------------------------------------------------------------

   Net cash used in financing activities                            (10,384,555)  (6,307,180)   (1,239,979)
----------------------------------------------------------------------------------------------------------

   Decrease in cash and cash equivalents                             (1,181,457)  (1,779,260)   (2,261,379)
   Cash and cash equivalents:
   Beginning                                                          1,224,347    3,003,607     5,264,986
----------------------------------------------------------------------------------------------------------
   Ending                                                        $       42,890   $1,224,347   $ 3,003,607
----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                                        17

Consolidated Statements of Shareholders' Equity
CFW Communications Company and Subsidiaries

-----------------------------------------------------------------------------------------------------------
                                                                               Accumulated Other   Total
                                            Common Stock            Retained     Comprehensive  Shareholders'
                                        Shares         Amount       Earnings        Income        Equity
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1995            12,983,318   $ 43,531,164   $ 35,700,859   $10,009,680  $ 89,241,703
   Comprehensive Income:
      Net income                                                     9,549,706
      Unrealized loss on securities available
         for sale, net of $4.8 million
         of deferred tax benefit                                                  (7,549,504)
      Comprehensive income                                                                       2,000,202
   Cash dividends                                                   (5,087,255)                 (5,087,255)
   Stock options exercised, net            6,894         22,589                                     22,589
   Stock redeemed                        (10,000)      (175,313)                                  (175,313)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1996            12,980,212     43,378,440     40,163,310     2,460,176    86,001,926
   Comprehensive Income:
      Net income                                                    12,220,932
      Unrealized loss on securities available
         for sale, net of $1.6 million
         of deferred tax benefit                                                  (2,460,176)
      Comprehensive income                                                                       9,760,756
   Cash dividends                                                   (5,349,009)                 (5,349,009)
   Stock options exercised, net            6,442         41,829                                     41,829
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            12,986,654     43,420,269     47,035,233             -    90,455,502
   Comprehensive Income:
       Net income                                                    8,507,640
       Comprehensive income                                                                      8,507,640
Cash dividends                                                      (5,660,024)                 (5,660,024)
Stock options exercised, net              30,334        107,367                                    107,367
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            13,016,988   $ 43,527,636   $ 49,882,849   $          - $ 93,410,485
-----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                                         18

Notes to Consolidated Financial Statements
CFW Communications Company and Subsidiaries


Note 1. Significant Accounting Policies

CFW Communications Company is a diversified regional communications company that provides a broad range of products and services to businesses, telecommunication carriers and residential customers in Virginia and surrounding states. The Company's services include local telephone, long distance, personal communications services ("PCS"), cellular, paging, wireline and wireless cable television, directory assistance, competitive access, local internet access and alarm monitoring and installation. Significant accounting policies follow:

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

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and those partnerships where the Company, as managing partner, exercises control. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION: The Company's revenue recognition policy is to recognize revenues when services are rendered or when products are delivered, installed and functional, as applicable. Certain services of the Company require payment in advance of service performance. In such cases, the Company records a service liability at the time of billing and subsequently recognizes revenue over the service period.

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

INVESTMENTS CARRIED AT COST: These are investments in which the Company does not have significant ownership and for which there is no ready market. Information regarding these and all other investments is reviewed continuously for evidence of impairment in value. No impairment was deemed to have occurred at December 31, 1998.
     Interest on debt securities is recognized in income as accrued, and dividends on marketable equity securities recognized in income when declared. Realized gains or losses are determined on the basis of specific securities sold and are included in earnings.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Accumulated depreciation is charged with the cost of property retired, plus removal cost, less salvage. Depreciation is determined under the remaining life method and straight-line composite rates. Buildings are depreciated over a 50 year life. Network plant and equipment are depreciated over various lives from 3 to 50 years, with an average life of approximately 13 years for the category. Furniture, fixtures and other equipment are depreciated over various lives from 5 to 24 years. Radio spectrum licenses, which are for areas where the licenses are being used in operations, are amortized over a life of 30 years. The Company has other radio spectrum licenses that are included in other assets until such licenses are placed in service. Depreciation provisions were approximately 6.8%, 6.6% and 6.8% of average depreciable assets for the years 1998, 1997 and 1996, respectively.

MATERIALS AND SUPPLIES: The Company's materials and supplies inventory consists primarily of items held for resale such as cellular and PCS phones, pagers, cable converter boxes, wireline business phones and accessories, and items used as installation and maintenance supplies. The Company values its inventory at the lower of average cost or market. The market value is determined by reviewing current replacement cost, marketability, and obsolescence. The balance for resale items at December 31, 1998 was $1.4 million ($0.8 million in 1997) and the installation and maintenance items $0.8 million ($1.2 million in 1997).

COST IN EXCESS OF NET ASSETS ACQUIRED: Cost in excess of net assets acquired resulting from acquisitions is being amortized over 30 years using the straight-line method. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and assesses whether impairment has occurred. This assessment is derived based on current and future levels of income and cash flow as well as other factors, such as business trends, future prospects and market and economic conditions.

PENSION BENEFITS: At December 31, 1998, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits. This standard revises the disclosure about pension and other post-retirement benefit plans. Accordingly, the disclosures in these financial statements have been modified to comply with this new standard. The Company sponsors a non-contributory defined benefit pension plan covering all employees who meet eligibility requirements. Pension benefits vest after five years of service and are based on years of service and average final compensation subject to certain reductions if the employee retires before reaching age 62. The Company's funding policy has been to contribute up to the maximum amount allowable by applicable regulations. Contributions are intended to provide not only for benefits based on service to date, but also for those expected to be earned in the future.
    The Company also sponsors a contributory defined contribution plan under Internal Revenue Code Section 401(k) for substantially all employees. The Company contributes 60% of each participant's annual contribution for contributions up to 6% of each participant's annual compensation. The employee elects the type of investment fund from the equity, bond and annuity alternatives offered by the plan.

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

NET INCOME PER COMMON SHARE: Basic net income per share was computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share was computed under the treasury stock method assuming the conversion, as of the beginning of the year, of all dilutive stock options.
    The weighted average number of common shares outstanding (diluted), which was used to compute diluted net income per share, was derived by adding weighted average outstanding shares ("Average shares outstanding - basic") to assumed conversion of dilutive stock options (85,681, 73,525 and 78,161 shares for 1998, 1997 and 1996, respectively). The Company has 31,850, 52,450 and 54,450 stock options outstanding in 1998, 1997 and 1996, respectively, which could potentially dilute net income per share in future periods, but which were not included in diluted net income per share for the periods presented since the results were antidilutive. There were no adjustments to net income in the computation of diluted net income per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair values of financial instruments recorded on the balance sheet, except securities and investments, are not significantly different from the carrying amounts. Information as to securities and investments is included elsewhere in Notes 1, 3 and 4. The fair value of off balance sheet guarantees, as described in Note 3, is not determinable due to the nature of the transaction.

DISCLOSURES REGARDING OPERATING SEGMENTS AND RELATED INFORMATION: At December 31, 1998, the Company adopted the additional disclosure provisions of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company has one customer that accounts for greater than 10% of its revenue, primarily consisting of carrier access charges for long distance services, billing and collecting services and directory assistance. The percent of operating revenue from this customer was 28% in 1998, 34% in 1997, and 24% in 1996. The primary segments receiving revenue from this customer are telephone and directory assistance (Note 2).

COMPREHENSIVE INCOME: The Company adopted the additional disclosure provisions of FASB Statement No. 130, Reporting Comprehensive Income, in the first quarter of 1998. This pronouncement results in the Company presenting, in a financial statement, all items required to be recognized under accounting standards as components of comprehensive income. The Company has elected to present this information in the consolidated statements of shareholders' equity.

START-UP COSTS: The Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, in June 1998. This statement requires the costs of start-up activities, including organization costs, to be expensed as incurred. The statement broadly defines start-up activities as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory and the like. The statement is effective beginning in 1999, and requires that previously deferred start-up costs be written-off through a cumulative effect charge to earnings when the statement is initially adopted. Adoption of this statement is not expected to have a material impact to the Company's results of operations or the Company's financial position.

FINANCIAL STATEMENT CLASSIFICATIONS: Certain amounts on the prior year financial statements have been reclassified, with no effect on net income, to conform with classification adopted in 1998.

Note 2. Disclosures About Segments of an
Enterprise and Related Information

The Company has five primary business segments which have separable management focus and infrastructures and that offer different products and services. These segments are as follows:

Telephone: The Company has a 100 year old local telephone business subject to the regulations of the State Corporation Commission of Virginia. This business is the incumbent local exchange carrier (ILEC) for several areas in western Virginia. Principal products offered by this business are local service which includes advanced calling features, network access, long distance toll and directory advertising.

Network: The Company directly or indirectly owns 450 miles of fiber optic network and provides transport services for long distance, internet and private network services. This network is connected and marketed with Carolina's FiberNet throughout the Southeast. Additionally, the network business offers internet and, in 1998, began marketing long distance and competitive local exchange service in certain Virginia markets.

Wireless: The Company's wireless business carries cellular and digital phones and services, paging and voicemail and is marketed in the retail, business-to-business and wholesale channels within the Company's cellular territories.

Directory Assistance: The Company's directory assistance business provides third party directory assistance for customers of several communications companies and handles approximately 220,000 requests per average business day. Revenues from its largest customer, AT&T, accounted for 94%, 97% and 100% of the segment's total revenues for 1998, 1997, and 1996, respectively.

Wireless Cable: The cable business offers a wireless video cable service and has launched a wireless cable high-speed internet service in Charlottesville, Virginia.

     Wireless revenues are reported net of cost of sales, primarily for handsets, of $4.4 million, $1.7 million and $1.9 million for the three years ended December 31, 1998. Directory assistance revenues are reported net of database access charges of $5.0 million, $4.1 million and $2.3 million for the three years ended December 31,1998. Wireless cable revenues are reported net of programming and equipment costs of $1.7 million, $1.5 million and $1.1 million for the three years ended December 31, 1998.
    The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its operating segments principally on operating revenues and earnings before income taxes, depreciation and amortization (EBITDA). Corporate functions are allocated at cost to the operating segments and all other intercompany transactions are cost based. Segment depreciation and amortization contains an allocation of deprecia tion and amortization from corporate assets. Corporate depreciation and amortization not allocated to the segments are indicated in the "Other" column in the table following.
    Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes certain unallocated corporate related items, and results from the Company's alarm, communication services and wireline cable businesses which are not considered separate reportable segments.


                                                           Directory     Wireless
(in thousands)    Telephone     Network       Wireless    Assistance      Cable        Other         Total
-----------------------------------------------------------------------------------------------------------
1998
Revenues           $30,548      $ 5,440       $10,231      $12,950        $2,966       $4,551    $  66,686
EBITDA              21,715        1,605         4,896        3,018           365        1,531       33,130
Depreciation &
  Amortization       3,343        1,637           637        1,032         2,724        1,130       10,503
Total Segment
  Assets            42,521       14,081         7,581       10,942        26,018       14,542      115,685
Corporate Assets                                                                                    39,340
                                                                                                  --------
Total Assets                                                                                      $155,025
----------------------------------------------------------------------------------------------------------
1997
Revenues           $28,828       $3,997        $8,602      $10,533        $3,112       $3,938    $  59,010
EBITDA              19,708        1,887         4,318        1,627           285          783       28,608
Depreciation &
  Amortization       3,169        1,071           602          916         2,567          871        9,196
Total Segment
  Assets            40,523       12,822         6,877       12,593        29,048       14,664      116,527
Corporate Assets                                                                                    31,921
                                                                                                  --------
Total Assets                                                                                      $148,448
----------------------------------------------------------------------------------------------------------
1996
Revenues           $27,388       $3,592        $6,819       $6,400        $2,385       $3,364      $49,948
EBITDA              17,982        2,453         2,875          925          (488)          78       23,825
Depreciation &
  Amortization       3,887          785           448          670         1,907          713        8,410
Total Segment
  Assets            38,942       13,252         7,439        9,711        28,952       15,937      114,233
Corporate Assets                                                                                    28,167
                                                                                                  --------
Total Assets                                                                                      $142,400
----------------------------------------------------------------------------------------------------------

Note 3. Investments in Wireless Affiliates

At December 31, 1998, the Company had invested $0.9 million ($0.8 million at December 31, 1997) for a 21% common ownership interest in Virginia PCS Alliance, L.C. ("VA Alliance"), a provider of PCS serving a 1.6 million populated area in central and western Virginia. The Company is managing network expansion and ongoing operations pursuant to a service agreement. PCS operations began throughout the Virginia region in the fourth quarter of 1997.
    At December 31, 1998, the Company had invested approximately $6.0 million ($4.2 million at December 31, 1997) for convertible preferred ownership interest in the VA Alliance which is convertible after four years into additional common ownership interest. If converted, the Company would have a 43% ownership interest in the VA Alliance. In December 1996, the VA Alliance also issued $12.9 million of redeemable preferred ownership interest that can be redeemed by the investor after December 31, 2001. In the event the investor elects to redeem such preferred equity after such date, the Company may elect to fund $11.4 million of such obligation in exchange for additional common ownership in the VA Alliance. In the event this redemption and funding occurs, and the Company converts its convertible preferred ownership interest, the Company would have a 65% common ownership interest in the VA Alliance.
    The Company has committed to provide $9.8 million of additional capital to the VA Alliance in three equal annual installments beginning in January 1999. Such additional capital commitments would be reduced by proceeds, if any, from future equity offerings by the VA Alliance.
    The Company has a 45% common ownership interest in the West Virginia PCS Alliance, L.C. ("WV Alliance"), a provider of PCS serving a 2.0 million populated area in West Virginia and eastern Kentucky, southwestern Virginia and eastern Ohio. The Company is managing network expansion and ongoing operations pursuant to a service agreement. PCS operations began in Charleston and Huntington, West Virginia in the fourth quarter of 1998.
    In August 1997, the Company contributed PCS licenses valued at $4.5 million and approximately $1.0 million in cash in exchange for such ownership in the WV Alliance. The Company has committed to provide $2.5 million of additional capital to the WV Alliance in four equal annual installments beginning in January 1999. Such additional capital commitments would be reduced by proceeds, if any, from future equity offerings by the WV Alliance.

    Combined summarized financial information for the VA Alliance and WV Alliance ("Alliances"), both of which are accounted for by the equity method, are as follows:


(in thousands)                    1998       1997
----------------------------------------------------------
Current assets                $   4,136   $   5,756
Noncurrent assets               131,312     101,560
Current liabilities              22,723      37,549
Noncurrent liabilities           98,380      33,571
Redeemable preferred interest    14,345      12,812

(in thousands)                    1998       1997
----------------------------------------------------------
Net sales                     $   4,756  $      119
Gross profit (loss)               1,528        (197)
Net loss applicable
  to common owners              (27,518)     (3,952)
Company's share of net loss      (6,467)       (834)

    The Company has entered guarantee agreements whereby the Company is committed to provide guarantees of up to $50.5 million of the Alliances' debt and redeemable preferred obligations. Such guarantees become effective as obligations are incurred by the Alliances. At December 31, 1998, the Company has guaranteed $34.6 million of the Alliances' obligations.
    In its managing member role, the Company provides certain corporate services for the Alliances, including executive, finance, accounting, information management, human resources, and other general and administrative services (collectively, "corporate services"). The Company charged the Alliances $1.9 million in 1998 and $0.5 million in 1997 for these corporate services.
    In connection with providing corporate services, the Company processes and pays the Alliances' capital and general operating expenses and is subsequently reimbursed. The outstanding advances at December 31,1998 totalled $5.6 million ($0.7 million at December 31,1997).
    Retained earnings of the Company at December 31, 1998, include accumulated losses of $4.5 million related to these Alliances.
    In April 1997, the Company sold its 30% limited interest in the Roanoke MSA Cellular Partnership to GTE Wireless ("GTE") for approximately $6.6 million and recognized a gain on the sale of approximately $5.1 million. The Company recognized equity income from the Roanoke MSA Cellular Partnership of approximately $16,000 and $374,000 in 1997 and 1996, respectively. In addition, in April 1997, the Company purchased from GTE an 8.4% interest in the Virginia RSA 6 Cellular Partnership for approximately $1.1million. At December 31, 1998, the Company had an 84% ownership interest in the Virginia RSA 6 Cellular Partnership.

Note 4. Securities and Investments
Investments consist of the following as of December 31:

                                                                                        Carrying Values
                                        Type of Ownership                             1998           1997
-----------------------------------------------------------------------------------------------------------
Available for Sale
American Telecasting, Inc.              Equity Securities                        $    275,362   $ 1,285,022
Mortgage-backed securities              Debt Securities                                    -        971,288
-----------------------------------------------------------------------------------------------------------
                                                                                      275,362     2,256,310
                                                                                  -------------------------
Equity Method
Virginia PCS Alliance, L.C.             Equity and Convertible
                                        Preferred Interests                         1,404,879     4,504,770
West Virginia PCS Alliance, L.C.        Equity Interest                             4,661,583     5,774,728
Virginia Telecommunications              General Partnership
   Partnership                             Interest                                   325,684       380,394
Virginia Independent                    Limited Partnership
   Telephone Alliance                      Interest                                   489,628       445,050
Other                                   Partnership Interests                         518,605       527,733
-----------------------------------------------------------------------------------------------------------
                                                                                    7,400,379    11,632,675
                                                                                  -------------------------
Cost Method
Illuminet Holdings, Inc.                Equity and Convertible
                                           Debt Securities                          1,778,787     1,771,765
Multimedia Medical Systems, Inc.        Equity Securities                           1,052,650     1,052,650
Listing Services Solutions, Inc.        Equity Securities                           1,004,681            -
Other                                   Equity Securities                             159,558       160,201
-----------------------------------------------------------------------------------------------------------
                                                                                    3,995,676     2,984,616
                                                                                  -------------------------
                                                                                  $11,671,417   $16,873,601
-----------------------------------------------------------------------------------------------------------

    The Company recognized a $1.0 million and $2.8 million impairment loss for the years ended December 31, 1998 and 1997, respectively, on its investment in American Telecasting, Inc. (ATEL) which resulted in a carrying value in the investment of $0.3 million at December 31, 1998.
    Changes in the unrealized gain (loss) on available for sale securities during the years ended December 31, 1998 and 1997, reported as a separate component of shareholders' equity and making up the entire amount of accu mulated other comprehensive income are as follows:

                                                                                     1998          1997
-----------------------------------------------------------------------------------------------------------
Unrealized gain, beginning balance                                               $       -      $4,026,475
Unrealized holding gains (losses) during the year                                        -      (4,026,475)
-----------------------------------------------------------------------------------------------------------
Unrealized gain, ending balance                                                  $       -       $       -
-----------------------------------------------------------------------------------------------------------

Note 5. Long-Term Debt and Lines of Credit

Long-term debt and lines of credit consist of the following as of December 31:


                                                                                     1998          1997
----------------------------------------------------------------------------------------------------------
7.26% Unsecured senior notes due in annual
installments from 1999 to 2007                                                   $16,363,636   $20,000,000
6.25% Notes payable secured by certain PCS
   radio spectrum licenses due from 1999 to 2006                                   1,500,760     1,606,160
Borrowings under lines of credit                                                   1,909,866     3,000,000
----------------------------------------------------------------------------------------------------------
                                                                                 $19,774,262   $24,606,160
----------------------------------------------------------------------------------------------------------

    The unsecured senior note agreement contains various restrictive convenants including restrictions relating to additional debt issuance, fixed charges, net worth and payment of dividends. Approximately $12.5 million of retained earnings were available for the payment of dividends at December 31, 1998.
    The Company paid $3.6 million of principal on the unsecured senior notes in January 1999 with proceeds from borrowings under the Company's lines of credit. The Company has classified this payment amount and borrowings under its notes payable and lines of credit as long-term, since the Company has the ability and the intent to refinance these borrowings with an existing line of credit that has a maturity of beyond one year. The Company has available lines of credit aggregating $24.0 million at December 31, 1998. The blended interest rates on the borrowings under lines of credit as of December 31, 1998, 1997 and 1996 was 5.2%, 5.9% and 5.9%, respectively.
    Interest expense was $716,000, $888,000, and $1,325,000 for 1998, 1997, and
1996, respectively. Maturities of long-term debt for each of the next five years are 1999 - $0, 2000 - $7,592,000; 2001 - $1,982,000; and 2002 -$1,993,000; and
2003 - $2,004,000.

Note 6. Shareholder Rights Plan

In 1990, the Company adopted a ten-year shareholder rights plan that provides a right to common shareholders to acquire a unit of preferred stock of the Company at a purchase price of $130. The right is exercisable only upon the occurrence of certain events. If a third party acquires 20% or more of the Company's common stock, without prior approval of the Board of Directors, other shareholders are entitled to receive, upon exercise of the right and payment of the purchase price, common stock or preferred stock at the option of the Company having a value equal to twice the amount of the purchase price.

Note 7. Income Taxes
The components of income tax expense are as follows for the years ended December 31:

                                                                        1998        1997           1996
-----------------------------------------------------------------------------------------------------------
Current tax expense:
   Federal tax expense                                              $   690,507   $6,165,040    $3,159,133
   State tax expense (benefit)                                          (53,193)   1,127,791       390,531
-----------------------------------------------------------------------------------------------------------
                                                                        637,314    7,292,831     3,549,664

Deferred tax expense
   Federal tax expense                                                4,500,178       95,070     1,482,070
   State tax expense                                                    501,448       10,594       165,145
   Investment tax credits amortized                                          -            -        (34,382)
-----------------------------------------------------------------------------------------------------------
                                                                      5,001,626      105,664     1,612,833
-----------------------------------------------------------------------------------------------------------
                                                                     $5,638,940   $7,398,495    $5,162,497
-----------------------------------------------------------------------------------------------------------

    Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows for the years ended December 31:

                                                                         1998        1997          1996
----------------------------------------------------------------------------------------------------------
Computed tax at statutory rate                                       $4,851,302   $6,766,799    $5,049,271
Investment tax credits amortization                                          -            -        (34,382)
State income taxes, net of federal income tax benefit                   560,204      751,334       366,746
Other - net                                                             227,434     (119,638)     (219,138)
----------------------------------------------------------------------------------------------------------
                                                                     $5,638,940   $7,398,495    $5,162,497
----------------------------------------------------------------------------------------------------------

    Net deferred income tax assets and liabilities consist of the following components at December 31:

                                                                                     1998          1997
-----------------------------------------------------------------------------------------------------------
Deferred income tax assets:
   Retirement benefits other than pension                                       $  3,334,042  $  3,106,609
   Net operating loss of acquired company                                          1,074,000     1,074,000
   Net operating loss                                                                542,143            -
   Alternative minimum tax credit carryforwards                                      568,405            -
   Accrued expenses                                                                  268,577           -
   Other                                                                             447,183       339,672
-----------------------------------------------------------------------------------------------------------
                                                                                   6,234,350     4,520,281
-----------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
   Investments, net                                                                5,722,200        33,454
   Property and equipment                                                         14,756,022    13,689,777
   Other                                                                                  -         39,296
-----------------------------------------------------------------------------------------------------------
                                                                                  20,478,222    13,762,527
-----------------------------------------------------------------------------------------------------------
Net deferred income tax liabilities                                              $14,243,872  $  9,242,246
-----------------------------------------------------------------------------------------------------------

Note 8. Pension Plans and Other Postretirement Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31 of each year:

                                        Defined Benefit Pension Plan       Other Postretirement Benefit Plan
                                           1998              1997                1998              1997
-------------------------------------------------------------------------------------------------------------
Change in benefit obligations:
Benefit obligations, beginning        $16,655,591         $15,646,558       $  7,134,616      $ 6,622,727
Service cost                              617,099             486,925            202,347          177,187
Interest cost                           1,212,044           1,175,197            525,784          503,626
Amendment                                       -            (249,319)                 -                -
Actuarial (gain) loss                   1,767,159             479,493            671,957          (11,549)
Benefits paid                            (878,231)           (883,263)          (117,632)        (157,375)
-------------------------------------------------------------------------------------------------------------
    Benefit obligations, ending       $19,373,662         $16,655,591       $  8,417,072      $ 7,134,616
-------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets, beginning  $17,791,099         $16,279,589       $         -       $        -
Actual return on plan assets            2,206,080           2,394,773                 -                -
Employer contribution                           -                   -            117,632          157,375
Benefits paid                            (878,231)           (883,263)          (117,632)        (157,375)
-------------------------------------------------------------------------------------------------------------
    Fair value plan assets, ending    $19,118,948         $17,791,099       $          -      $        -
-------------------------------------------------------------------------------------------------------------
Funded status:
Funded status, beginning              $  (254,714)        $ 1,135,508        $(8,417,072)     $(7,134,616)
Unrecognized net actuarial gain          (861,171)         (2,178,484)          (170,039)        (851,378)
Unrecognized prior service cost           533,334             565,873                  -                -
Unrecognized transition obligations        47,341              63,122                  -                -
-------------------------------------------------------------------------------------------------------------
    Accrued benefit cost              $  (535,210)        $  (413,981)       $(8,587,111)     $(7,985,994)
-------------------------------------------------------------------------------------------------------------

    The Company's matching contributions to the defined contribution plan were $406,000, $337,000, and $246,000 for the years ended December 31, 1998, 1997, and 1996.
    The accumulated benefit obligation of the Company's nonqualified pension plan was approximately $730,000, $446,000 and $249,000 at December 31, 1998, 1997, and 1996, respectively, and has been classified with retirement benefits other than pensions. All of the Company's plans for postretirement benefits other than pensions and the nonqualified pension plan have no plan assets.
     The following table provides the components of net periodic benefit cost for the plans:


                                        Defined Benefit Pension Plan        Other Postretirement Benefit Plan
                                       1998        1997          1996         1998        1997        1996
--------------------------------------------------------------------------------------------------------------
Service cost                    $     617,099   $  486,925  $   445,527      $202,347   $177,187    $207,319
Interest cost                       1,212,044    1,175,197    1,043,933       525,784    503,626     476,194
Expected return on plan assets     (1,729,609)  (1,579,686)  (1,444,994)           -         -            -
Amortization of transition obligations 15,781       15,781       15,781            -         -            -
Amortization of prior service cost     32,539       45,005       12,529            -         -            -
Recognized net actuarial gain         (26,625)     (15,352)     (13,304)       (9,382)   (12,656)         -
--------------------------------------------------------------------------------------------------------------
    Net periodic benefit cost   $     121,229   $  127,870  $    59,472      $718,749   $668,157    $683,513
--------------------------------------------------------------------------------------------------------------

    The prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

    The Company has multiple nonpension postretirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually; the life insurance plans are also contributory. Eligibility for the life insurance plan has been restricted to active pension participants age 50-64 as of January 5, 1994. The accounting for the plans anticipates that the Company will maintain a consistent level of cost sharing for the benefits with the retirees.
    The assumptions used in the measurements of the Company's benefit obligations are shown in the following table:

                                          Defined Benefit Pension Plan       Other Postretirement Benefit Plan
                                         1998        1997          1996         1998        1997        1996
----------------------------------------------------------------------------------------------------------------
Assumptions as of December 31
Discount rate                              7.00%        7.50%        7.75%         7.00%      7.50%       7.75%
Expected return on plan assets            10.00%       10.00%        9.50%            -          -           -
Rate of compensation increase              4.75%        4.75%        4.75%            -          -           -
----------------------------------------------------------------------------------------------------------------

    For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for the 1998. The rate was assumed to decrease gradually each year to a rate of 5.75% for 2001 and remain at that level thereafter.
    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a 1% change on the total of service and interest cost components of net periodic postretirement health care benefit cost would be $137,000 for a 1% increase and $108,000 for a 1% decrease. Additionally, the effect of a 1% change on the health care component of the accumulated postretirement benefit obligations would be $1,324,000 for a 1% increase and $1,062,000 for a 1% decrease.

Note 9. Stock Plans

The Company's 1997 Stock Compensation Plan (Option Plan), which replaces the Company's 1988 Stock Option Plan, provides for the grant of stock options, stock appreciation rights (SARS), stock awards and performance shares to officers and certain key management employees. A maximum of 950,000 shares of common stock may be issued under the Option Plan by means of the exercise of options or SARS, the grant of stock awards and/or the settlement of performance shares. The Company's Non-Employee Director's Stock Option Plan (Director's Plan) provides a non-employee director the opportunity to receive stock options in lieu of a retainer fee. A maximum of 25,000 shares of common stock may be issued upon the exercise of options granted under the Director's Plan. Stock options must be granted under the Plans at not less than 100% of fair market value at the date of grant and have a maximum life of ten years from the date of grant. Options and other awards under the Plans may be exercised in compliance with such requirements as determined by a committee of the Board of Directors.
    A summary of the status of the Stock Option Plans at December 31, 1998, 1997 and 1996 and changes during the years ended on those dates is as follows:


                                               1998                   1997                   1996
-------------------------------------------------------------------------------------------------------------
                                               Weighted-Average       Weighted-Average    Weighted-Average
                                                   Exercise               Exercise              Exercise
Options                                 Shares       Price       Shares     Price      Shares     Price
------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        409,210        $17.10   325,022       $15.90  244,606        $14.99
------------------------------------------------------------------------------------------------------------
Granted                                 115,740         23.02   109,373        20.68   99,800         17.68
Exercised                               (45,971)        10.25    (8,915)       10.33  (12,084)         9.79
Forfeited                               (10,300)        21.62   (16,270)       20.90   (7,300)        20.12
------------------------------------------------------------------------------------------------------------
Outstanding at end of year              468,679        $19.13   409,210       $17.10  325,022        $15.90
Exercisable at end of year              225,631        $17.12   212,545       $14.89  177,348        $13.43
Weighted average fair value per option of
   options granted during the year             $6.91                  $6.15                   $4.85
------------------------------------------------------------------------------------------------------------

    The following table summarizes information about stock options outstanding at December 31, 1998:


                                               Options Outstanding            Options Exercisable
-------------------------------------------------------------------------------------------------------------
                                                Weighted-Average   Weighted-                    Weighted-
                                        Number      Remaining       Average           Number     Average
    Range of                              of       Contractual     Exercise             of       Exercise
 Exercise Prices                        Shares        Life           Price            Shares       Price
-------------------------------------------------------------------------------------------------------------
  $ 6.50 - 10.00                       45,500        1 year         $  8.81         45,500        $  8.81
  $12.75 - 18.25                      140,066        6 years         $16.75         84,016         $16.26
  $18.38 - 25.75                      283,113        8 years         $21.91         96,115         $21.82

    Grants of options under the Plans are accounted for following Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recorded. The Company has elected to apply the disclosure-only provisions of FASB Statement No. 123. However, had compensation cost been recorded based on the fair value of awards at the grant date, the pro forma impact on the Company's net income and net income per common share - diluted would have been less than $0.4 million ($0.03 per share) in 1998 and $0.2 million ($0.02 per share) for 1997 and 1996. The pro forma effects of applying FASB Statement No. 123 are not indicative of future amounts since, among other reasons, the requirements of the Statement have been applied only to options granted after December 31, 1994.
    The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend rate of 1.7% to 2.0% for 1998, 1.9% to 2.3% for 1997, and 2.0% for 1996; risk-free interest rates of 5.0% to 5.7% for 1998, 5.9% to 6.3% for 1997 and 6.4% for 1996; expected lives of 6 years for 1998 and 1997 and 8 years for 1996; and price volatility of 26.0% to 26.3% for 1998, 23.1% to 24.6% for 1997 and 15.8%
for 1996.
    The Company also has a plan whereby its common stock can be purchased by employees at a price 10% less than the market price on the issue date.

Note 10. Supplementary Disclosures Of Cash Flow Information

The following information is presented as supplementary disclosures for the Consolidated Statements of Cash Flows:


                                                                        1998         1997           1996
-----------------------------------------------------------------------------------------------------------
Cash payments for:
   Interest, net of capitalized interest of $785,854
   in 1998, $762,643 in 1997, and $322,516 in 1996                   $  925,609   $1,067,098     $1,174,778
-----------------------------------------------------------------------------------------------------------
Income taxes                                                         $1,453,080   $6,551,222    $4,166,400
-----------------------------------------------------------------------------------------------------------

    In 1997 the Company contributed two PCS radio spectrum licenses valued at $4.5 million to the WV Alliance in exchange for equity ownership (Note 3). In 1997, the Company acquired through the FCC auction certain PCS radio spectrum licenses for approximately $1.6 million of notes payable.

Note 11. Lease Commitments

The Company has several operating leases for administrative office space, retail space, tower space, channel rights, and equipment. The leases for retail and tower space have initial lease periods of ten to thirty years. These leases are associated with the operation of a cellular business in Virginia Rural Service Area 6 in which the Company is the general partner. The leases for channel rights relate to the Company's wireless cable operations and have initial terms of three to ten years. The equipment leases have an initial term of three years. Rental expense for operating leases was $2,011,000, $1,352,000, $977,000, in 1998, 1997, and 1996, respectively. The total amount committed under these lease agreements is: $1,000,000 in 1999, $518,000 in 2000, $410,000
in 2001, $331,000 in 2002, $278,000 in 2003 and $3,407,000 for the years thereafter.
    The Company has commitments for capital expenditures of approximately $6 million as of December 31, 1998, all of which are expected to be incurred in fiscal 1999.

Independent Auditor's Report

To the Board of Directors
CFW Communications Company
Waynesboro, Virginia

    We have audited the accompanying consolidated balance sheets of CFW Communications Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CFW Communications Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                     /s/ McGladrey & Pullen, LLP

Richmond, Virginia
February 12, 1999

Management's Discussion and Analysis

OVERVIEW
CFW Communications Company ("CFW" or the "Company") is a diversified communications company providing a broad range of products and services to business and residential customers primarily in Virginia and West Virginia. These communications products and services include local telephone, long distance, cellular, personal communications service (PCS), paging, wireless and wireline cable television, directory assistance, competitive access, local internet access, and alarm monitoring and installation.
    The Company's strategy is to be a regional full-service provider of communications products and services to customers within an expanding service area. The Company has implemented this strategy through acquisitions, investments in spectrum licenses and internal growth through capital investment. In addition, the Company has leveraged its existing switching platform and fiber optic network by introducing new services such as long distance directory assistance, long distance services to local telephone customers and surrounding communities, cable television, local internet access, and various enhanced services including Call Waiting and Caller Identification. These activities continue to contribute to growth in the Company's operating revenues. In addition to these activities, the Company has commenced offering, in selected markets within Virginia, a competitive local telephone service, high-speed wireless cable and digital subscriber line (DSL) internet services and a wireless local telephone service. Further, the Company will be expanding its operations base and its service offerings in Virginia and West Virginia in 1999.
    As a result of the Company's increasing focus on and growth in wireless communications and other competitive communications-related businesses, a larger percentage of the Company's operating revenues and operating cash flows (operating cash flows is defined as operating income before depreciation and amortization) are being generated by businesses other than the mature telephone operations. Accordingly, management believes operating cash flows is a meaningful indicator of the Company's performance. Operating cash flows is commonly used in the wireless communications industry and by financial analysts and others who follow the industry to measure operating performance. Operating cash flows should not be construed as an alternative to operating income or cash flows from operating activities (both as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.
    Through the Virginia PCS Alliance, L.C. ("VA Alliance") and West Virginia PCS Alliance, L.C. ("WV Alliance"), and other PCS joint ventures, the Company has acquired radio spectrum licenses for personal communications service ("PCS") for markets with an aggregate population of five million people. These licenses have enabled the Company, as managing member of both Alliances, to deploy PCS in central and western Virginia and central West Virginia and will enable the Company to provide services in additional markets in Virginia, West Virginia and parts of Maryland, Ohio, Pennsylvania, Kentucky and Tennessee. The VA Alliance completed its first full year of operation in 1998 and the WV Alliance commenced offering PCS in Charleston and Huntington, West Virginia in the fourth quarter of 1998. The Company plans to commence providing PCS in the Clarksburg, Fairmont and Morgantown, West Virginia corridor in the first half of 1999. In 1999, management expects continued growth in revenue, operating cash flows and operating income from its current consolidated operations. However, the Company expects lower operating margins due to start-up costs of newer businesses associated with expansion into new markets and introduction of new service offerings through the region. The Company's recognition of its share of losses associated with its investments in the PCS Alliances is expected to be significant in 1999 as the Company recognizes a full year of operating losses from both the Virginia and West Virginia Alliances. These losses from equity investments are expected to exceed net income growth from consolidated operations and will likely result in consolidated net income levels below amounts reported in recent years. These losses from equity investments are also expected to continue into future years until build-out is completed and a sufficient customer base is established.
    The Company wishes to caution readers that these forward-looking statements and any other forward-looking statements made by the Company are based on a number of assumptions, estimates and projections including but not limited to; continuation of economic growth and demand for wireless and wireline communications services; continuation of current level of services for certain material customers; reform initiatives being considered by the FCC being relatively revenue neutral; significant competition in the Company's telephone service area not emerging in 1999; the impact on capital requirements and earnings from new business opportunities and expansion into new markets and anticipated competitive activity not being greater than anticipated; and the achievement of build-out, operational, capital, financing and marketing plans relating to deployment of PCS services. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that any significant deviations from these assumptions could cause actual results to differ materially from those in the above and other forward-looking statements. Forward-looking statements included herein are as of the date hereof and the Company undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

SUMMARY- Operating revenues were $66.7 million in 1998, an increase of 13% over 1997. Operating cash flows were $33.1 million, an increase of 16% over 1997. Operating income was $22.6 million in 1998, an increase of 17% over 1997. Strong customer growth in our cellular and paging operations of 28% and 33%, respectively, fueled the growth in our wireless operations. Operating results from our wireline operations reflect continued strong contributions from our telephone operations, led by 3% growth in access lines, 11% growth in access minutes and continued growth in calling features, over 80% increase in internet customers and effective cost control. Results from our directory assistance operations reflect the annualized revenue stream from 1997 contract expansions and operating efficiencies. Start-up costs associated with expansion into new markets and new service offerings reduced the year to year percentage increases.
    Net income for 1998 was $8.5 million, or $0.65 per share-diluted, which includes a $1.0 million ($0.6 million after tax, or $0.05 per share) loss on the write-down of our investment in American Telecasting, Inc. (ATEL) (see Note 4 to the financial statements) and equity losses from PCS investees of $6.5 million ($4.0 million after tax, or $0.30 per share). Exclusive of these transactions, earnings for 1998 were $13.1 million, or $1.00 per share. These earnings results reflect the continued growth from our consolidated operations, particularly directory assistance and cellular.
    Net income for 1997 was $12.2 million, or $0.94 per share-diluted, including a $5.1 million gain ($3.1 million after tax, or $0.24 per share) on the sale of our investment in the Roanoke MSA Cellular Partnership (see Note 3 to the financial statements, hereinafter referred to as "Note 3"), a $2.8 million ($1.7 million after tax, or $0.13 per share) loss on write-down of our investment in ATEL and a $0.8 million loss ($0.5 million after tax, or $0.04 per share) from the Company's equity share of losses from PCS investees. Exclusive of these transactions, earnings for 1997 were $11.3 million, or $0.86 per share. These earnings reflect the growth from our consolidated telephone, cellular and directory assistance operations.
    OPERATING REVENUES - Total operating revenues were $66.7 million, an increase of $7.7 million, or 13% over 1997 ($9.1 million, or 18%, increase in 1997 over 1996). The increases were primarily attributable to wireline services, cellular, and directory assistance. Wireline revenue in 1998 totaled $37.6 million, an increase of $3.1 million, or 9% over 1997 ($5.1 million, or 16%, over 1996). Wireless revenue in 1998 totaled $13.2 million, an increase of $1.5 million, or 13% over 1997 ($4.0 million, or 43%, over 1996). Directory assistance revenue in 1998 totaled $12.9 million, an increase of $2.4 million, or 23% over 1997 ($6.5 million, or 102%, over 1996).
     Wireline communications revenues include telephone revenues, fiber optic network usage, internet access, competitive local telephone, long distance and wireline cable revenues. Telephone revenues, which include local service, access and toll service, directory advertising and calling feature revenues were $30.5 million, an increase of $1.7 million, or 6% over 1997 ($1.4 million, or 5% increase in 1997 over 1996). These increases were primarily due to growth in access lines of 3% and 4% in 1998 and 1997, respectively, and revenue growth from custom calling features of 19% and 28%, respectively. Revenues from fiber optic network usage, which includes internet services, were $5.4 million, an increase of $1.4 million, or 36%, over 1997 ($0.4 million, or 11% increase in 1997 over 1996) due to expanded network usage and growth of over 80% in our internet customer base. Expanded services in 1998 included competitive local telephone service and long distance which generated $0.8 million in revenue for 1998. Wireline cable revenues have remained relatively constant from 1996 through 1998, with only a $0.1 million increase during this two-year period.
    Wireless communications include cellular, paging, voicemail and wireless cable. Revenues for cellular, paging and voicemail totaled $10.2 million, an increase of $1.6 million, or 19%, over 1997 ($1.8 million, or 26%, in 1997 over 1996). Increases result primarily from cellular access, toll, and roaming associated with 28% customer growth over 1997 (33% in 1997 over 1996) and increased outside roaming traffic. Wireless cable revenues of $3.0 million decreased 5% from 1997 but increased 24% compared to 1996. The decline in 1998 revenue is due to limiting marketing efforts and installations to multiple-dwelling units in an effort to contain costs and capital in this business section. This revenue stream pertains primarily to video services. The Company realized less than $0.1 million of revenues from the high-speed wireless internet, introduced in one geographic market in 1998.
    Directory assistance revenues, which includes net revenues from providing directory listings for customers seeking telephone numbers in the mid-Atlantic states, were $12.9 million, an increase of $2.4 million, or 23% over 1997 ($4.1 million, or 65% increase, in 1997 over 1996). During the first half of 1997, the Company commenced directory assistance services to AT&T customers seeking telephone numbers in New Jersey and Delaware. During August through October 1997, the Company expanded this service to encompass Pennsylvania. These expansions, which only had a partial year impact in the prior year, produced an additional 12.6 million of call volume in 1998 over 1997.
    Other communications revenues, which include revenues from the Company's sale and lease of communications equipment and security alarm monitoring and installation, and rental for property and equipment primarily to the PCS Alliances were $2.9 million, an increase of $0.7 million, or 30% over 1997 ($0.4 million, or 22% in 1997 over 1996) due primarily to services provided to the Alliances.

    OPERATING EXPENSES - Total operating expenses were $44.0 million, an increase of $4.5 million, or 11% over 1997 ($5.1 million, or 15%, increase in 1997 over 1996). The introduction of competitive local telephone services and long distance and the resulting start-up related costs, coupled with the growth of internet and the related commitment towards that infrastructure, accounted for $2.0 million of the 1998 increase. Additionally, costs associated with increased directory assistance calling volume accounted for $1.1 million of the 1998 increase due to the annualized revenue from 1997 contract expansions and commencement of national directory assistance services. Finally, growth in cellular customers contributed an additional $1.1 million in operating expenses in 1998 over 1997. The increase in 1997 over 1996 was primarily attributable to directory assistance contract expansions ($3.9 million) and growth in cellular and wireless cable customers ($1.5 million). These increases in 1998 over 1997 trailed total revenue growth resulting in a 2% margin improvement indicating a leveraging of fixed costs and a continued focus on cost containment and operating efficiencies.
    Maintenance and support expenses, which include costs related to specific property and equipment, as well as indirect costs such as general engineering and general administration of property and equipment, increased $1.2 million or 12%, over 1997. This increase was primarily a result of increased costs associated with customer growth and service enhancements for the underlying network and support systems. Maintenance and support expenses for 1997 increased $0.1 million, or 1%, over 1996 which was a result of the Company controlling expenses by acquiring access and other network pricing decreases coupled with more efficient utilization of our facilities and equipment infrastructure.
    Depreciation and amortization expenses in 1998 increased $1.3 million, or 14% over 1997 and $0.8 million, or 9% in 1997 over 1996. The increase in 1998 and 1997 was a result of capital outlays to support continued business expansion primarily in our wireless operations and directory assistance.
    Customer operations expenses, which included marketing, product management, product advertising, sales, publication of a regional telephone directory, customer services and directory services, increased $1.9 million, or 14% over 1997 and $3.1 million, or 28%, in 1997 over 1996. Approximately $1.0 million of these 1998 increases relate to the directory assistance business that added personnel throughout 1997 to handle the calling volume from new contracts. The fact that personnel hired to support this expansion were in place for a partial year in 1997 but the full year of 1998 caused year over year expense growth. Additionally, the Company has invested resources in customer service related functions and sales and marketing related costs in order to support our growth businesses and expansion plans, a significant portion ($0.9 million) of which relates to competitive telephone service, long distance, internet and communications systems sales and support. The 1997 increase over 1996 was primarily attributable to the directory assistance expansion during 1997.
    Corporate operations expenses, which include taxes other than income, executive, accounting, legal, purchasing, information management, human resources and other general and administrative expenses, remained constant in 1998 and increased $1.0 million, or 19% in 1997 over 1996. The increase in 1997 relates primarily to internal infrastructure growth necessary to support the overall growth of the Company.
    OTHER INCOME (EXPENSES) - Other income (expenses) which includes interest expense, dividend and interest income, equity income from wireless investees, equity loss from PCS investees, gain on sale of investment and loss on write-down of investment, decreased $8.6 million from 1997 but increased $0.9 million in 1997 over 1996.
    Other expenses, principally interest, decreased $0.4 million, or 36% from 1997 and $0.1 million, or 10% in 1997 from 1996. The reduction in interest expense in 1998 and 1997 is primarily a result of the liquidation of mortgaged-backed securities used to satisfy cash flow needs in lieu of additional debt, and lower interest rates on line of credit debt facilities offset by an increase in investing activity (see Statement of Cash Flows). The Company capitalized interest on property under construction and the investments in PCS alliances of $0.8 million in 1998 and in 1997. As a result of the VA Alliance commencing operations during the fourth quarter of 1997 and the commencement of operations of the WV Alliance in mid-year 1998, the Company expects the capitalization of interest costs to be reduced during 1999.
    Interest and dividend income was down $0.2 million, or 62% from 1997 and $0.3 million, or 52% in 1997 from 1996, due to the liquidation of mortgage-backed securities to support the continued growth in customer base and business expansion.
    Equity income from other wireless investees, which includes equity earnings from the Company's cellular partnership interests increased $0.1 million, or 167% over 1997 and decreased $0.4 million, or 84% in 1997 from 1996. The decrease in 1997 is principally due to the sale of the Company's 30% limited interest in the Roanoke MSA cellular partnership to GTE in April 1997 (Note 3).
    Equity loss from PCS investees totaled $6.5 million for 1998. The Company has a 21% common ownership interest in the VA Alliance, a provider of PCS serving a 1.6 million populated area in central and western Virginia, that commenced operations in the fourth quarter of 1997. The Company also has a 45% common ownership interest in the WV Alliance, an owner of PCS radio spectrum licenses for most of West Virginia and parts of eastern Kentucky, southwestern Virginia and eastern Ohio. The WV Alliance commenced operations in late 1998. Accordingly, management believes that the Company's share of losses to be recognized in 1999 will increase over 1998 loss levels due to the full year of operations for the WV Alliance.
    The Company recognized a $5.1 million gain on the sale of its 30% limited ownership interest in the Roanoke MSA Cellular Partnership to GTE Wireless in April 1997 (Note 3).

    The Company recognized a $1.0 and $2.8 million impairment loss on its investment in American Telecasting, Inc. (ATEL) at December 31, 1998 and 1997, respectively. The Company concluded that the decline in value was other than temporary given recent trading prices in the common stock and ATEL's financial condition and continued financial losses.
    INCOME TAXES - Income taxes decreased $1.8 million, or 24% from 1997 and increased $2.2 million, or 43%, in 1997 from 1996. The 1998 decrease was attributable to a number of factors, the most significant of which was the recognition of approximately $6.5 million in losses sustained by our PCS investees compared to only $0.8 in 1997. These losses generated an increased tax benefit to the Company of approximately $2.2 million. Additionally, the Company recognized a one-time increase to tax expense of $2.0 million related to a gain on an investment sale in 1997 (discussed further below). The 1998 tax reductions were offset by approximately $1.2 million of income taxes recognized by the $3.2 million increase in taxable income from operations. The 1997 increase was due to an increase in taxable income from operations, $2.0 million of taxes from the gain on the sale of the Roanoke MSA cellular partnership, offset partially by a $1.1 million tax benefit from the write-down of the Company's investment in ATEL. The effective rate was 40%, 38%, and 35% in 1998, 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has funded its working capital requirements and capital expenditures from net cash provided from operating activities and borrowings under committed credit facilities. The Company has $22.1 million in unused aggregate borrowings available under its existing credit facilities.
    During 1998, net cash provided by operating activities was $33.9 million. Principle changes in operating assets and liabilities included a $0.9 million increase in current assets, excluding cash and receivable from affiliates, and a $2.3 million increase in current liabilities. Current assets increased in 1998 primarily due to the income tax receivable versus an income tax liability in 1997 and current liabilities increased $2.3 million due to timing of payments offset by other accrued liabilities reduction of $0.5 million. The Company's investing activities included the investment of $16.7 million in property and equipment, $5.0 million in net advances to PCS Alliances, $2.3 million investment in PCS Alliances, $1.0 million investment in Listing Services Solutions, Inc., $0.7 investment in PCS licenses, and proceeds of $1.0 from the liquidation of mortgaged-backed securities. Net cash used in financing aggregated $10.4 million, which includes $5.7 million used to pay dividends and an aggregate of $4.8 million of payments on long-term debt.
    The Company had firm cash commitments relating to purchases of property and equipment of approximately $6 million as of December 31, 1998. Capital expenditures for 1999, including these commitments, are expected to increase significantly over 1998 levels to support expansion of competitive local telephone and internal access services, build-out of 500 miles of fiber optic cable, and the addition of a third directory assistance calling center. Funds required for dividends, capital expenditures, interest and debt principal payments, and partnership contributions are expected to be provided from internal sources and borrowings drawn against available credit facilities. The Company has entered into certain guarantee agreements relating to its investment in the VA Alliance and WV Alliance (Note 3) and expects to increase its guarantee levels and equity contributions in the Alliances to support continued PCS network build-out and expansion. Management anticipates that funds required for additional capital contributions to the VA Alliance and WV Alliance (Note 3) will be provided from increased cash flow resulting from lower estimated tax payments due to the Company recognizing its proportionate share of the tax losses generated by the VA Alliance and WV Alliance, both limited liability companies, cash flows from operations and borrowings under existing lines of credit.

IMPACT OF YEAR 2000

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.
    The Company has addressed this issue with a plan which is centered around several key components: (1) system inventory, (2) third party confirmation, (3) internal systems review, (4) compliance implementation, (5) testing and (6) contingency planning. Regarding the first component, the Company completed a comprehensive inventory of all its systems (hardware and software) in July 1998. At the same time, formal communication, through a confirmation process, was initiated with all of the Company's significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to resolve their own year 2000 issues. The Company has received responses from approximately two-thirds of the confirmations sent and continues to follow-up on non-responses and instances where potential issues were noted. Regarding the third component, the Company has completed a comprehensive review of its computer systems to identify the internal systems that could be impacted by the year 2000 issue. Based on findings from this review, the Company has developed an implementation plan to resolve potential issues and is in the early to middle stages of implementing such a plan. Both the second and third components were further broken down by category of system (network systems, information technology systems and other supporting systems). Significant focal areas are the Company's network/ switching related equipment and the corporate billing, customer provisioning and accounting systems. The final components are testing and contingency planning. Testing, where feasible, spans both the internal systems and systems interface with third parties. Contingency planning is necessary in the event that conversion efforts, customer compliance or any other conditions arise that prevent planned critical application upgrades. The entire year 2000 project has a targeted completion date of June 1, 1999. Completion of this project includes planned testing of each major exposure area to ensure compliance. Although no significant plan changes are anticipated, implementation of any contingency plan, should it be necessary, may affect the project's completion date and cost.
    Based on it's findings and assessment to date, the Company is or will be performing certain planned telephone switching software upgrades and computer software and system upgrades, which are being performed primarily to better meet the business and growth needs of the Company. The total year 2000 project cost estimates are not expected to be material to the Company's business operations or financial condition. The Company will continue to review and update this estimate over the duration of the project.
    As mentioned above, the Company expects its year 2000 program to be completed by June 1, 1999. It should be noted that the Company plans to devote the resources required to resolve any significant year 2000 issues. However, if the planned modifications and upgrades are not made, or are not completed on a timely basis, and contingency plans were to falter, the year 2000 issue could have a material impact on the operations of the Company. Also, there can be no assurance that the systems of other companies on which the Company's systems rely will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems or costs of upgrades. The material impact on the operations of the Company could include, but not be limited to, interruption of telecommunications services, interruption, error or failure of the Company's customer care services, including customer billing, and failures of the Company's other information systems and other date-sensitive equipment. Such failures could result in substantial customer claims as well as lost revenue due to service interruption, significant delays in the billing process and increased expense associated with stabilizing operations following such failures.
    The costs of the program and estimated completion date are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, compliance by third parties which interact with the Company's systems, the ability to locate and correct all relevant computer codes and similar uncertainties.

Quarterly Review

----------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)   First Quarter    Second Quarter   Third Quarter  Fourth Quarter
----------------------------------------------------------------------------------------------------------
1998
Operating revenues                        $     16,235      $     16,551    $     17,156    $     16,744
Operating cash flows (a)                         8,041             8,199           8,413           8,477
Operating income                                 5,547             5,712           5,757           5,610
Loss on write-down of investment                  (270)                -            (353)           (387)
Equity loss from PCS investees                    (896)           (1,346)         (1,547)         (2,678)
Net income                                       2,450             2,468           2,174           1,416
Net income per share - basic                     0.189             0.190           0.167           0.108
Net income per share - diluted                   0.187             0.188           0.166           0.109
----------------------------------------------------------------------------------------------------------
Stock price range                         $27.00-20.75      $27.50-22.75    $24.25-20.00    $23.38-19.50
----------------------------------------------------------------------------------------------------------
Quarterly dividend                        $    0.10875      $    0.10875    $    0.10875    $    0.10875
----------------------------------------------------------------------------------------------------------
1997
----------------------------------------------------------------------------------------------------------
Operating revenues                        $     13,466      $     14,503    $     15,157    $     15,884
Operating cash flows (a)                         6,673             6,838           7,387           7,710
Operating income                                 4,486             4,607           5,132           5,187
Gain on sale of investment                           -             5,077               -               -
Loss on write-down of investment                     -                 -               -          (2,808)
Equity loss from PCS investees                       -                 -             (60)           (774)
Net income                                       2,480             5,905           2,894             942
Net income per share - basic                     0.191             0.453           0.223           0.074
Net income per share - diluted                   0.190             0.452           0.222           0.072
----------------------------------------------------------------------------------------------------------
Stock price range                         $22.25-18.25      $19.50-16.62    $22.50-17.50    $24.75-18.50
Quarterly dividend                        $      0.103      $      0.103    $      0.103    $      0.103
----------------------------------------------------------------------------------------------------------

(a) Operating income before depreciation and amortization. See Management's Discussion and Analysis for additional factors to consider in using this measure.
- Fourth quarter 1997 includes equity loss from investment in PCS Alliances (Note 3), which commenced operations during the fourth quarter, of $0.8 million ($0.5 million after-tax or $0.04 per share). These losses totaled $6.5 million ($4.0 million after-tax or $0.30 per share) for the year ended December 31, 1998 (Note 3).
- Fourth quarter 1997 includes a loss on write-down of the investment in American Telecasting, Inc. (Note 4) of $2.8 million ($1.7 million after-tax or $0.13 per share). Further write-downs of this investment totalled $1.0 million ($0.6 million after-tax or $0.05 per share) for the year ended December 31, 1998.
- Second quarter 1997 includes gain on the sale of investment in the Roanoke MSA Cellular Partnership (Note 3) of $5.1 million ($3.1 million after-tax or $0.24 per share).

Selected Financial Data and Five Year Growth Comparison

----------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share amounts)              1998            1997           1996           1995          1994
----------------------------------------------------------------------------------------------------------
Operating revenues                  $  66,686      $  59,010       $  49,948       $  43,089     $  32,198
Operating expenses                     44,060         39,598          34,533          29,667        19,949
Income taxes                            5,639          7,399           5,163           5,006         3,550
Gain on sale of investments                 -          5,077               -             927             -
Loss on write-down of investment       (1,010)        (2,808)              -               -             -
Net income                              8,508         12,221           9,550           8,494         7,563
Earnings per share - diluted             0.65           0.94            0.73            0.66          0.63
Cash dividends per share                0.435          0.412           0.392           0.379         0.368
Total assets                          155,025        148,448         142,400         143,251       123,964
Long-term debt                         19,774         24,606          24,000          20,000        20,067
Retirement benefits
   other than pensions                  9,317          8,432           7,724           7,150         6,514
Investment in property
   and equipment                     $153,621       $137,703        $127,196        $111,806      $103,086
Average number of common
   shares outstanding - diluted    13,093,561     13,055,814      13,056,081      12,933,926    12,016,163
Number of employees                       743            567             454             492           232
Number of shareholders                  2,998          2,884           2,883           2,889         2,638
----------------------------------------------------------------------------------------------------------

Board of Directors

C. Phillip Barger                    John B. Mitchell, Sr.              Carl A. Rosberg
Retired Chairman                     President & Chairman               Senior Vice President and
E. W. Barger & Company               Hammond-Mitchell, Inc.             Chief Operating Officer
T/A Barger Insurance Network                                            CFW Communications
                                     John N. Neff
William Wayt Gibbs, V                President and                      Robert S. Yeago, Jr.
President                            Chief Executive Officer            Chairman of the Board
Comprehensive Computer Consultants   Nielsen Builders, Inc.             CFW Communications

C. Wilson McNeely, III               James S. Quarforth
Chairman                             President and
Eagle Corporation                    Chief Executive Officer
                                     CFW Communications

Executive Officers

J. William Brownlee                  David R. Maccarelli               James S. Quarforth
Vice President -                     Senior Vice President -           President and
Virginia Operations                  Engineering and Carrier Services  Chief Executive Officer

Warren C. Catlett                    Michael B. Moneymaker             Carl A. Rosberg
Vice President - Strategy and        Vice President and                Senior Vice President and
Business Development                 Chief Financial Officer,          Chief Operating Officer
                                     Treasurer and Secretary
David E. Lowe                                                          Robert S. Yeago, Jr.
President -                          Don Marie Persing                 Chairman of the Board
West Virginia Operations             Vice President -
                                     Human Resources                   Walter M. Zirkle, III
                                                                       President -
                                                                       Virginia Operations

Annual Meeting

The Board of Directors extends to the shareholders a cordial invitation to attend the Annual Meeting of Shareholders, at the Holiday Inn next to Route 275 and I-81, north of Staunton, Virginia, on Tuesday, April 27, 1999, at 10:00am.

Corporate Office

401 Spring Lane
Suite 300
PO Box 1990
Waynesboro, Virginia 22980
540-946-3500

Web Page

http://www.cfw.com or www.intelos.com

Stock Updates

For updates on CFW stock prices call 800-946-8227, or dial locally 946-5144. CFW is publically traded on The NASDAQ Stock Market under the symbol CFWC.

Shareholder Services

For shareholder services, including information on the Company's Dividend Reinvestment and Stock Purchase Plan, please call 1-888-221-4239.

All trademarks are the property of their respective owners.

                                                      CFW COMMUNICATIONS COMPANY
                                                            POST OFFICE BOX 1990
                                                      WAYNESBORO, VIRGINIA 22980
                                                                    540-946-3500