Form 10-K, Exhibit 13
period 1999-12-31
CFW COMMUNICATIONS CO
filed 2000-03-30
CIK 829676

Exhibit 13

       Annual Report of CFW Communications Company to its Shareholders for the year ended December 31, 1999.

Financials

Contents

Consolidated Statements of Income                                          17
--------------------------------------------------------------------------------

Consolidated Balance Sheets                                                18
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows                                      20
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity                            21
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                                 22
--------------------------------------------------------------------------------

Independent Auditor's Report                                               32
--------------------------------------------------------------------------------

Management's Discussion and Analysis                                       33
--------------------------------------------------------------------------------

Quarterly Review                                                           38
--------------------------------------------------------------------------------

Selected Financial Data and Five Year Growth Comparison                    39
--------------------------------------------------------------------------------

Board of Directors and Executive Officers                                  40
--------------------------------------------------------------------------------

Consolidated Statements of Income
CFW Communications Company and Subsidiaries

------------------------------------------------------------------------------------------
Years Ended December 31,                           1999              1998            1997
------------------------------------------------------------------------------------------
Operating Revenues
Wireline communications                       $ 44,110,124    $ 37,596,778    $ 34,495,331
Wireless communications                         13,549,120      13,197,732      11,714,012
Directory assistance                            12,104,096      12,949,714      10,533,459
Other communications services                    4,028,445       2,941,880       2,267,156
------------------------------------------------------------------------------------------
                                                73,791,785      66,686,104      59,009,958
------------------------------------------------------------------------------------------

Operating Expenses
Maintenance and support                         16,608,994      10,837,093       9,659,569
Depreciation and amortization                   12,623,212      10,503,338       9,196,237
Asset impairment charge                          3,950,894               -               -
Customer operations                             19,870,214      16,223,183      14,282,592
Corporate operations                             7,216,365       6,496,028       6,459,352
------------------------------------------------------------------------------------------
                                                60,269,679      44,059,642      39,597,750
------------------------------------------------------------------------------------------

Operating Income                                13,522,106      22,626,462      19,412,208

Other Income (Expenses)
Other expenses, principally interest              (904,699)       (623,091)       (855,360)
Equity loss from PCS investees
VA PCS Alliance                                 (5,436,446)     (5,075,624)       (834,075)
WV PCS Alliance                                 (5,928,605)     (1,391,407)              -
Equity income from other wireless investees        179,128         197,906          74,115
Loss on write-down of investment                         -      (1,009,661)     (2,808,145)
Gain on sale of tower asset and investments      8,317,511               -       5,077,379
------------------------------------------------------------------------------------------
                                                 9,748,995      14,724,585      20,066,122

Income Taxes                                     2,867,704       5,638,940       7,398,495
------------------------------------------------------------------------------------------

                                                 6,881,291       9,085,645      12,667,627

Minority Interests                                (388,633)       (578,005)       (446,695)
------------------------------------------------------------------------------------------
Net Income                                    $  6,492,658    $  8,507,640    $ 12,220,932
------------------------------------------------------------------------------------------

Net income per common share - basic           $       0.50    $       0.65    $       0.94
Net income per common share - diluted         $       0.50    $       0.65    $       0.94

Average shares outstanding - basic              13,041,868      13,007,880      12,982,289
Average shares outstanding - diluted            13,112,952      13,093,561      13,055,814
------------------------------------------------------------------------------------------

Cash dividends per share                      $      0.459    $      0.435    $      0.412
------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
CFW Communications Company and Subsidiaries

-----------------------------------------------------------------------------------------------------------
December 31,                                                                       1999              1998
-----------------------------------------------------------------------------------------------------------
Assets

Current Assets
Cash and cash equivalents                                                      $    198,540   $     42,890
Accounts receivable, net of allowance of $1.1 million ($0.6 million in 1998)     13,822,010     12,120,985
Receivable from affiliates                                                        3,824,585      5,681,978
Materials and supplies                                                              955,381      1,374,877
Prepaid expenses and other                                                          572,339        448,775
Income taxes receivable                                                           2,002,572        691,221
-----------------------------------------------------------------------------------------------------------
                                                                                 21,375,427     20,360,726
                                                                               ----------------------------
Securities and Investments                                                       39,109,476     10,980,988
-----------------------------------------------------------------------------------------------------------
Property and Equipment
Land and building                                                                23,526,095     20,965,223
Network plant and equipment                                                     108,449,567     93,247,587
Furniture, fixtures, and other equipment                                         28,170,261     20,022,238
Radio spectrum licenses                                                          15,478,079     15,468,649
                                                                               ----------------------------
Total in service                                                                175,624,002    149,703,697
Under construction                                                                9,535,642      4,718,837
-----------------------------------------------------------------------------------------------------------
                                                                                185,159,644    154,422,534
Less accumulated depreciation                                                    59,278,974     50,760,242
-----------------------------------------------------------------------------------------------------------
                                                                                125,880,670    103,662,292
                                                                               ----------------------------
Other Assets
Cost in excess of net assets of business acquired,
less accumulated amortization of $2.4 million ($1.4 million in 1998)             23,411,894     12,705,900
Deferred charges                                                                    359,294        533,540
Radio spectrum licenses                                                           7,864,836      6,090,791
-----------------------------------------------------------------------------------------------------------
                                                                                 31,636,024     19,330,231
                                                                               ----------------------------
                                                                               $218,001,597   $154,334,237
-----------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

---------------------------------------------------------------------------------------------------------------
December 31,                                                                           1999              1998
---------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable                                                                    $  9,809,268   $  7,042,966
Customers' deposits                                                                      448,995        400,655
Advance billings                                                                       2,677,044      2,303,696
Accrued payroll                                                                        1,156,120      1,283,083
Accrued interest                                                                         280,151        623,412
Other accrued liabilities                                                              2,888,530      1,955,176
Deferred revenue                                                                       1,835,694      1,221,849
---------------------------------------------------------------------------------------------------------------
                                                                                      19,095,802     14,830,837
                                                                                   ----------------------------
Long-term Debt                                                                        37,684,783     19,774,262
---------------------------------------------------------------------------------------------------------------

Long-term Liabilities
Deferred income taxes                                                                 31,604,744     14,243,872
Retirement benefits                                                                   10,854,052      9,852,634
Other                                                                                    797,175        749,728
---------------------------------------------------------------------------------------------------------------
                                                                                      43,255,971     24,846,234
                                                                                   ----------------------------
Minority Interests                                                                     1,781,241      1,472,419
---------------------------------------------------------------------------------------------------------------


Commitments

Shareholders' Equity
Preferred stock, no par value per share, authorized 1,000,000 shares; none issued              -              -
Common stock, no par value per share, authorized 20,000,000 shares;
issued 13,060,386 shares (13,016,988 in 1998)                                         43,943,136     43,527,636
Retained earnings                                                                     50,385,117     49,882,849
Unrealized gain on securities available for sale, net                                 21,855,547              -
---------------------------------------------------------------------------------------------------------------
                                                                                     116,183,800     93,410,485
                                                                                   ----------------------------
                                                                                    $218,001,597   $154,334,237
---------------------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
CFW Communications Company and Subsidiaries

---------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                      1999            1998             1997
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $  6,492,658    $  8,507,640    $ 12,220,932
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation                                                               11,458,860       9,730,746       8,559,656
Amortization                                                                1,164,352         772,592         636,581
Asset impairment charge                                                     3,950,894               -               -
Deferred taxes                                                              3,683,184       5,001,626         105,664
Retirement benefits other than pensions                                     1,001,418       1,006,965         835,451
Other                                                                          25,527         (37,534)        (10,426)
Equity loss from wireless investees                                        11,185,923       6,269,125         759,960
Minority interests, net of distributions                                      (55,738)         (4,013)        (41,306)
Distributions received from investments                                       132,090         218,705          99,704
Gain on sale of tower asset and investments                                (8,317,511)              -      (5,077,379)
Loss on write-down of investment                                                    -       1,009,661       2,808,145
Changes in assets and liabilities from operations:
(Increase) decrease in accounts receivable                                 (1,239,062)         83,299      (3,489,136)
(Increase) decrease in materials and supplies                                 419,496        (536,949)       (173,459)
Increase in other current assets                                             (123,564)        (99,158)       (238,786)
(Increase) decrease in income taxes                                        (1,311,351)       (815,766)        741,612
Increase in accounts payable                                                2,194,811       2,873,684         823,237
Increase (decrease) in other accrued liabilities                              463,130        (651,510)       (271,945)
Increase in other current liabilities                                         421,688         165,517         192,460
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  31,546,805      33,494,630      18,480,965
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment                                       (36,726,308)    (16,336,873)    (14,042,679)
Purchase of PCS licenses, net of minority interest                         (1,409,602)       (666,885)     (4,459,818)
Investments in PCS Alliances                                               (3,892,138)     (2,253,995)     (1,492,709)
(Advances to) repayments from PCS Alliances                                 1,857,393      (4,955,147)              -
Acquisitions of Internet company and subscribers                          (12,354,928)              -               -
Investment in national database provider                                            -      (1,004,681)              -
Sale of mortgage-backed securities                                                  -         971,288         540,961
Proceeds from the sale of tower asset and investments                       9,732,457               -       6,594,399
Purchase of cellular minority interests                                             -               -      (1,103,481)
Maturities and distributions from (contributions to) other investments        (49,800)        (45,239)         10,282
---------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (42,842,926)    (24,291,532)    (13,953,045)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends                                                             (5,990,390)     (5,660,024)     (5,349,009)
Payments on senior notes                                                   (3,636,364)     (3,741,764)              -
Additional borrowings (payments) under other debt facilities, net          20,663,025      (1,090,134)     (1,000,000)
Net proceeds from exercise of stock options                                   415,500         107,367          41,829
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        11,451,771     (10,384,555)     (6,307,180)
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                              155,650      (1,181,457)     (1,779,260)
Cash and cash equivalents:
Beginning                                                                      42,890       1,224,347       3,003,607
---------------------------------------------------------------------------------------------------------------------
Ending                                                                   $    198,540    $     42,890    $  1,224,347
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
CFW Communications Company and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Accumulated Other        Total
                                                           Common Stock              Retained       Comprehensive      Shareholders'
                                                       Shares          Amount        Earnings          Income             Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 199                              12,980,212      $43,378,440    $40,163,310     $ 2,460,176       $ 86,001,926
Comprehensive income:
Net Income                                                                           12,220,932
Unrealized loss on securities available
for sale, net of $1.6 million
of deferred tax effect                                                                               (2,460,176)
Comprehensive income                                                                                                     9,760,756
Cash dividends                                                                       (5,349,009)                        (5,349,009)
Stock options exercised, net                              6,442           41,829                                            41,829
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                           12,986,654       43,420,269     47,035,233               -         90,455,502
Comprehensive income:
Net Income                                                                            8,507,640
Comprehensive income                                                                                                     8,507,640
Cash dividends                                                                       (5,660,024)                        (5,660,024)
Stock options exercised, net                             30,334          107,367                                           107,367
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                           13,016,988       43,527,636     49,882,849               -         93,410,485
Comprehensive income:
Net Income                                                                            6,492,658
Unrealized gain on securities available
for sale, net of $14.0 million
of deferred tax effect                                                                               21,855,547
Comprehensive income                                                                                                    28,348,205
Cash dividends                                                                       (5,990,390)                        (5,990,390)
Stock options exercised, net                             43,398          415,500                                           415,500
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                           13,060,386      $43,943,136    $50,385,117     $21,855,547       $116,183,800
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

 Notes to Consolidated Financial Statements
 CFW Communications Company and Subsidiaries

Note 1. Significant Accounting Policies

CFW Communications Company is a diversified regional communications company that provides a broad range of products and services to businesses, telecommunication carriers and residential customers in Virginia and surrounding states. The Company's services include personal communications services ("PCS"), local telephone, long distance, cellular, paging, wireline and wireless cable television, directory assistance, competitive access, local Internet access and alarm monitoring and installation. Significant accounting policies follow:

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

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit.

SECURITIES AND INVESTMENTS: The Company has investments in debt and equity securities and partnerships. Management determines the appropriate classification of securities at the date of purchase and continually thereafter. The classification of those securities and the related accounting policies are as follows:

AVAILABLE FOR SALE SECURITIES: Securities classified as available for sale are primarily traded on a national exchange and are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors including changes in market conditions, liquidity needs and other similar factors. Securities available for sale are stated at fair value and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of shareholders' equity. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings.

EQUITY METHOD INVESTMENTS: These investments consist of partnership and corporate investments where the Company's ownership is 20% or more, except where such investments meet the requirements for consolidation. Under the equity method, the Company's share in earnings or losses of these companies is included in earnings.

INVESTMENTS CARRIED AT COST: These are investments in which the Company does not have significant ownership and for which there is no ready market. Information regarding these and all other investments is reviewed continuously for evidence of impairment in value. No impairment was deemed to have occurred at December 31, 1999.

     Interest on debt securities is recognized in income as accrued, and dividends on marketable equity securities are recognized in income when declared. Realized gains or losses are determined on the basis of specific securities sold and are included in earnings.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Accumulated depreciation is charged with the cost of property retired, plus removal cost, less salvage. Depreciation is determined under the remaining life method and straight-line composite rates. Buildings are depreciated over a 50-year life. Network plant and equipment are depreciated over various lives from 3 to 50 years, with an average life of approximately 13 years for the category. Furniture, fixtures and other equipment are depreciated over various lives from 5 to 24 years. Radio spectrum licenses, which are for areas where the licenses are being used in operations, are amortized over a life of 30 years. The Company has other radio spectrum licenses that are included in other assets until such licenses are placed in service. Depreciation provisions were approximately 7.0%, 6.8% and 6.6% of average depreciable assets for the years 1999, 1998 and 1997, respectively.

MATERIALS AND SUPPLIES: The Company's materials and supplies inventory consists primarily of items held for resale such as cellular and PCS phones, pagers, wireline business phones and accessories. The Company values its inventory at the lower of cost (specific identification) or market. The market value is determined by reviewing current replacement cost, marketability, and obsolescence.

COST IN EXCESS OF NET ASSETS ACQUIRED: Cost in excess of net assets acquired resulting from acquisitions is being amortized over various lives from 10 to 30 years using the straight-line method. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and assesses whether impairment has occurred. This assessment is derived based on current and future levels of income and cash flow as well as other factors, such as business trends, future prospects and market and economic conditions.

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

RETIREMENT BENEFITS OTHER THAN PENSIONS:
The Company provides certain health care benefits for all retired employees that meet eligibility requirements. The Company's share of the estimated costs of benefits that will be paid after retirement is generally being accrued by charges to expense over the eligible employee's service periods to the dates they are fully eligible for benefits.

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

     The weighted average number of common shares outstanding (diluted), which was used to compute diluted net income per share, was derived by adding weighted average outstanding shares ("Average shares outstanding - basic") plus assumed conversion of dilutive stock options (71,084, 85,681, and 73,525 shares for 1999, 1998 and 1997, respectively). The Company had 27,500, 31,850, and 52,450 stock options outstanding in 1999, 1998 and 1997, respectively, which could potentially dilute net income per share in future periods, but which were not included in diluted net income per share for the periods presented since the results were antidilutive. There were no adjustments to net income in the computation of diluted net income per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS:
The fair values of financial instruments recorded on the balance sheet, except securities and investments, are not significantly different from the carrying amounts, based on cash flows relative to similar instruments. Information as to securities and investments is included elsewhere in Notes 1, 3 and 4. The fair value of off-balance sheet guarantees, as described in Note 3, is not determinable due to the nature of the transaction.

MAJOR CUSTOMER: The Company has one customer that accounts for greater than 10% of its revenue, primarily consisting of carrier access charges for long distance services, billing and collecting services and directory assistance. The percent of operating revenue from this customer was 20% in 1999, 28% in 1998, and 34% in 1997. The primary segments receiving revenue from this customer were telephone and directory assistance.

FINANCIAL STATEMENT CLASSIFICATIONS: Certain amounts in the prior year financial statements have been reclassified, with no effect on net income, to conform with classifications adopted in 1999.

Note 2. Disclosures About Segments of an Enterprise and Related
Information

The Company has six primary business segments which have separable management focus and infrastructures and that offer different products and services. These segments are as follows:

Telephone: The Company has a 100-year-old local telephone business subject to the regulations of the State Corporation Commission of Virginia. This business is the incumbent local exchange carrier (ILEC) for several areas in western Virginia. Principle products offered by this business are local service, which includes advanced calling features, network access, long distance toll and directory advertising.

Network: In addition to the ILEC services, the Company directly or indirectly owns 500 miles of fiber optic network and provides transport services for long distance, Internet and private network services. This network is connected and marketed with Carolina's FiberNet in parts of a mid-Atlantic eight state region. Additionally, the network business, which began offering Competitive Local Exchange (CLEC) service in 1998, is certified in Virginia, West Virginia and Tennessee and provided CLEC service in four markets throughout 1999 and commenced offering CLEC services in four additional markets late in 1999.

Internet: The Company provides Internet access services through a local presence in 48 markets in Virginia, West Virginia, Tennessee and North Carolina. Through internal growth and acquisition, the Company has six times more Internet customers at the end of 1999 versus the prior year end. The Company offers high-speed data services, such as dedicated service and DSL(Digital Subscriber
Line) in an increasing number of these markets within this region.

Wireless: The Company's wireless business carries cellular and digital phones and services, paging and voicemail and is marketed in the retail and business-to-business channels primarily within the Company's cellular territory.

Directory Assistance: The Company's directory assistance business provides third party directory assistance for customers of several communications companies and handled an average of more than 180,000 requests per day in 1999. Revenues from its largest customer, AT&T, accounted for 86%, 94% and 97% of the segments total revenues for 1999, 1998, and 1997, respectively.

Wireless Cable: The cable business offers wireless video cable service and offers wireless cable high-speed Internet service in Charlottesville, Virginia.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes certain unallo- cated corporate related items, as well as results from the Company's alarm, communication services and wireline cable businesses, which are not considered separate reportable segments.

                                Network                           Directory   Wireless
(in thousands)     Telephone   and CLEC   Internet    Wireless   Assistance    Cable      Other      Total
-----------------------------------------------------------------------------------------------------------
1999
Revenues           $ 31,261   $  5,635   $  5,611    $ 10,781   $ 12,104   $  2,768   $  5,632   $ 73,792
EBITDA               21,697      1,010       (808)      4,116      1,528        422      2,131     30,096
Depreciation &
Amortization          3,753      1,311      1,237         967      1,300      2,153      1,902     12,623
Asset impairment
charge (Note 7)                                                               2,713      1,238      3,951
Total Segment
Assets               45,309     24,763     16,778       9,156     14,261     20,376     12,863    143,506
Corporate Assets                                                                                   74,496
                                                                                                 ----------
Total Assets                                                                                     $218,002
-----------------------------------------------------------------------------------------------------------
1998
Revenues           $ 30,548   $  4,024   $  1,416    $ 10,231   $ 12,950   $  2,966   $  4,551   $ 66,686
EBITDA               21,715      1,943       (338)      4,896      3,018        365      1,531     33,130
Depreciation &
Amortization          3,343      1,378        259         637      1,032      2,724      1,130     10,503
Total Segment
Assets               42,521     13,033      1,048       7,581     10,942     26,018     14,542    115,685
Corporate Assets                                                                                   38,649
                                                                                                 ----------
Total Assets                                                                                     $154,334
-----------------------------------------------------------------------------------------------------------
1997
Revenues           $ 28,828   $  3,165   $    832    $  8,602   $ 10,533   $  3,112   $  3,938   $ 59,010
EBITDA               19,708      2,036       (149)      4,318      1,627        285        783     28,608
Depreciation &
Amortization          3,169        926        145         602        916      2,567        871      9,196
Total Segment
Assets               40,523     12,170        652       6,877     12,593     29,048     14,664    116,527
Corporate Assets                                                                                   31,216
                                                                                                 ----------
Total Assets                                                                                     $147,743
-----------------------------------------------------------------------------------------------------------


     Wireless revenues are reported net of cost of sales, primarily for handsets, of $8.1 million, $4.4 million and $1.7 million for the three years ended December 31, 1999. Directory assistance revenues are reported net of data-base access charges of $3.9 million, $5.0 million and $4.1 million for the three years ended December 31, 1999. Wireless cable revenues are reported net of programming and equipment costs of $1.8 million, $1.7 million and $1.5 million for the three years ended December 31, 1999.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 1). The Company evaluates the performance of its operating segments principally on operating revenues and earnings before income taxes, depreciation and amortization (EBITDA). Corporate functions are allocated at cost to the operating segments and all other intercompany transactions are cost based. Segment depreciation and amortization contains an allocation of depreciation and amortization from corpo-rate assets. Corporate depreciation and amortization not allocated to the segments is indicated in the "Other" column in the table on page 24.

Note 3. Investments in
Wireless Affiliates

At December 31, 1999, the Company had invested $1.1 million ($0.9 million at December 31, 1998) for a 21% common ownership interest in Virginia PCS Alliance, L.C. ("VA Alliance"), a provider of personal communications services ("PCS") serving a 1.6 million populated area in central and western Virginia. The Company is managing network expansion and ongoing operations pursuant to a service agreement. PCS operations began throughout the Virginia region in the fourth quarter of 1997.

     At December 31, 1999, the Company had invested approximately $9.1 million ($6.0 million at December 31, 1998) for convertible preferred ownership interest in the VA Alliance which is convertible in 2001 into additional common ownership interest. If converted, the Company would have a 46% ownership interest in the VA Alliance. In December 1996, the VA Alliance also issued $12.9 million of redeemable preferred ownership interest that can be redeemed by the investor after December 31, 2001. In the event the investor elects to redeem such preferred equity after such date, the Company may elect to fund $11.4 million of such obligation in exchange for additional common ownership in the VA Alliance. In the event this redemption and funding occurs, and the Company converts its convertible preferred ownership interest, the Company would have a 65% common ownership interest in the VA Alliance.

     The Company has committed to provide $14.3 million additional capital to the VA Alliance in installments of $6.5 million in 2000, $6.5 million in 2001 and $1.3 million in 2002. Such additional capital commitments would be reduced by proceeds, if any, from future equity offerings by the VA Alliance.

     The Company has a 45% common ownership interest in the West Virginia PCS Alliance, L.C. ("WV Alliance"), a provider of PCS serving a 2.0 million populated area in West Virginia and eastern Kentucky, southwestern Virginia and eastern Ohio. The Company is managing network expansion and ongoing operations pursuant to a service agreement. PCS operations began in Charleston and Huntington, West Virginia, in the fourth quarter of 1998 and expanded to Morgantown and the northern corridor of West Virginia in the second quarter of 1999.

     The Company has committed to provide additional capital to the WV Alliance of $1.9 million in three equal annual installments beginning in January 2000. Such additional capital commitments would be reduced by proceeds, if any, from future equity offerings by the WV Alliance.

     Summarized financial information for the VA Alliance and WV Alliance ("Alliances"), both of which are accounted for by the equity method, are as follows:


                                        VA Alliance                  WV Alliance
(in thousands)                        1999         1998         1999         1998
-----------------------------------------------------------------------------------------------------------
Current assets                   $   9,241    $   3,648    $   2,367    $     488
Noncurrent assets                  111,601      100,668       51,130       30,644
Current liabilities                  7,633       11,991        3,076       10,732
Noncurrent liabilities             131,478       90,301       51,125        9,237
Redeemable preferred interest       15,192       14,345            -            -

                                                VA Alliance                           WV Alliance
(in thousands)                        1999         1998         1997         1999         1998         1997
-----------------------------------------------------------------------------------------------------------
Net sales                        $  12,677    $   3,200    $     119    $   3,087    $     114    $      -
Gross profit (loss)                  6,059        1,635         (197)         (77)        (107)          -
Net loss applicable to
common owners                      (26,139)     (24,415)      (3,952)     (13,287)      (3,103)          -
Company's share of net loss         (5,436)      (5,076)        (834)      (5,929)      (1,391)          -


     The Company has entered into guarantee agreements whereby the Company is committed to provide guarantees of up to $71.0 million of the Alliances' debt and redeemable preferred obligations. Such guarantees become effective as obligations are incurred by the Alliances. At December 31, 1999, the Company has guaranteed $67.5 million of the Alliance's obligations.

     In its managing member role, the Company provides certain corporate services for the Alliances, including executive, finance, accounting, information management, human resources, and other general and administrative services (collectively, "corporate services"). The Company charged the Alliances $3.3 million in 1999, $1.9 million in 1998 and $0.5 million in 1997 for these corporate services. Retained earnings of the Company at December 31, 1999 include accumulated losses of $11.6 million related to these Alliances.

Note 4. Securities and Investments

Investments consist of the following as of December 31:
                                                                                                          Carrying Values
                                                         Type of Ownership                              1999           1998
----------------------------------------------------------------------------------------------------------------------------
Available for Sale
American Telecasting, Inc.                               Equity Securities                        $       -   $     275,362
Illuminet Holdings, Inc.                                 Equity Securities                        37,612,740      1,778,787
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  37,612,740      2,054,149
                                                                                                 ---------------------------
Equity Method
Virginia PCS Alliance, L.C.                              Equity and Convertible
                                                         Preferred Interests                        (773,449)     1,404,879
West Virginia PCS Alliance, L.C.                         Equity Interest                            (633,003)     4,661,583
Virginia Telecommunications Partnership                  General Partnership Interest                296,973        325,684
Virginia Independent Telephone Alliance                  Limited Partnership Interest                527,595        489,628
Other                                                    Partnership Interests                       564,696        518,605
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     (17,188)     7,400,379
                                                                                                 ---------------------------
Cost Method
Multimedia Medical Systems, Inc.                         Equity Securities                           362,221        362,221
Listing Services Solutions, Inc.                         Equity Securities                         1,004,681      1,004,681
Other                                                    Equity Securities                           147,022        159,558
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,513,924      1,526,460
                                                                                                 ---------------------------
                                                                                                 $39,109,476    $10,980,988
----------------------------------------------------------------------------------------------------------------------------

     In October 1999, Illuminet Holdings, Inc. completed an initial public offering ("IPO") and commenced being traded on the NASDAQ exchange under the symbol ILUM. The Company holds 683,000 shares of ILUM at a cost of $1.8 million with a market value of $37.6 million on December 31, 1999 ($55.00 per share). Concurrent with ILUM's NASDAQ listing, the Company reclassified the investment from the cost method category to the available for sale category. Prior to this date, the investment was accounted for under the cost method. Pursuant to the terms of the IPO, the Company is restricted from selling shares of ILUM until April 2000.

     The Company sold its investment in American Telecasting, Inc. ("ATEL") in September 1999, for $6.50 per share, recognizing a $7.6 million gain. At December 31, 1998, the Company owned 1.2 million shares of ATEL which had a carrying value of $0.20 per share, net of total impairment losses of $3.8 million recorded in 1998 and 1997.

     Changes in the unrealized gain (loss) on available for sale securities during the years ended December 31, 1999 and 1998, reported as a separate component of shareholders' equity are as follows:

                                                                                              1999                   1998
--------------------------------------------------------------------------------------------------------------------------
Unrealized gain, beginning balance                                                        $         -       $           -
Unrealized holding gains during the year                                                   35,868,877                   -
--------------------------------------------------------------------------------------------------------------------------
Unrealized gain, ending balance                                                            35,868,877                   -
Deferred tax effect related to net unrealized holding gains                               (14,013,330)                  -
--------------------------------------------------------------------------------------------------------------------------
Unrealized gain included in shareholders' equity                                          $21,855,547       $           -
--------------------------------------------------------------------------------------------------------------------------


Note 5. Long-Term Debt and Lines of Credit

Long-term debt and lines of credit consist of the following as of December 31:

                                                                                             1999                   1998
--------------------------------------------------------------------------------------------------------------------------
7.26% Unsecured senior notes due in annual
installments from 2000 to 2007                                                            $12,727,272          $16,363,636
6.25% Notes payable secured by certain PCS
radio spectrum licenses due from 2000 to 2006                                               1,427,180            1,500,760
Borrowings under lines of credit                                                           23,530,331            1,909,866
--------------------------------------------------------------------------------------------------------------------------
                                                                                          $37,684,783          $19,774,262
--------------------------------------------------------------------------------------------------------------------------

Using proceeds from borrowings under the Company's lines of credit, the Company paid $3.2 million of principal on the unsecured senior notes in January 2000 and, in February 2000, paid $9.5 million to the senior note holders in full redemption of the senior notes. In connection with this redemption, the Company increased its committed lines of credit from $45 million to $60 million. The Company has classified borrowings under its notes payable and lines of credit as long-term, since the Company has the ability and the intent to refinance these borrowings with existing lines of credit that have a maturity of beyond one year. The blended interest rates on the borrowings under lines of credit as of December 31, 1999, 1998 and 1997 were 6.2%, 5.2% and 5.9%, respectively.

     Interest expense was $1.1 million, $0.7 million and $0.9 million for 1999, 1998 and 1997, respectively. Maturities of long-term debt for each of the next five years are 2000 - $34.8 million; 2001 - $1.7 million; 2002 - $0.2 million; 2003 - $0.2 million; and 2004 - $0.2 million.

Note 6. Acquisitions

In August 1999, the Company acquired, for cash, all of the outstanding stock of NetAccess, Inc. ("NAXS"), an Internet Service Provider ("ISP"), for an initial payment of approximately $6.0 million. In addition, a contingent purchase payment will be made based on achievement of future performance levels during calendar year 2000. At this time, the contingent payment can not be reasonably estimated. The contingent payment, if applicable, will be made during the first quarter of 2001. NAXS, now a wholly-owned operating subsidiary of the Company, is engaged in the business of providing dial-up and dedicated Internet access, high-speed access through DS Land ISDN technology. This acquisition increased the Company's core Internet customers by approximately 13,500 subscribers on the date of acquisition. NAXS also operates a Competitive Local Exchange Carrier ("CLEC") telephone company through its wholly-owned subsidiary, NA Communications, Inc. The excess of the total acquisition cost over the fair value of the net assets acquired of approximately $6.0 million is being amortized over 10 years by the straight-line method. This acquisition has been accounted for as a purchase and results of operations since the date of acquisition are included in the 1999 consolidated financial statements.

     In October 1999, CFW Cornerstone, Inc. ("CFW Cornerstone"), a wholly-owned subsidiary of the Company, acquired substantially all of the assets of Cornerstone Networks, Inc. ("Cstone"), an ISP, for an initial payment of approximately $4.5 million in cash. In addition, contingent purchase payments will be made based on achievement of future performance levels during calendar year 2000. At this time the contingent payment cannot be reasonably estimated. All contingent payments, if applicable, will be made during the first quarter of 2001. CFW Cornerstone provides dial-up and dedicated Internet access, high-speed access through DSLand ISDN technology. This acquisition increased the Company's Internet customers by approximately 9,000 subscribers on the date of acquisition.

     The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations are included in the financial statements as of the date of acquisition, and the assets and liabilities were recorded based upon their fair values at the date of acquisition. The excess of the total acquisition cost over the fair value of the net tangible assets and other identifiable intangible assets acquired of approximately $3.8 million is being amortized over 10 years by the straight-line method. The acquisition also included various non-compete agreements, which are being amortized over the life of each respective agreement.

     The following table represents the Company's unaudited proforma results for 1999 and 1998 assuming the acquisitions occurred on January 1, 1998 (in thousand, except for per share data):

Year Ended December 31,         1999           1998
------------------------------------------------------
Operating Revenues            $79,774        $69,812
Net Income                      5,308          6,449
Net Income
per common share - diluted    $  0.40         $ 0.49

     These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually occurred had the acquisitions been made on or before January 1, 1998, nor are they an indication of future performance.

     In addition, the Company has acquired the assets of several other ISP's for a total of $1.9 million. The transactions were accounted for under the purchase method of accounting and, accordingly, the assets and liabilities were recorded based on upon their fair values at the date of acquisition. The total acquisition cost over the fair value of the net identifiable tangible and intangible assets acquired of $1.0 million is being amortized over 10 years by the straight-line method. These acquisitions increased the Company's core customer base by approximately 6,600 subscribers.

Note 7. Asset Impairment and dispositions

As a result of the Company's conversion to a single billing platform capable of billing wireline and wireless services, the Company recognized a $1.2 million ($0.8 million after-tax) write-off of software associated with the prior billing system during the fourth quarter of 1999.

     In September 1999, the Company recognized an asset impairment charge of $2.7 million ($1.7 million after-tax) relating to certain wireless analog cable equipment. The Company provides wireless analog cable services over MMDS spectrum. Acquisitions of MMDS spectrum by Sprint Corp. and MCI WorldCom are expected to accelerate development of digital equipment for high-speed digital data, and possibly voice, applications. As a result of these actions, an analysis of cash flows in each market and an assessment of the alternative uses for this spectrum, the Company determined that the carrying value of certain wireless analog cable equipment was impaired and recognized the asset write-down. The wireless analog cable equipment, which was deemed to be impaired in value, was written-down to its estimated net realizable value of $0.2 million based on the Company's assessment of fair value of similarly used equipment.

     The Company recognized a $1.0 million and $2.8 million impairment loss for the years ended December 31, 1998 and 1997, respectively, on its investment in ATEL, which resulted in a carrying value in the investment of $0.3 million at December 31, 1998. In 1999, the Company received cash proceeds of $7.9 million and recognized a gain of $7.6 million due to the purchase of American Telecasting, Inc. by Sprint Corp.

     In July 1999, the Company sold its Richmond tower for $1.6 million, recognizing a gain of $0.7 million.


Note 8. Income Taxes

The components of income tax expense are as follows for the years ended December 31:


                                       1999           1998           1997
--------------------------------------------------------------------------------
Current tax expense:
Federal tax expense (benefit)   $  (809,101)   $   690,507    $ 6,165,040
State tax expense (benefit)          (6,379)       (53,193)     1,127,791
--------------------------------------------------------------------------------
                                   (815,480)       637,314      7,292,831
Deferred tax expense:
Federal deferred tax expense      3,306,693      4,500,178         95,070
State deferred tax expense          376,491        501,448         10,594
--------------------------------------------------------------------------------
                                  3,683,184      5,001,626        105,664
--------------------------------------------------------------------------------
                                $ 2,867,704    $ 5,638,940    $ 7,398,495
--------------------------------------------------------------------------------


Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows for the years ended December 31:

                                                               1999           1998          1997
------------------------------------------------------------------------------------------------
Computed tax at statutory rate                          $ 3,182,523    $ 4,851,302   $ 6,766,799
Tax credits, net of basis adjustment                       (492,687)             -             -
Excess charitable contribution benefit                     (734,657)             -             -
State income taxes, net of federal income tax benefit       244,274        295,848       751,334
Nondeductible amortization                                  215,560        132,940       132,940
Other, net                                                  452,691        358,850      (252,578)
------------------------------------------------------------------------------------------------
                                                        $ 2,867,704    $ 5,638,940   $ 7,398,495
------------------------------------------------------------------------------------------------


Net deferred income tax assets and liabilities consist of the following components at December 31:

                                                          1999          1998
--------------------------------------------------------------------------------
Deferred income tax assets:
Retirement benefits other than pension             $ 3,497,202   $ 3,334,042
Net operating loss of acquired companies             1,277,704     1,074,000
Net operating loss                                   3,393,237     1,051,538
Alternative minimum tax credit carryforwards           627,367       627,367
Accrued expenses                                       848,368       268,577
Federal and state tax credits                          672,411             -
Other                                                1,274,461       447,183
--------------------------------------------------------------------------------
                                                    11,590,750     6,802,707

Deferred income tax liabilities:
PCS investments, net                                12,981,599     6,041,723
Property and equipment                              16,007,662    15,004,856
Unrealized gain on securities available for sale    14,013,330             -
Other                                                  192,903             -
--------------------------------------------------------------------------------
                                                    43,195,494    21,046,579
--------------------------------------------------------------------------------
Net deferred income tax liabilities                $31,604,744   $14,243,872
--------------------------------------------------------------------------------

     In connection with the acquisition of NAXS (Note 6), the Company recorded approximately $0.3 million of deferred tax assets at the date of acquisition. The Company had alternative minimum tax ("AMT") credit carryforwards of $0.6 million, which have been reflected as a reduction of deferred taxes. AMT credits may generally be carried forward indefinitely and used in future years to the extent the Company's regular tax liability exceeds the AMT liability for such future years. For tax purposes, the Company had available net operating loss ("NOL") carryforwards for regular income tax purposes of approximately $2.8 million at December 31, 1998. This loss has been carried back to 1996 and the related benefit has been recorded in current income taxes receivable. The Company is anticipating that the 1999 NOL will be approximately $8.4 million, which will expire in 2019. The Company also had federal and state investment tax credit carryforwards for tax purposes of approximately $0.7 million, which expire during 2019.


Note 9. Shareholder Rights Plan

In February 2000, the Company adopted a new ten-year shareholder rights plan that provides a right to common shareholders to acquire a unit of preferred stock of the Company at a purchase price of $162. The new rights plan replaces the Company's prior plan which was adopted in 1990 and expired in February 2000. The right is exercisable only upon the occurrence of certain events. If a third party acquires 15% or more of the Company's common stock, without prior approval of the Board of Directors, other shareholders are entitled to receive, upon exercise of the right and payment of the purchase price, common stock or preferred stock at the option of the Company having a value equal to twice the amount of the purchase price.


Note 10. Pension Plans and Other Postretirement Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1999, and a statement of the funded status as of December 31 of each year:

                                        Defined Benefit Pension Plan    Other Postretirement Benefit Plan
                                           1999             1998            1999              1998
---------------------------------------------------------------------------------------------------------
Change in benefit obligations:
Benefit obligations, beginning         $ 19,373,662    $ 16,655,591    $  8,417,072    $  7,134,616
Service cost                                783,742         617,099         211,526         202,347
Interest cost                             1,323,014       1,212,044         578,690         525,784
Amendment                                   131,532               -               -               -
Actuarial (gain) loss                    (1,363,569)      1,767,159        (745,891)        671,957
Benefits paid                            (1,105,135)       (878,231)       (259,875)       (117,632)
---------------------------------------------------------------------------------------------------------
Benefit obligations, ending            $ 19,143,246    $ 19,373,662    $  8,201,522    $  8,417,072
---------------------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets, beginning   $ 19,118,948    $ 17,791,099    $          -    $         -
Actual return on plan assets              2,744,040       2,206,080               -              -
Employer contribution                             -               -         259,875        117,632
Benefits paid                            (1,105,135)       (878,231)       (259,875)      (117,632)
---------------------------------------------------------------------------------------------------------
Fair value plan assets, ending         $ 20,757,853    $ 19,118,948    $          -    $         -
---------------------------------------------------------------------------------------------------------

Funded status:
Funded status, beginning               $  1,614,607    $   (254,714)   $ (8,201,522)   $ (8,417,072)
Unrecognized net actuarial gain          (3,088,692)       (861,171)       (915,930)       (170,039)
Unrecognized prior service cost             632,327         533,334               -               -
Unrecognized transition obligations          31,560          47,341               -               -
---------------------------------------------------------------------------------------------------------
Accrued benefit cost                   $   (810,198)   $   (535,210)   $ (9,117,452)   $ (8,587,111)
---------------------------------------------------------------------------------------------------------

     The Company's matching contributions to the defined contribution plan were $0.5 million, $0.4 million, and $0.3 million for the years ended December 31, 1999, 1998, and 1997, respectively.

     The accumulated benefit obligation of the Company's nonqualified pension plan was approximately $0.9 million, $0.7 million and $0.4 million at December 31, 1999, 1998 and 1997, respectively, and has been classified with retirement benefits other than pensions. All of the Company's plans for post retirement benefits other than pensions and the nonqualified pension plan have no plan assets.

     The following table provides the components of net periodic benefit cost for the plans:


                                                      Defined Benefit Pension            Other Post Employment Benefit Plan
                                                 1999           1998           1997        1999          1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Service cost                              $   783,742    $   617,099    $   486,925    $211,526   $   202,347    $   177,187
Interest cost                               1,323,014      1,212,044      1,175,197     578,690       525,784        503,626
Expected return on plan assets             (1,864,548)    (1,729,609)    (1,579,686)          -             -              -
Amortization of transition obligations         15,781         15,781         15,781           -             -              -
Amortization of prior service cost             32,539         32,539         45,005           -             -              -
Recognized net actuarial gain                       -        (26,625)       (15,352)          -        (9,382)       (12,656)
-----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                 $   290,528    $   121,229    $   127,870    $790,216   $   718,749    $   668,157
-----------------------------------------------------------------------------------------------------------------------------




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

     The assumptions used in the measurements of the Company's benefit obligations are shown in the following table:


                                       Defined Benefit Pension Plan          Other Post Employment Benefit Plan
Assumptions as of December 31,         1999        1998        1997             1999        1998         1997
-----------------------------------------------------------------------------------------------------------------
Discount rate                           7.50%       7.00%       7.50%            7.50%       7.00%        7.50%
Expected return on plan assets         10.00%      10.00%      10.00%               -           -            -
Rate of compensation increase           4.75%       4.75%       4.75%               -           -            -
-----------------------------------------------------------------------------------------------------------------

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually each year to a rate of 6.00% for 2006 and to remain at that level thereafter.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a 1% change on the total of service and interest cost components of net periodic postretirement health care benefit cost would be $0.1 million for a 1% increase and $0.1 million for a 1% decrease. Additionally, the effect of a 1% change on the health care component of the accumulated postretirement benefit obligations would be $1.2 million for a 1% increase and $1.0 million for a 1% decrease.

Note 11. Stock Plans

The Company's 1997 Stock Compensation Plan ("Option Plan") provides for the grant of stock options, stock appreciation rights ("SARS"), stock awards and performance shares to officers and certain key management employees. A maximum of 950,000 shares of common stock may be issued under the Option Plan by means of the exercise of options or SARS, the grant of stock awards and/or the settlement of performance shares. The Company's Non-Employee Director's Stock Option Plan ("Director's Plan") provides a non-employee director the opportunity to receive stock options in lieu of a retainer fee. Amaximum of 25,000 shares of common stock may be issued upon the exercise of options granted under the Director's Plan. Stock options must be granted under the Plans at not less than 100% of fair market value at the date of grant and have a maximum life of ten years from the date of grant. Options and other awards under the Plans may be exercised in compliance with such requirements as determined by a committee of the Board of Directors.

     A summary of the status of the Stock Option Plans at December 31, 1999, 1998 and 1997 and changes during the years ended on those dates are as follows:

                                                               1999                       1998                           1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                        Weighted-Average            Weighted-Average               Weighted-Average
                                                              Exercise                  Exercise                       Exercise
Options                                        Shares         Price          Shares       Price           Shares        Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               468,679        $19.13         409,210      $17.10         325,022        $15.90
Granted                                        170,407         22.58         115,740       23.02         109,373         20.68
Exercised                                      (62,015)        14.22         (45,971)      10.25          (8,915)        10.33
Forfeited                                      (54,170)        21.54         (10,300)      21.62         (16,270)        20.90
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                     522,901        $20.59         468,679      $19.13         409,210        $17.10
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                     230,291        $18.90         225,631      $17.12         212,545        $14.89
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average fair value per option
of options granted during the year                     $6.53                         $6.91                        $6.15
-----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                 Options Outstanding                            Options Exercisable
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Weighted-Average         Weighted-                                   Weighted-
Range of                      Number of          Remaining                Average                Number of             Average
Exercise Prices               Shares             Contractual Life         Exercise Price           Shares            Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
$10.00 - 12.75                 38,600                 1 year                 $11.33                38,600               $11.33
$16.25 - 19.38                117,856                6 years                 $17.75                84,296               $17.81
$20.88 - 25.75                366,445                8 years                 $22.48                107,395              $22.48

     Grants of options under the Plans are accounted for following Accounting Principles Board ("APB") Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recorded. The Company has elected to apply the disclosure-only provisions of FASB Statement No. 123. However, had compensation cost been recorded based on the fair value of awards at the grant date, the pro forma impact on the Company's net income and net income per common share - diluted would have been $0.8 million ($0.06 per share) in 1999, $0.4 million ($0.03 per share) in 1998 and $0.2 million ($0.02 per share) in 1997. The pro forma effects of applying FASB Statement No. 123 are not indicative of future amounts since, among other reasons, the requirements of the Statement have been applied only to options granted after December 31, 1994.

     The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend rate of 2.0% to 2.1% for 1999, 1.7% to 2.0% for 1998, and 1.9% to 2.3% for 1997;
risk-free interest rates of 4.8% to 6.4% for 1999, 5.0% to 5.7% for 1998, and 5.9% to 6.3% for 1997; expected lives of 6 years for 1999, 1998 and 1997; and price volatility of 25.8% to 26.3% for 1999, 26.0% to 26.3% for 1998, and 23.1%
to 24.6% for 1997.

     The Company also has a plan whereby employees can use up to 10% of their gross wages to purchase the Company's common stock at a price 10% less than the market price on the purchase date.

Note 12. Supplementary Disclosures Of Cash Flow Information

The following information is presented as supplementary disclosures for the Consolidated Statements of Cash Flows:

                                                                       1999                     1998            1997
----------------------------------------------------------------------------------------------------------------------------
Cash payments for:
Interest, net of capitalized interest of $637,431 in 1999,
$785,854 in 1998, and $762,643 in 1997                                $2,335,839             $ 925,609       $1,067,098
----------------------------------------------------------------------------------------------------------------------------
Income taxes                                                           $ 495,871            $1,453,080       $6,551,222
----------------------------------------------------------------------------------------------------------------------------

     In 1997, the Company contributed two PCS radio spectrum licenses valued at $4.5 million to the WV Alliance in exchange for equity ownership (Note 3). In 1997, the Company acquired through the FCC auction certain PCS radio spectrum licenses for approximately $1.6 million of notes payable.


Note 13. Lease Commitments

The Company has several operating leases for administrative office space, retail space, tower space, channel rights, and equipment. The leases for retail and tower space have initial lease periods of three to thirty years. These leases are associated with the operation of a cellular business in Virginia Rural Service Area 6 in which the Company is the general partner. The leases for channel rights relate to the Company's wireless cable operations and have initial terms of three to ten years. The equipment leases have an initial term of three years. Rental expense for operating leases was $1.7 million, $2.0 million and $1.4 million in 1999, 1998, and 1997, respectively. The total amount committed under these lease agreements is: $1.6 million in 2000, $0.9 million in 2001, $0.9 million in 2002, $0.7 million in 2003, $0.7 million in 2004 and $4.3 million for the years thereafter.

     The Company has commitments for capital expenditures of approximately $5 million as of December 31, 1999, all of which are expected to be incurred in fiscal 2000.
--------------------------------------------------------------------------------

Independent Auditor's Report

To the Board of Directors
CFW Communications Company
Waynesboro, Virginia

     We have audited the accompanying consolidated balance sheets of CFW Communications Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CFW Communications Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/S/McGladrey & Pullen, LLP

Richmond, Virginia
February 17, 2000

Management's Discussion and Analysis
OVERVIEW

     CFW Communications Company ("CFW" or the "Company") is an integrated communications provider. The Company provides a broad range of products and services to business and residential customers in Virginia, West Virginia, Kentucky and Tennessee. These communications products and services include digital PCS, dial-up Internet access, high-speed data services such as Digital Subscriber Line ("DSL") and dedicated service, local telephone, long distance, cellular, personal communications services ("PCS"), paging, wireless and wireline cable television, directory assistance, competitive access, and alarm monitoring and installation.

     The Company's strategy is to be a regional full-service provider of communications products and services to customers within an expanding service area. The Company has implemented this strategy through acquisitions, investments in spectrum licenses and internal growth through capital investment. In addition, the Company has leveraged its existing switching platform and fiber optic network by introducing new services such as long distance directory assistance, long distance services to local telephone customers and surrounding communities, cable television, local Internet access, and various enhanced services such as Call Waiting and Caller Identification. These activities continue to contribute to growth in the Company's operating revenues. In addition to these activities, the Company has commenced offering, in selected markets within Virginia, a competitive local telephone service and digital subscriber line ("DSL") Internet service. The Company will further expand its operations base and its service offerings in Virginia and West Virginia in 2000.

     As a result of the Company's increasing focus on and growth in digital PCS, Internet access and competitive local telephone ("CLEC") services, a significant portion of the Company's operating revenues and operating cash flows (operating cash flow is defined as operating income before depreciation and amortization and asset impairment charges) are being generated by businesses other than the mature telephone operations. Throughout 2000, management expects continued growth in revenue from its current consolidated operations. However, the Company is experiencing lower operating margins due to start-up costs of newer businesses associated with expansion into new markets and introduction of new service offerings throughout the region. This is expected to continue.

     As mentioned above, the Company references operating cash flows as one measure of operating performance. Management believes operating cash flow is a meaningful indicator of the Company's performance. Operating cash flows are commonly used in the wireless communications industry and by financial analysts and others who follow the industry to measure operating performance. Operating cash flows should not be construed as an alternative to operating income or cash flows from operating activities (both of which are determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

     Through the Virginia PCS Alliance, L.C. ("VA Alliance") and West Virginia PCS Alliance, L.C. ("WV Alliance"), and other PCS joint ventures, the Company has acquired radio spectrum licenses for personal communications services ("PCS") for markets with an aggregate population of 5.4 million people. These licenses have enabled the Company, as managing member of both Alliances, to deploy PCS services in central and western Virginia, central West Virginia and eastern Kentucky and will enable the Company to provide services in additional markets in Virginia, West Virginia and parts of Maryland, Ohio, Pennsylvania, Kentucky and Tennessee. The VA Alliance completed its first full year of operation in 1998 and the WV Alliance commenced offering PCS services in the Charleston and Huntington, WV corridor in the fourth quarter of 1998. The WV Alliance commenced offering PCS services in the Clarksburg, Fairmont and Morgantown corridor in the second quarter of 1999. Due to start-up costs resulting from the Alliances' market expansion, customer acquisition costs and handset subsidies taken on the sale of the Alliances' digital products, the Alliances are generating significant operating losses which are expected to continue in 2000. These losses from equity investments are expected to exceed net income growth from consolidated operations and will likely result in consolidated net income levels below amounts reported in recent years.

     The Company wishes to caution readers that these forward-looking statements and any other forward-looking statements made by the Company are based on a number of assumptions, estimates and projections including but not limited to, continuation of economic growth and demand for wireless and wireline communications services; continuation of current level of services for certain material customers; reform initiatives being considered by the FCC being relatively revenue neutral; significant competition in the Company's telephone service area not emerging in 2000; the impact on capital requirements and earnings from new business opportunities and expansion into new markets and anticipated competitive activity not being greater than anticipated; and the achievement of build-out, operational, capital, financing and marketing plans relating to deployment of PCS services. Investors are cau-tioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that any significant deviations from these assumptions could cause actual results to differ materially from those in the above and other forward- looking statements. Forward-looking statements included herein are as of the date hereof and the Company undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

Summary - Operating revenues were $73.8 million in 1999, an increase of 11% over 1998. Operating cash flows were $30.1 million, a decrease of $3.0 million or 9% under 1998. Operating income was $13.5 million in 1999, a decrease of $9.1 million or 40% from 1998. The combination of digital PCS customers within our RSA6 service area, Internet customers, and CLEC customers grew in total approximately 442%. This growth was partially offset by higher phone subsidies from the digital PCS customer growth (which are netted in operating revenues) and the directory assistance volume declines. Operating cash flows and operating income were down from the prior year due to start-up costs and capital investments associated with expansion into new markets and new service offerings. In addition to such costs relating to internal growth, increased depreciation and amortization of acquisition activity further lowered operating income in 1999. Finally, 1999 directory assistance call volume declines coupled with start-up costs associated with the roll out of national directory products resulted in a decline in operating cash flow and operating income from directory assistance of $1.5 million and $1.8 million, respectively, from that of the prior year.

     Net income for 1999 was $6.5 million, or $0.50 per share-diluted, including $8.3 million ($5.2 million after tax, or $0.39 per share) of gains from the sale of our investment in American Telecasting, Inc ("ATEL") and the sale of the Richmond tower (see Notes 4 and 7), and equity losses from PCS investees of $11.4 million ($7.0 million after tax, or $0.54 per share). Exclusive of these transactions and the asset impairment charge of $4.0 million ($2.5 million after-tax, or $0.19 per share), earnings for 1999 were $10.8 million, or $0.83 per share. As noted above, these earnings results reflect the significant start-up and up-front costs associated with the Company's customer, product and geographic expansions. Net income for 1998 was $8.5 million, or $0.65 per share-diluted, including a $1.0 million ($0.6 million after tax, or $0.05 per share) loss on the write-down of our investment in ATEL(see Note 4 to the financial statements) and equity losses from PCS investees of $6.5 million ($4.0 million after tax, or $0.30 per share). Exclusive of these transactions, earnings for 1998 were $13.1 million, or $1.00 per share. These earnings results reflect the continued growth in the Company's traditional business segments and geographic markets, particularly directory assistance and cellular.

     Operating Revenues - Total operating revenues were $73.8 million, an increase of $7.1 million, or 11%, over 1998 ($7.7 million, or 13%, increase in 1998 over 1997). The 1999 increases were primarily attributable to wireline services. Wireline revenue in 1999 totaled $44.1 million, an increase of $6.5 million, or 17%, over 1998 ($3.1 million, or 9%, increase in 1998 over 1997). Other communication services increased $1.1 million in 1999 to $4.0 million ($0.7 million, or 30%, increase in 1998 over 1997). This is due primarily to an increase in rental charged to PCS affiliates due to a related increase in their usage of assets owned by the Company. Directory assistance revenues totaled $12.1 million, a decrease of $0.8 million, or 7%, from 1998 (1998 increased $2.4 million, or 23%, over 1997), and wireless revenues were up $0.4 million, or 3%, over 1998 ($1.5 million, or 13%, over 1997). Wireline communications revenues include telephone revenues, fiber optic network usage, Internet access, com-petitive local telephone, long distance and wireline cable revenues. Telephone revenues, which include local service, access and toll service, directory advertising and calling feature revenues were $31.3 million, an increase of $0.7 million, or 2%, over 1998 ($1.7 million, or 6%, increase in 1998 over 1997). These increases were primarily due to growth in access lines of 3% in both 1999 and 1998 and revenue growth from custom calling features of 7% and 19%, respectively. These increases were partially offset by slight decreases in toll and access rates. Revenues from fiber optic network usage and CLEC were $5.6 million, an increase of $1.6 million, or 40%, over 1998 ($0.8 million, or 22%, increase in 1998 over 1997) due to increased network usage and the roll out of CLEC in four markets in the second half of 1998 and four additional markets in late 1999. The largest single component of wireline revenue growth in 1999 was the growth in Internet revenues. The Company added a total of 37,700 subscribers during 1999, with total subscribers exceeding 45,200 by year-end. This was achieved from customer growth within our existing markets and growth through acquisitions. Revenues from

Internet services were $5.6 million, an increase of $4.2 million, or 296% over 1998 ($0.6 million, or 71%, increase in 1998 over 1997).

     Wireline cable revenues have remained relatively constant from 1997 through 1999. Wireless communications include cellular, paging, voicemail and wireless cable. Revenues for cellular, paging and voicemail totaled $10.8 million, an increase of $0.6 million, or 5%, over 1998 ($1.6 million, or 19%, increase in 1998 over 1997). These increases resulted primarily from cellular access, toll, and roaming associated with 24% customer growth over 1998 (28% in 1998 over 1997) and an increase in outside roaming minutes of 33% over 1998. This was partially offset by the higher equipment subsidies ($2.8 million in 1999 versus $1.9 million in 1998 and $1.0 million in 1997) due to a significant growth in digital PCS customers within the VA RSA6 service area (13,000, 4,400, and 491 digital PCS customers at December 31, 1999, 1998 and 1997, respectively). Wireless cable revenues of $2.8 million decreased $0.2 million, or 7%, from 1998 (5% decrease in 1998 from 1997). The decline in revenue is due to limiting marketing efforts and installations to multiple-dwelling units in an effort to contain costs and capital associated with analog cable video services in this business segment.

     Directory assistance revenues, which includes net revenues from providing directory listings for customers seeking telephone numbers in the mid-Atlantic states, decreased $0.9 million, or 7%, in 1999 from 1998, but increased $2.4 million, or 23%, in 1998 over 1997. Call volumes declined 18% from 65.4 million calls in 1998 to 53.6 million calls in 1999. This was attributable to the impact of call around plans offered by large competitors versus traditional directory assistance traffic being handled at our call centers without sufficient new business to off-set the continued base business decline. Although volume declined 18% in 1999, the revenue decline was only 7%. The new national directory assistance offerings are closing the rate of call volume decline from the original contract business and are more rapidly closing the rate of revenue decline as these products involve a higher level of service and price. Growth in 1998 was from contract expansions to the base business which occurred throughout 1997.

     Other communications revenues, which include revenues from the Company's sale and lease of communications equipment and security alarm monitoring and installation and rental for property and equipment primarily to the PCS Alliances, increased $1.1 million, or 37%, over 1998 ($0.7 million, or 30%, in 1998 over 1997) due primarily to an increase in rental charges to the PCS Alliances for additional assets used by the PCS Alliances but owned by the Company.


Operating Expenses - Total operating expenses were $60.3 million, an increase of $16.2 million, or 37%, over 1998 ($4.5 million, or 11%, increase in 1998 over 1997). Excluding the asset impairment charges (Note 7), total operating expenses were $56.3 million, an increase of $12.3 million, or 28%, over 1998. Of this increase, $9.5 million is from the wireline businesses, $8.4 million of which is from Network, CLEC and Internet. Of the $8.4 million increase, $2.4 million is directly from Virginia Internet acquisitions, $2.1 million is from Internet expansion in West Virginia (primarily acquisition related) and $2.5 million is from CLEC rollout and expansion. Operating expenses increased in wireless communications, directory assistance and other communications services by $0.8 million (7%), $0.9 million (8%), and $1.0 million (34%), respectively. Increases in wireless communications operating expenses were primarily variable in nature. Costs such as access, selling and advertising expenses, as well as retail store and customer care costs, increased $1.3 million. The directory assistance increase was driven by transition related costs as this business transitioned to a structure which will support significant growth in national directory assistance offerings. Lastly, other communications services depreciation increased $0.5 million and other communications services operating costs increased the remaining $0.5 million. These increases pertained to the increases in corporate assets owned by the Company and the related operating costs which were used by the PCS Alliances, as discussed in the operating revenues section above, and increases in corporate infrastructure costs.

Maintenance and support expenses, which include costs related to specific property and equipment, as well as indirect costs such as engineering and general administration of property and equipment, increased $5.8 million, or 53%, over 1998. Of this total increase, $1.6 million relates to network and CLEC and $2.3 million relates to Internet. These increases represent network and other plant related expense increases due to the geographic expansion and new costs from acquired the Internet businesses. The remaining $1.9 million of increase was evenly spread among all the other business segments. Increases in these segments were due to customer growth and start-up related costs. Maintenance and support expenses grew $1.2 million, or 12%, in 1998 over 1997 due to the first phase of geographic expansion and service enhancements for the underlying network and support systems. Depreciation and amortization expenses in 1999 increased $2.1 million, or 20.2%, over 1998. Of this increase, $1.0 million related to Internet, $0.5 million of which represents amortization of goodwill from acquired assets and the balance represents additional equipment and improvements to the related network plant and equipment. The other primary contributors to this increase are the other communications services depreciation increase of $0.5 million (discussed on page 35) and the increase in telephone depreciation of $0.4 million. Telephone depreciation increased primarily due to digital switching upgrades.

     In addition to normal depreciation and amortization expenses, the Company recognized a $4.0 million asset impairment charge for write-downs of certain wireless analog cable assets ($2.7 million) and a write-off of software assets ($1.3 million) from an abandoned billing system due to a conversion to a single billing platform (Note 7).

     Customer operations expenses, which included marketing, product management, product advertising, sales, publication of a regional telephone directory, customer services and directory services, increased $3.6 million, or 22%, in 1999 over 1998 ($1.9 million, or 14%, in 1998 over 1997). Retail store costs and customer care costs increased $1.1 million and $1.0 million, respectively, in 1999 over 1998. This increase represents the geographic expansion of our retail presence with the opening of five stores in 1999 and 1998 and increase in the customer care costs to cover the significant new customer additions and the related larger overall customer base. In addition to this, directory assistance customer operations increased $0.6 million, or 8%, despite a lower call volume. This is due to start-up and training costs associated with the shift to the national directory assistance products. In addition to the start-up costs, these product offerings are at a higher level of service and related costs. Customer operations expenses increased $1.9 million in 1998 over 1997 which related to directory assistance growth in 1998 and, to a lesser extent, sales and marketing related cost increases.

     Corporate operations expenses, which include taxes other than income, executive, accounting, legal, purchasing, information management, human resources and other general and administrative expenses, increased $0.7 million, or 11%, in 1999 over 1998. This was due to the corporate operations expenses of the acquired Internet businesses and other corporate infrastructure increases necessary to support the overall growth of the Company. Corporate operations expenses remained constant in 1998 versus 1997.

     Other Income (Expenses) - Other income (expenses), which includes the categories of other, principally interest, equity income from wireless investees, equity loss from PCS investees, gain on sale of tower assets and the ATEL investment and loss on write-down of investment, decreased $4.1 million from 1998 and decreased $8.6 million in 1998 from 1997.

     Other expenses, principally interest, increased $0.3 million in 1999 from 1998 and decreased $0.2 million in 1998 from 1997. The increase in interest expense is due to additional borrowings of $17.0 million (see Statement of Cash Flows). The decrease in 1998 from 1997 was due to the liquidation of mortgaged-backed services used to satisfy cash flow needs in lieu of additional debt and lower interest rates on line of credit debt facilities offset by an increase in investing activity (see Statement of Cash Flows).

     Equity income from other wireless investees, which includes equity earnings from the Company's cellular limited partnership interests remained unchanged in 1999 versus 1998 and increased $0.1 million in 1998 over 1997. Equity loss from PCS investees totaled $11.4 million in 1999, a $4.9 million increase over the 1998 loss of $6.5 million ($0.8 million in 1997). As mentioned earlier, driving this growth in losses is the significant customer growth and the related equipment subsidy and customer acquisition costs associated with this. Including the wholesale digital PCS subscribers in the Company's VA RSA6 service area, digital PCS subscribers increased 236% to 43,300 at December 31, 1999, an increase of 30,400 over the prior year end.

     Operations commenced in the fourth quarter of 1997 for the VA Alliance and thus, 1997 losses reflect only a partial year. The Company has a 21% common ownership interest in the VA Alliance, a provider of PCS serving a 1.6 million populated area in central and western Virginia. The Company also has a 45% common ownership interest in the WV Alliance, an owner of PCS radio spectrum licenses for most of West Virginia and parts of eastern Kentucky, southwestern Virginia and eastern Ohio. The WV Alliance commenced operations in late 1998. Accordingly, WV PCS Alliance losses in 1999 grew by $4.5 million over 1998 losses. Management believes that the Company's share of losses to be recognized in 2000 will continue to be significant due to continued rapid customer growth resulting in customer acquisition costs and high equipment subsidies before the base is sufficient to cover the operating cost structure and customer acquisition costs.

     The Company recognized a $1.0 and $2.8 million impairment loss on its investment in ATEL at December 31, 1998 and 1997, respectively. The Company concluded at that time that the decline in value was other than temporary given recent trading prices in the common stock and ATEL's financial condition and continued financial losses. However, in 1999, ATEL was purchased by Sprint Corp. and the investment was sold for a gain over the carrying value after write-downs of $7.6 million (Note 7). Additionally, the Company sold its tower in Richmond, VA, for a gain of $0.7 million (Note 7).

     Income Taxes - Income taxes decreased $2.8 million, or 49%, in 1999 from 1998 (1.8 million, or 24%, in 1998 from 1997). There were two primary factors causing this change: (1) a decrease in the pre-tax income of $4.8 million ($5.5 million in 1998 from 1997) and (2) a change in the effective tax rate to 31% in 1999 from 40% in 1998 (38% in 1997). The change in the effective tax rate was due to charitable contributions deductible for tax purposes at appreciated market values which were $1.5 million greater than the cost basis. In addition to this, the Company received tax credits totaling $0.5 million for rehabilitation of a historic building in Winchester, VA (the location of the Company's new directory assistance call center) and employment credits for exceeding certain new hire levels in our directory assistance business.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its working capital requirements and capital expenditures from net cash provided from operating activities and borrowings under committed credit facilities. The Company has $23.8 million in unused aggregate borrowings available under its existing credit facilities.

     During 1999, net cash provided by operating activities was $31.5 million. Principle changes in operating assets and liabilities included a $1.2 million increase in accounts receivable, a $1.3 million increase in income tax receivable, a $0.4 million decrease in materials and supplies, a $2.2 million increase in accounts payable and a $0.9 million increase in other current and accrued liabilities. The $1.2 million increase in accounts receivable was due to the timing of receipt from a significant customer and the overall sales growth. The $1.3 million increase in income tax receivable was due to quarterly estimated tax payments in the first half of 1999 based on interim results that, when projected, did not reflect the level of PCS losses from expansion and growth in Virginia and West Virginia. Materials and supplies decreased due to the strong retail sales at the end of 1999 which brought down the Company's handset inventories below the prior year end levels. The $2.2 million increase in accounts payable relates to higher overall purchasing volumes and timing of some significant capital equipment deliveries. The $0.9 million increase in other accrued and current liabilities relates to (1) $0.5 million in timing of certain directory assistance current payables and (2) increased advance billings to customers, primarily due to the addition of the acquired Internet operations. The Company's investing activities included: (1) the investment of $36.7 million in property and equipment, (2) $1.9 million in net repayments from PCS Alliances, (3) $5.3 million investment in PCS Alliances and PCS licenses, (4) $12.4 million in Internet acquisitions and (5) $9.7 million in proceeds from the sale of the Company's Richmond tower asset (Note 7) and from the sale of the ATEL investment (Note 4). Net cash used in financing aggregated $11.5 million, including $6.0 million used to pay dividends and an aggregate of $17.0 million of borrowing on long-term debt.

     The Company had firm cash commitments relating to purchases of property and equipment of approximately $5 million as of December 31,1999. Capital expenditures for 2000, including these commitments, are expected to remain at 1999 levels to support continued expansion of competitive local telephone and Internet access services, to participate in joint fiber build projects and to add another building to support employee additions commensurate with the growth in digital PCS, Internet and CLEC customers. Funds required for dividends, capital expenditures, interest and debt principal payments, and partnership contributions are expected to be provided from internal sources and borrowings drawn against available credit facilities. The Company has entered into certain guarantee agreements relating to its investment in the VA Alliance and WV Alliance (Note 3) and expects to increase its guarantee levels and equity contributions in the Alliances to support continued PCS network build-out and expansion. Management anticipates that funds required for additional capital contributions to the VA Alliance and WV Alliance (Note 3) will be provided from cash flows from operations and borrowings under committed lines of credit.

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

     The Company addressed this issue with a plan centered around several key components: (1) system inventory, (2) third party confirmation, (3) internal systems review, (4) compliance implementation, (5) testing and (6) contingency planning. The Company's year 2000 project was completed in the third quarter of 1999.

     The total year 2000 project costs were not material to the Company's business operations or financial condition. Management believes that the Company's core systems are year 2000 compliant and the Company has not experienced significant problems relating to the year 2000 issue. However, in the event that unforeseen circumstances arise, management believes that its contingency plans will prevent significant year 2000 issues from having a material impact on the financial or operational results in future periods.


Quarterly Review
(In thousands,except per share amounts)       First Quarter  Second Quarter Third Quarter Fourth Quarter
--------------------------------------------------------------------------------------------------------
1999
Operating revenues                              $ 17,018      $ 17,889      $ 19,366      $ 19,519
Operating cash flows (a)                           7,504         7,885         7,686         7,021
Operating income                                   4,693         4,917         1,737         2,175
Gain on sale of tower asset and investments            -             -         8,318             -
Equity loss from PCS investees
VA PCS Alliance                                   (1,359)       (1,479)       (1,298)       (1,301)
WV PCS Alliance                                     (972)       (1,459)       (1,404)       (2,094)
Net income (loss)                                  1,340         1,295         4,378          (520)
Net income (loss) per share - basic                0.103         0.099         0.335        (0.040)
Net income (loss) per share - dilutive             0.102         0.099         0.334        (0.040)
--------------------------------------------------------------------------------------------------------
Stock price range                           $22.63-20.19  $25.50-20.63  $24.00-20.13  $34.63-21.63
Quarterly dividend                              $0.11475      $0.11475      $0.11475      $0.11475
--------------------------------------------------------------------------------------------------------

1998
Operating revenues                              $ 16,235      $ 16,551      $ 17,156      $ 16,744
Operating cash flows (a)                           8,041         8,199         8,413         8,477
Operating income                                   5,547         5,712         5,758         5,609
Loss on write-down of investment                    (270)            -          (353)         (387)
Equity loss from PCS investees
VA PCS Alliance                                     (876)       (1,244)       (1,244)       (1,712)
WV PCS Alliance                                      (20)         (102)         (303)         (966)
Net income                                         2,450         2,468         2,174         1,416
Net income per share - basic                       0.189         0.190         0.167         0.108
Net income per share - dilutive                    0.187         0.188         0.166         0.109
--------------------------------------------------------------------------------------------------------
Stock price range                           $27.00-20.75  $27.50-22.25  $24.25-20.00  $23.38-19.50
Quarterly dividend                              $0.10875      $0.10875      $0.10875      $0.10875
--------------------------------------------------------------------------------------------------------

(a) Operating income before depreciation and amortization and asset impairment charges. See Management's Discussion and Analysis for additional factors to consider in using this measure.

- Losses were recognized in the first, third and fourth quarters of 1998 totaling $1.0 million ($0.6 million after-tax or $0.05 per share) on write-down of the investment in American Telecasting, Inc. In the third quarter of 1999, this investment was sold for a gain of $7.6 million ($4.7 million after-tax or $0.36 per share)(Note 7).

- Third quarter 1999 includes a gain on sale of the Richmond, VA, tower of $0.7 million ($0.4 million after-tax or $0.03 per share).

- An asset impairment charge was recognized in the third quarter of 1999 of $2.7 million relating to the Company's wireless analog cable equipment. Additionally, concurrent with the completion of the conversion to a single billing platform, the Company recognized a $1.2 million write-off of software associated with its prior wireless billing system (Note 7).


Selected Financial Data and Five Year Growth Comparison
($'s in thousands,except per share amounts)             1999             1998              1997              1996             1995
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                              $     73,792     $     66,686      $     59,010      $     49,948     $     43,089
Operating expenses                                    60,270           44,060            39,598            34,533           29,667
Income taxes                                           2,868            5,639             7,398             5,163            5,006
Asset impairment charge                                3,951                -                 -                 -                -
Gain on sale of investments                            8,318                -             5,077                 -              927
Loss on write-down of investment                           -           (1,010)           (2,808)                -                -
Net income                                             6,493            8,508            12,221             9,550            8,494
Earnings per share - diluted                            0.50             0.65              0.94              0.73             0.66
Cash dividends per share                               0.459            0.435             0.412             0.392            0.379
Total assets                                         218,002          154,334           147,743           142,400          143,251
Long-term debt                                        37,685           19,774            24,606            24,000           20,000
Retirement benefits                                   10,854            9,853             8,845             8,010            7,351
Investment in property
and equipment                                   $    185,160     $    154,423      $    137,703      $    127,196     $    111,806
Average number of common
shares outstanding - diluted                      13,112,952       13,093,561        13,055,814        13,056,081       12,933,926
Number of employees                                      981              743               567               454              492
Number of shareholders                                 2,977            2,998             2,884             2,883            2,889
-----------------------------------------------------------------------------------------------------------------------------------

Board of Directors                            Executive Officers
Phyllis Huff Arnold                           J.William Brownlee
President and CEO                             Vice President -
One Valley Bank, N.A.                         Virginia Operations

William Wayt Gibbs,V                          Warren C.Catlett
President                                     Vice President - Strategy
Comprehensive Computer                        and Business Development
Consultants, Inc.
                                              David E.Lowe
C.Wilson McNeely,III                          President -
Chairman                                      West Virginia Operations
Eagle Corporation
                                              David R.Maccarelli
John B.Mitchell                               President -
President & Chairman                          Virginia Operations
Hammond-Mitchell, Inc.
                                              Michael B.Moneymaker
John N.Neff                                   Vice President and
President and                                 Chief Financial Officer,
Chief Executive Officer                       Treasurer and Secretary
Nielsen Builders, Inc.
                                              Donna M.Persing
James S.Quarforth                             Senior Vice President
Chairman and
Chief Executive Officer                       James S.Quarforth
CFW Communications                            Chairman of the Board
Company                                       Chief Executive Officer

Carl A.Rosberg                                Carl A.Rosberg
President and                                 President and
Chief Operating Officer                       Chief Operating Officer
CFW Communications
Company

Robert S.Yeago,Jr.
Retired Chairman
CFW Communications Company


[PHOTO OF C. PHILLIP BARGER APPEARS HERE]

C.Phillip Barger

Our appreciation is extended to C. Phillip Barger for his 37 years of service as a member of the Board of Directors. He retired from the Board in April of 1999. Mr. Barger provided leadership and insight as CFW transitioned from a local telephone company into an integrated communications provider. As CFW moves into a new millennium we can do so with confidence because of the foundation put into place by people like Mr. Barger.


[PHOTO OF PHYLLIS HUFF ARNOLD APPEARS HERE]

Phyllis Huff Arnold

Appointed to the Board of Directors in 1999 was Ms. Phyllis
Huff Arnold of One Valley Bancorp, Inc. Ms. Arnold is the Senior Executive Vice President and Chief Operating Officer of One Valley Bancorp, Inc., which is headquartered in Charleston, West Virginia. The Appointment to the Board of Directors was effective May 1, 1999. She has served on the One Valley Bancorp's Board of Directors since 1993. Ms. Arnold joined One Valley in 1972 and has held numerous leadership positions including having been promoted to President and CEO of One Valley Bank, NA in 1991. Ms. Arnold left One Valley in 1979 to serve as the West Virginia Commissioner of Banking until rejoining One Valley in 1983.

40